Exhibit 99.21

NOTICE OF

2020 ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

MANAGEMENT INFORMATION circular

MARCH 12, 2020

These materials are important and require your immediate attention. They require the shareholders of Ero Copper Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

NOTICE OF ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of ERO COPPER CORP. (the “Company” or “Ero”) will be held:

When: Thursday, May 7, 2020 3:30 p.m. (Vancouver time)	Where: Lancaster Room at the Rosewood Hotel Georgia 801 West Georgia Street, Vancouver, British Columbia

The following items of business will be covered at the Meeting:

1.	receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2019, and the auditor’s report thereon;

2.	set the number of directors at nine (9) for the ensuing year;

3.	re-elect nine directors to hold office for the ensuing year;

4.	reappoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year, and authorize the directors to fix the remuneration to be paid to the auditor;

5.	ratify, authorize and approve the granting of 8,086 incentive stock options on August 15, 2019 to each of Dr. Sally Eyre and Chantal Gosselin, upon appointment to the Board of Directors of the Company;

6.	authorize and approve the Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder;

7.	authorize and approve the Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder;

8.	authorize and approve the amendments to the Articles of the Company to increase the quorum requirement for meetings of directors and shareholders;

9.	authorize and approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation; and

10.	transact such other business as may be properly brought before the Meeting.

The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice.

If you owned common shares of Ero as of the close of business on March 10, 2020 (the record date for the Meeting), you are entitled to vote at the Meeting.

Registered shareholders of Ero are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed proxy form in accordance with the instructions set out in the proxy form and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or vote using the telephone or internet based on instructions provided in the enclosed proxy form no later than 3:30 p.m. (Vancouver time) on May 5, 2020, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays), before the Meeting is reconvened. Please advise the Company of any change in your mailing address. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

If you are a non-registered shareholder of Ero, please refer to the section in the Circular entitled “Solicitation of Proxies and Voting Instructions” for information on how to vote your common shares.

DATED at Vancouver, British Columbia, this 12th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“Christopher Noel Dunn”

Executive Chairman

MANAGEMENT INFORMATION CIRCULAR

About This Management Information Circular

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Ero for use at the annual general and special meeting of the Company to be held at 3:30 p.m. (Vancouver time) on Thursday, May 7, 2020 and at any adjournments or postponement thereof (the “Meeting”) for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders (the “Notice of Meeting”).

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made by our directors, officers and employees, without special compensation. All costs of the solicitation for the Meeting will be borne by the Company.

Unless otherwise specified, the information contained in this Circular is current as of March 12, 2020. In this Circular, unless otherwise indicated, all dollar amounts represented by “$” are references to Canadian dollars and all dollar amounts represented by “US$” are references to United States dollars.

In this Circular, “we”, “us”, “our”, “Ero” and the “Company” means Ero Copper Corp.

“You”, “your” and “shareholder” means holders of Shares of Ero as of the
March 10, 2020 record date.

Your vote is important. You can vote by completing the form included with this package or by attending the Meeting in person.

Solicitation of Proxies and Voting Instructions

Who Can Vote

Each holder of common shares of the Company (the “Shares”) is entitled to one vote for each Share registered in his, her or its name held at the close of business on March 10, 2020, the date fixed by the board of directors of the Company (the “Board”) as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

The voting process is different depending on whether you are a registered or non-registered shareholder.

Registered shareholders

You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder in the records of our transfer agent, Computershare Investor Services Inc. (“Computershare”).

Non-registered (beneficial) shareholder

You are a non-registered (beneficial) shareholder if your Shares are not registered in your name, but are instead registered in the name of either:

•	an intermediary that you deal with in respect of your Shares, such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee); or

•	a clearing agency (such as CDS & Co.) that acts on behalf of your nominee.

Please be sure to follow the appropriate voting procedure set out below.

How to Vote

Registered Shareholders

You can vote by proxy or in person at the Meeting.

Voting by proxy

Voting by proxy is the easiest way to vote because you can appoint any person or company to be your proxyholder to attend the Meeting and vote your Shares according to your instructions. This proxyholder does not need to be a shareholder.

The executive officers of the Company named in the proxy form (the “Ero proxyholders”) can act as your proxyholder and vote your Shares according to your instructions. If you appoint the Ero proxyholders and do not indicate your voting instructions, they will vote your Shares:

•	for setting the number of directors at nine (9) for the ensuing year;

•	for the re-election of the nominated directors listed in the proxy form and in this Circular;

•	for the reappointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia (“KPMG”) as the independent auditor of the Company, at a remuneration to be set by the Board;

•	for the ratification, authorization and approval of the granting of the Incentive Option Grants (as defined below);

•	for the authorization and approval of the Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder;

•	for the authorization and approval of the Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder;

•	for the authorization and approval of the amendments to the Articles of the Company to increase the quorum requirement for meetings of directors and shareholders; and

•	for the authorization and approval of a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation.

This is consistent with the voting recommendations of the Board and management of Ero. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business set out in the Notice of Meeting, the Ero proxyholders will vote according to management’s recommendations.

You have the right to appoint as proxyholder a person or company other than the Ero proxyholders to attend and act on your behalf at the Meeting. You can do so by inserting the name of the person or company in the blank space provided in the enclosed proxy form or by completing another form of proxy.

By completing and returning the proxy, you are authorizing your proxyholder to vote your Shares or withhold your vote in accordance with your instructions on any ballot that may be called for at the Meeting and if you specify a choice on a matter, your Shares will be voted accordingly. If there are other items of business that property come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit.

If you appoint someone other than the Ero proxyholders to be your proxyholder, he or she must attend and vote at the Meeting for your vote to be counted.

You can mail your completed proxy form to Computershare, Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or you can vote using the telephone or internet based on instructions provided in the enclosed proxy form.

To be effective, Computershare must receive your completed proxy form by no later than 3:30 p.m. (Vancouver time) on May 5, 2020. If the Meeting is adjourned or postponed, Computershare must receive your completed proxy form at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Questions? Call Computershare at 1-800-564-6253 (outside North America 514-982-7555).

Voting in person

If you want to attend the Meeting and vote in person, do not return the proxy form. Simply register with a representative of Computershare when you arrive at the Meeting.

Non-Registered (Beneficial) Shareholders

You can also vote by proxy or in person at the Meeting.

Voting by proxy

There are two types of non-registered (beneficial) shareholders:

•	a non-objecting beneficial owner (“NOBO”) who does not object to us knowing their identity; and

•	an objecting beneficial owner (“OBO”) who does not want us to know their identity.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), we have elected to deliver the proxy-related materials, including a voting instruction form (“VIF”) (collectively, the “Meeting Materials”) indirectly through intermediaries for onward distribution to the NOBOs and the OBOs (unless such shareholder has waived the right to receive such materials). We do not intend to pay for the distribution of the Meeting Materials by intermediaries and clearing agencies to OBOs, and OBOs will not receive the materials unless the OBOs’ intermediaries and clearing agencies assume the cost of delivery. Intermediaries often use a service company (such as Broadridge Investor Communication Solutions, Inc.) to deliver the Meeting Materials.

Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will be given a VIF which must be completed and signed by the non-registered shareholder in accordance with the directions on the VIF. Non-registered shareholders should submit VIFs in sufficient time to ensure that their votes are received by the Company.

The purpose of these procedures is to permit non-registered shareholders to direct the voting of the Shares they beneficially own. Non-registered shareholders should carefully follow the instructions on the VIF. Non-registered shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate persons, as required.

Voting in person

If you want to attend the Meeting and vote in person, follow the instructions provided on the VIF and/or by your intermediary. You cannot use a VIF to vote directly at the Meeting. You must request a legal proxy form granting you the right to attend the Meeting and vote in person and return the proxy form to Computershare within the time period specified above. When you arrive at the Meeting, you must register with a representative of Computershare.

Changing your Vote

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your personal representative, if he or she has your written authorization. If you represent a registered shareholder that is a corporation, your written notice must have the seal of the corporation, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice. The new completed proxy form or written revocation notice must be received at our head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 at any time up to and including the last business day before the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day before the Meeting is reconvened, or with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. You can also revoke your proxy in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders

Follow the instructions provided on the VIF and or/ by your intermediary to revoke your proxy.

Votes Necessary to Pass Resolutions

A simple majority of affirmative votes cast at the Meeting is required to pass each of the resolutions described in this Circular. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, the nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

Interest Of Certain Persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's most recently completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Particulars of Matters to be Acted Upon

We will cover the following items of business at the Meeting:

1.	Financial Statements

The audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Company for the financial year ended December 31, 2019 are available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com.

The audited consolidated financial statements of the Company for financial year ended December 31, 2019, and the auditor’s report thereon, will be placed before the shareholders at the Meeting. No shareholder vote is required for this item.

2.	Number of Directors

Management proposes that the number of directors on the Board be set at nine (9) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at nine (9), subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at nine (9).

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at nine (9).

3.	Election of Directors

The Board currently consists of the following nine directors, being Christopher Noel Dunn (Executive Chairman), David Strang (President and Chief Executive Officer (“CEO”)), Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, John Wright and Matthew Wubs. Each director will be standing for re-election at the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”). See “Corporate Governance Practices – The Board – Majority Voting Policy” below.

Nominees for Election as Directors

The term of office of each of the current directors expires immediately prior to the Meeting. Persons named below will be presented for re-election at the Meeting as management’s nominees
(the “Nominees”):

•	Christopher Noel Dunn;
•	David Strang;
•	Lyle Braaten;
•	Steven Busby;
•	Dr. Sally Eyre;
•	Robert Getz;
•	Chantal Gosselin;
•	John Wright; and
•	Matthew Wubs.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-election of the Nominees.

We do not contemplate that any of the Nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote for the election of any other person or persons, unless you specify that your Shares are to be withheld from voting on the election of directors.

Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company or with the provision of the BCBCA.

Set out below is the name of each Nominee, their province or state and country of residence, their current position(s) and office(s) held with the Company, their principal occupation(s) during the preceding five years, the date they became a director of the Company, and the number of Shares they beneficially own, or control or direct, directly or indirectly, as at the date of this Circular.

Christopher Noel Dunn, Executive Chairman
	Age: 60 Massachusetts, USA Director since May 16, 2016 / Non-Independent	Areas of Expertise • Finance / Accounting • Treasury / Derivatives • Capital Markets • Risk Management • Governance • Regulatory • Human Resources and Compensation • International Business

Messrs. Dunn and Strang formed Ero in May 2016. Mr. Dunn has served as the Executive Chairman and as a director of the Company since May 16, 2016.

Mr. Dunn has over 25 years’ experience in the investment banking industry, primarily with Goldman Sachs managing a capital underwriting business in London. In later years he worked with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals.  Mr. Dunn is a former director of Pan American Silver Corp. and Pretivm Resources Inc.  Prior to forming Ero Resource Partners LLC in February 2014 with Mr. Strang, he was a Managing Director of Liberty Mining & Metals LLC, a subsidiary of Liberty Mutual Investments from 2011 to 2013.

Mr. Dunn holds a Master of Arts degree from the University of Edinburgh and a Master of Science degree from the University of Durham.

Share Ownership as at March 12, 2020		Voting Results
Shares Target Requirement(2) Meets Requirement	3,027,281(1) US$1,608,000 Yes	2019	For: 98.80%	Withheld: 1.20%
		2018	For: 98.78%	Withheld: 1.22%
Committee Membership		Other Directorships with Reporting Issuers
None		None

Notes:

(1)	Mr. Dunn also holds 1,000,000 Share purchase warrants (“Founder Warrants”), 525,185 stock options (“Options”) to purchase Shares issued pursuant to the stock option plan of the Company (the “Stock Option Plan”) and 73,007 performance share units (“PSUs”) issued pursuant to the share unit plan of the Company (the “Share Unit Plan”), entitling him to acquire in the aggregate an additional 1,598,192 Shares, assuming that 100% of the PSUs vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions, as more particularly described below under “Compensation Committee Decisions Relating to 2019 Compensation – Options and Share Based Awards”.

(2)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Dunn, as the Executive Chairman of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$536,000 in Shares and/or restricted share units (“RSUs”) issued pursuant to the Share Unit Plan, within five years of his appointment. Please see “Share Ownership Policy” below for further details.

David Strang, President and Chief Executive Officer
Age: 51 British Columbia, Canada Director since May 16, 2016 / Non-Independent			Areas of Expertise • Mining Operations • Exploration / Geology • Capital Markets • Finance • Risk Management • Governance • Regulatory • Environment, Safety and Sustainability • International Business

Messrs. Strang and Dunn formed Ero in May 2016. Mr. Strang has served as the President and Chief Executive Officer and as a director of the Company since May 16, 2016.

Mr. Strang served as a director, President and Chief Executive Officer of Lumina Copper Corp. from August 2008 until its sale to First Quantum Minerals Limited in August 2014.  He then formed Ero Resource Partners LLC in February 2014 with Mr. Dunn. Mr. Strang also served as a director, President and Chief Executive Officer of Lumina Royalty Corp. (sold to Franco Nevada Corporation in 2011), Global Copper Corp. (sold to Teck Resources in 2008), and Lumina Resources Corp. (sold to Western Copper Corp. in 2006).  Prior to this, Mr. Strang served as President of Regalito Copper Corp. (sold to Pan Pacific in 2006), and Vice President, Corporate Development of Northern Peru Copper Corp. (sold to China Minmetals and Jiangxi Copper in 2008) and (the original) Lumina Copper Corp. Mr. Strang has approximately 24 years of corporate finance experience, particularly in the areas of corporate and asset valuation, and has approximately eleven years of experience as an officer and director.

Mr. Strang holds a Bachelor of Science degree in Applied Earth Sciences from Stanford University.

Share Ownership as at March 12, 2020			Voting Results
Shares Target Requirement(2) Meets Requirement	5,255,936(1) US$1,608,000 Yes		2019	For: 100.00%	Withheld: Nil
			2018	For: 100.00%	Withheld: Nil
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Environmental, Health, Safety and Sustainability Committee (former member)(3)	3 of 3	100%	None

Notes:

(1)	Mr. Strang also holds 1,000,000 Founder Warrants, 525,185 Options and 73,007 PSUs, entitling him to acquire in the aggregate an additional 1,598,192 Shares, assuming that 100% of the PSUs vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions, as more particularly described below under “Compensation Committee Decisions Relating to 2019 Compensation – Options and Share Based Awards”.

(2)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Strang, as the President and Chief Executive Officer of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$536,000 in Shares and/or RSUs, within five years of his appointment. Please see “Share Ownership Policy” below for further details.

(3)	Mr. Strang ceased as a member of the Environmental, Health, Safety and Sustainability Committee on August 11, 2019.

Lyle Braaten
Age: 56 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Legal • Finance / Accounting • Capital Markets • Risk Management • Governance • Regulatory • International Business

Mr. Braaten is the President and Chief Executive Officer of Miedzi Copper Corp. (since 2012), a private Canadian corporation involved in mineral exploration in Poland.  Mr. Braaten is currently Vice President, Legal Counsel and a director of Lumina Gold Corp. (since June 2014) and Vice President, Legal Counsel and a director of Luminex Resources Corp. (since August 2018). Mr. Braaten joined the Lumina Group in 2008 and assisted in the creation of Magma Energy Corp., a renewable energy company focused on international geothermal energy development. In 2011, Magma and Plutonic Power merged to create Alterra Power Corp. In 2018, Alterra was acquired by Innergex Renewable Energy for $1.1 billion.  Mr. Braaten is a former director of Anfield Gold Corp and Lumina Royalty Corp.

Mr. Braaten received a law degree from the University of British Columbia in 1989 and a Bachelor of Science from the University of Calgary in 1986. Mr. Braaten is a member of the Law Societies of British Columbia and the Yukon.

Share Ownership as at March 12, 2020			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	316,666(1) 3,382 US$210,000 Yes		2019	For: 75.97%	Withheld: 24.03%
			2018	For: 96.75%	Withheld: 3.25%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Nominating and Corporate Governance Committee (Chair) Audit Committee	3 of 3 4 of 4	100% 100%	Lumina Gold Corp. Luminex Resources Corp.

Notes:

(1)	Mr. Braaten also holds 66,666 Founder Warrants and 61,208 Options, entitling him to acquire in the aggregate an additional 127,874 Shares.

(2)	Pursuant to the terms of the Company’s Deferred Share Unit Plan (the “DSU Plan”), Deferred Share Units (“DSUs”) may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Braaten, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Steven Busby
Age: 60 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Mining Operations / Metallurgy • Risk Management • Environment, Safety and Sustainability • Governance • International Business

Mr. Busby is the Chief Operating Officer of Pan American Silver Corp. (since 2008) with over 30 years of experience in the mining industry where he has participated in successful mine development, construction and operations in both North and South America, Africa and Asia.  As Chief Operating Officer, he is responsible for Pan American’s operations, projects, safety, and corporate social responsibility within a large multi mine organization. Mr. Busby has previously held positions in a privately-owned consulting firm, Coeur d’Alene Mines Corp., Amax Gold Inc., Meridian/FMC Gold Company, and Nerco Minerals Company. Mr. Busby is a former director of Anfield Gold Corp.

Mr. Busby holds a Bachelor of Science degree in Mineral Processing Engineering and is a member of the Montana Tech Metallurgical Engineering Department Advisory Board.

Share Ownership as at March 12, 2020			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	366,666(1) 3,382 US$210,000 Yes		2019	For: 80.96%	Withheld: 19.04%
			2018	For: 99.75%	Withheld: 0.25%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Environmental, Health, Safety and Sustainability Committee (Chair) Nominating and Corporate Governance Committee	4 of 4 3 of 3	100% 100%	None

Notes:

(1)	Mr. Busby also holds 66,666 Founder Warrants and 61,208 Options, entitling him to acquire in the aggregate an additional 127,874 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Busby, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Dr. Sally Eyre
Age: 48 British Columbia, Canada Director since August 12, 2019 / Independent			Areas of Expertise • Mining Operations / Geology • Finance / Accounting • Capital Markets • Risk Management • Human Resources and Compensation • Governance • International Business

Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. Dr. Eyre holds three non-executive directorships: Adventus Mining Corporation, Japan Gold Corporation and Centamin plc.  From August 2011 to January 2014 she served as President and Chief Executive Officer of Copper North Mining and, prior thereto, served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with producing assets in West Africa.  She served as Director of Business Development for Endeavour Financial Ltd. and has held executive positions with a number of Canadian resource companies.

Dr. Eyre holds a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists (SEG), a member of the Institute of Corporate Directors and a former Director of the SEG Canada Foundation.

Share Ownership as at March 12, 2020			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	Nil(1) 3,382 US$210,000 No		N/A
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Compensation Committee(4) Nominating and Corporate Governance Committee(4)	5 of 5 1 of 1	100% 100%	Adventus Mining Corporation Centamin plc Japan Gold Corporation

Notes:

(1)	Dr. Eyre also holds 26,208 Options, entitling her to acquire an additional 26,208 Shares. 8,086 Options shall vest upon receipt of approval by shareholders of the Company (see below under the heading “Particulars of Matters to be Acted Upon – 5. Incentive Option Grants Under the Stock Option Plan to New Directors”).

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Dr. Eyre, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of her appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

(4)	Dr. Eyre was appointed to the Board as well as the Compensation Committee and Nominating and Corporate Governance Committee on August 12, 2019.

Robert Getz
Age: 57 Connecticut, USA Director since June 14, 2018 / Independent			Areas of Expertise • Finance/Accounting • Capital Markets • Risk Management • Governance • Human Resources and Compensation • International Business

Mr. Getz brings over 30 years of experience in public and private investments and international mergers and acquisitions. Mr. Getz currently serves as Managing Partner of Pecksland Capital Partners (since December 2015), a private investment and advisory firm. Mr. Getz previously served as a Founder and Managing Director of Cornerstone Equity Investors (from September 1996 until December 2016), a private equity investment company. Mr. Getz has served as a director of numerous public and private companies, including many metals and mining companies. He currently serves as the Chairman of the board of directors of Haynes International, Inc., a developer and producer of specialty nickel alloys, and a director of Techtronic Industries Company Limited. Mr. Getz previously served as Chairman of the board of directors of Crocodile Gold Corp., a gold mining company with operations in Australia, prior to the company’s merger with Newmarket Gold in July 2015. Mr. Getz subsequently served as a director of Newmarket Gold Inc. until May 2016. Newmarket Gold Inc. was subsequently acquired by Kirkland Lake Gold Ltd. in December 2016.

Mr. Getz holds a Bachelor of Arts, cum laude, from Boston University, and a Master of Business Administration in Finance from the Stern School at New York University.

Share Ownership as at March 12, 2020			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	202,666(1) 3,382 US$210,000 Yes		2019	For: 99.88%	Withheld: 0.12%
			2018	For: 100.00%	Withheld: 100.00%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Compensation Committee (Chair) Nominating and Corporate Governance Committee	7 of 7 3 of 3	100% 100%	Haynes International, Inc. Techtronic Industries Company Limited

Notes:

(1)	Mr. Getz also holds 55,208 Options, entitling him to acquire an additional 55,208 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Getz, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

Chantal Gosselin
Age: 50 Ontario, Canada Director since August 12, 2019 / Independent			Areas of Expertise • Mining Operations • Finance / Accounting • Capital Markets • Risk Management • Environment, Safety and Sustainability • Governance • International Business

Ms. Gosselin has over 25 years of combined experience in the mining industry and financial services. Ms. Gosselin most recently held the position of Vice President and Portfolio Manager at Goodman Investment Counsel from September 2011 to September 2013. Prior to that, she served as a senior mining analyst at Sun Valley Gold LLP, a precious metals focused hedge fund, from August 2009 to September 2011. Between 2002 and 2008, Ms. Gosselin was the senior mining analyst and a partner of Genuity Capital Markets (now Canaccord Genuity Group) and held mining analyst positions with Haywood Securities Inc. and Dundee Securities Corporation. Prior to her financial services experience, she held various mine site management positions in Canada, Peru and Nicaragua. Ms. Gosselin has served as a director of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) since November 2013 and Lundin Gold Inc. since March 2017 and Reunion Gold Corporation since November 2018.

Ms. Gosselin holds a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Chartered Investment Manager designation and the Institute of Corporate Director program.

Share Ownership as at March 12, 2020			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	625(1) 3,382 US$210,000 No		N/A
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Audit Committee(4) Environmental, Health, Safety and Sustainability Committee(4)	1 of 1 1 of 1	100% 100%	Lundin Gold Inc. Reunion Gold Corporation Wheaton Precious Metals Corp.

Notes:

(1)	Ms. Gosselin also holds 26,208 Options, entitling her to acquire an additional 26,208 Shares. 8,086 Options shall vest upon receipt of approval by shareholders of the Company (see below under the heading “Particulars of Matters to be Acted Upon – 5. Incentive Option Grants Under the Stock Option Plan to New Directors”).

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Ms. Gosselin, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of her appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

(4)	Ms. Gosselin was appointed to the Board as well as the Audit Committee and Environmental, Health, Safety and Sustainability Committee on August 12, 2019.

John Wright
Age: 67 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Mining Operations / Metallurgy • Exploration / Geology • Capital Markets • Risk Management • Governance • Environment, Safety and Sustainability • International Business

Mr. Wright is a Metallurgical Engineer and Honours graduate of Queen’s University in Ontario. He has been providing business development services to Capstone Mining Corp. since December 2006. He has over 35 years’ experience in many facets of the exploration and mining industry. Mr. Wright was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp.  Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright currently serves as a director of Luminex Resources Corp. and SilverCrest Metals Inc. and is a former director of Lumina Copper Corp., Northern Peru Copper, Global Copper Corp. and Bitterroot Resources Ltd.

He is a Member of the Canadian Institute of Mining and Metallurgy and has a P.Eng. designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Share Ownership as at March 12, 2020			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	866,666(1) 3,382 US$210,000 Yes		2019	For: 99.97%	Withheld: 0.03%
			2018	For: 99.80%	Withheld: 0.20%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Audit Committee Compensation Committee(4)	4 of 4 2 of 2	100% 100%	Luminex Resources Corp. SilverCrest Metals Inc.

Notes:

(1)	Mr. Wright also holds 66,666 Founder Warrants and 61,208 Options, entitling him to acquire in the aggregate an additional 127,874 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Wright, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

(4)	Mr. Wright ceased as a member of the Compensation Committee on August 11, 2019.

Matthew Wubs
Age: 49 British Columbia, Canada Director since July 27, 2016 / Independent			Areas of Expertise • Finance/Accounting • Insurance • Risk Management • Governance • Human Resources and Compensation
Mr. Wubs is a director of Westland Insurance Group Ltd. (since January 2020), one of the largest private insurance brokerage operations in Canada. Westland directly manages approximately $1.4 billion in premium volume through its brokerage, insurance company and wholesale operations. Prior to joining Westland’s board, Mr. Wubs was the Co-Chief Executive Officer of Westland from January 2016 to December 2019 and was responsible for oversight of insurance, reinsurance, risk management, finance and mergers and acquisitions. He joined Westland in the role of Controller in 1997 and thereafter held the position of Chief Financial Officer from January 2002 until December 2015. Previous to Westland, he held a consulting role in Management Information Systems at International Forest Products Ltd. and also obtained his Chartered Professional Accountant designation while working at Deloitte LLP.
Share Ownership as at March 12, 2020			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	2,135,935(1) 3,382 US$210,000 Yes		2019	For: 99.94%	Withheld: 0.06%
			2018	For: 99.79%	Withheld: 0.21%
Committee Membership	Attendance		Other Directorships with Reporting Issuers
Audit Committee (Chair) Compensation Committee	4 of 4 7 of 7	100% 100%	Westland Insurance Group Ltd. (private)

Notes:

(1)	Mr. Wubs also holds 66,666 Founder Warrants and 61,208 Options, entitling him to acquire in the aggregate an additional 127,874 Shares.

(2)	Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.

(3)	Pursuant to the Share Ownership Policy adopted by the Board, Mr. Wubs, as an independent director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$70,000 in Shares, RSUs and/or DSUs within five year of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

The Nominees, as a group, beneficially owned, or controlled or directed, directly or indirectly, 12,172,441 Shares, representing approximately 14.19% of the total number of Shares outstanding before giving effect to the exercise of any Founder Warrants, Options and PSUs held by such Nominees.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Nominee is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, CEO or Chief Financial Officer (“CFO”) of any company (including Ero), that: (i) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) and that was issued while the Nominee was acting in the capacity as director, CEO or CFO; or (ii) was subject to an Order that was issued after the Nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Except as set out below, no Nominee (i) is, as at the date of this Circular, or was within the 10 years before the date of this Circular, a director or executive officer of any company (including Ero) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee. In September 2010, while Mr. Getz was a director of EarthRenew Corporation (“EarthRenew”), a private company, EarthRenew appointed a receiver-manager pursuant to the Bankruptcy and Insolvency Act (Canada) in respect of its assets and undertakings. Mr. Getz is no longer a director of EarthRenew.

No Nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

4.	Appointment of Auditor

KPMG has been the independent auditor of the Company since May 15, 2017.

At the Meeting, we will ask shareholders to reappoint KPMG as auditor of the Company until the close of the next annual meeting of the shareholders and authorize the Board to fix the remuneration to be paid to the auditor. The following table discloses the aggregate fees billed to the Company and its subsidiaries by KPMG in the financial years ended December 31, 2019 and 2018:

Financial Year End		Audit Fees(1)		Audit Related Fees(2)		Tax Fees		All Other Fees
December 31, 2019	US$	363,403	US$	2,562	US$	5,049	(3)	Nil
December 31, 2018	US$	370,035	US$	9,698	US$	19,971	(4)	Nil

Note:

(1)	The aggregate fees billed for the audit of the annual consolidated financial statements of the Company, quarterly interim review of the Company and of its Brazilian subsidiaries and statutory audits of the Company’s Brazilian subsidiaries.
(2)	The aggregate fees billed for professional services rendered by the external auditors in connection with general training provided with respect to the new International Financial Reporting Standards on leasing (IFRS 16) for the Company’s subsidiaries in Brazil.
(3)	The aggregate fees billed for professional services rendered by the external auditors in connection with the review of IRPJ (income tax for legal entity) / CSLL (social contribution on net profit) deferred tax calculations of the Company’s subsidiaries in Brazil.
(4)	The aggregate fees billed for professional services rendered by the external auditors in connection with the review of income tax of the Company’s Brazilian subsidiaries for the 2013 to 2017 fiscal years.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the reappointment of KPMG as auditor of the Company until the close of the next annual meeting of the shareholders, at a remuneration to be fixed by the Board.

5.	Incentive Option Grants under the Stock Option Plan to New Directors

As part of the continued growth and development of the Company, the Board approved the appointment of Dr. Sally Eyre and Ms. Chantal Gosselin to the Board on August 12, 2019 pursuant to the Articles of the Company and the BCBCA.

To ensure that each new director was appropriately incentivized given their extensive experience and expertise in the sector, Dr. Eyre and Ms. Gosselin were each granted a total of 20,000 Options on August 15, 2019 at an exercise price of $21.09 per Share (US$15.83 per Share based on the daily exchange rate reported by the Bank of Canada on August 15, 2019 of US$1.3325 = $1.00), expiring on August 15, 2024. These Options have a grant date fair value of $8.39 each (or $167,800 in the aggregate) using a Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.20%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 58.4%; and, expected life of 3 years.

As the Stock Option Plan provides that the fair market value of Options that may be granted to each non-employee director of the Company within any one-year period under the plan shall not exceed $100,000, unless such grant is approved by the Company’s shareholders, the Board granted each of Dr. Eyre and Ms. Gosselin with 11,914 Options (within the limit noted above) and an additional 8,086 Options (the “Incentive Options Grants”), with such Incentive Option Grants being subject to shareholder approval.

Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the “Incentive Option Grant Resolution”), as further set out below, to ratify, confirm and approve the Incentive Options Grants.

In accordance with the terms of the Stock Option Plan, the ordinary resolution approving the Incentive Option Grant Resolution must be passed by a majority of votes cast by shareholders present in person or by proxy at the Meeting, excluding the votes attached to Shares beneficially owned by the Insiders (as defined in the Stock Option Plan) to whom the Incentive Option Grants are made. Accordingly, any Shares beneficially owned, or over which control or direction is exercised, directly or indirectly by Dr. Eyre and Ms. Gosselin must be excluded for the purposes of approving the Incentive Option Grant Resolution. As of the Record Date, Ms. Gosselin holds, or exercises control or direction, directly or indirectly over 625 Shares. Dr. Eyre does not hold any Shares as of the Record Date. As a result, a total of 625 Shares will be excluded from voting on Incentive Option Grant Resolution, representing less than 0.01% of the issued and outstanding Shares as of the Record Date.

If the Incentive Option Grant Resolution is approved at the Meeting, the Incentive Option Grants will continue to be effective. In the event that the Incentive Option Grant Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, the Incentive Option Grants will be cancelled.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Incentive Option Grant Resolution, in substantially the following form:

RESOLVED THAT:

1.	the granting of the Incentive Option Grants be and are hereby approved, confirmed and ratified; and

2.	any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the Incentive Option Grant Resolution.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Incentive Option Grant Resolution.

6.	Certain Matters Relating to the Stock Option Plan

We currently have a “rolling” Stock Option Plan, which was adopted by the Board on May 15, 2017, prior to the Company completing an initial public offering on October 19, 2017.

Pursuant to certain rules of the Toronto Stock Exchange (“TSX”), on which our Shares are traded, the Stock Option Plan needs to be renewed by shareholders and the unallocated Options available thereunder must be approved every three years, failing which no further Options may be awarded under the Stock Option Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the “Stock Option Plan Resolution”), as further set out below, to: (i) confirm and approve the Stock Option Plan, and in connection with this approval, will be asked to consider and approve certain amendments to the Stock Option Plan as further described herein (such amended Stock Option Plan being hereinafter referred to as the “Amended Stock Option Plan”); and (ii) approve the unallocated Options available thereunder.

The Amended Stock Option Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended Stock Option Plan is substantially similar to the Stock Option Plan other than with respect to the following:

•	reduces the limit on Shares issuable from treasury under the Amended Stock Option Plan, when combined with any other equity compensation arrangements of the Company (including, the Amended Share Unit Plan, as defined below), from 10% to 8%;

•	reduce the limit on Shares issuable to insiders as a group, at any time, under the Amended Stock Option Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended Share Unit Plan), from 10% to 8%;

•	adds the following to the list of amendments or revisions that require shareholder approval prior to being implemented:

(i)	making any amendments to the non-employee director participation limits on the grant of Options under the plan or grants under any other equity compensation arrangements of the Company to non-employee directors within any one-year period; and

(ii)	changing the category of individuals contained in the definition of “eligible person” under the plan who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the plan;

•	amends the administration provisions to provide that the Compensation Committee, rather than the Board, shall have the authority to administer the Amended Stock Option Plan. Pursuant to the Company’s Compensation Committee Mandate (a copy of which is available on our website at www.erocopper.com), each member of the committee must be independent, within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”); and

•	amendments of a housekeeping nature.

Currently, the maximum aggregate number of Shares issuable under the Stock Option Plan, together with any other equity compensation arrangement of the Company that provides for the issuances of the Company’s Shares from treasury, may not exceed 10% of the issued and outstanding Shares from time to time (this limit includes the Shares issuable under the Share Unit Plan). As the number of issued and outstanding Shares increases, the Company may increase the number of Shares reserved for issuance, upon application to the TSX. As discussed above, the Amended Stock Option Plan reduces this limit to 8%. The Stock Option Plan, as well as the Amended Stock Option Plan, automatically make exercised Options available for subsequent grants thereunder and provide for the reservation and issuance of additional Shares pursuant to such Options.

As at the date of this Circular, Options to purchase 5,081,541 Shares and 438,463 PSUs are outstanding, representing approximately 5.9% and 0.5% (6.4% in the aggregate) of the 85,756,978 Shares issued and outstanding, respectively. As such, 3,055,693 Shares, representing approximately 3.6% of the issued and outstanding Shares, are available for future Option awards (or a combination of Options and awards under any other equity compensation arrangements of the Company (including, the Share Unit Plan)), as at the date hereof. This amount would be reduced to 1,340,554 Shares, representing approximately 1.6% of the issued and outstanding Shares as at the date hereof, under the Amended Stock Option Plan.

A summary of the Stock Option Plan (and the amendments thereto as per the Amended Stock Option Plan) is provided in this Circular under the heading “Statement of Executive and Director Compensation – Option-based and Share-based Awards – Stock Option Plan”. A copy of the Amended Stock Option Plan is attached to this Circular as Appendix “A”.

To be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting.

If the Stock Option Plan Resolution is approved at the Meeting, the Amended Stock Option Plan will become effective as at the close of business on the date of the Meeting. In the event that the Stock Option Plan Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, all unallocated Options will be cancelled, and we will not be permitted to award further Options under the Stock Option Plan. All outstanding Options under the Stock Option Plan will continue unaffected.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Stock Option Plan Resolution, in substantially the following form:

RESOLVED THAT:

1.	the Amended Stock Option Plan, as substantially described in the Circular with respect to the Meeting, be and is hereby approved, confirmed and ratified;

2.	all unallocated options issuable pursuant to the Amended Stock Option Plan are hereby authorized, approved, confirmed and ratified;

3.	the Compensation Committee of the Board be and is hereby authorized to reserve a sufficient number of Shares to satisfy the requirement of the Amended Stock Option Plan;

4.	the Compensation Committee of the Board be and is hereby authorized to grant Options under the Amended Stock Option Plan until May 7, 2023, being the date that is three years from the Meeting date; and

5.	any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the Stock Option Plan Resolution.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

7.	Certain Matters Relating to the Share Unit Plan

We currently have a Share Unit Plan, which was adopted by the Board on September 7, 2017, prior to the Company completing an initial public offering on October 19, 2017.

Pursuant to certain rules of the TSX, on which our Shares are traded, the Share Unit Plan needs to be renewed by shareholders and the unallocated units available thereunder must be approved every three years, failing which no further units may be awarded under the Share Unit Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution
(the “Share Unit Plan Resolution”), as further set out below, to: (i) confirm and approve the Share Unit Plan, and in connection with this approval, will be asked to consider and approve certain amendments to the Share Unit Plan as further described herein (such amended Share Unit Plan being hereinafter referred to as the “Amended Share Unit Plan”); and (ii) approve the unallocated units available thereunder.

The Amended Share Unit Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended Share Unit Plan is substantially similar to the Share Unit Plan other than with respect to the following:

•	reduces the limit on Shares issuable from treasury under the Amended Share Unit Plan, when combined with any other equity compensation arrangements of the Company (including, the Amended Stock Option Plan), from 10% to 8%;

•	reduce the limit on Shares issuable to insiders as a group, at any time, under the Amended Share Unit Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended Stock Option Plan), from 10% to 8%;

•	reduce the limit on Shares that may be issued to insiders as a group, within any one-year period, under the Amended Share Unit Plan, when combined with any other equity compensation arrangement of the Company (including, the Amended Stock Option Plan), from 10% to 8%;

•	adds the following to the list of amendments or revisions that require shareholder approval prior to being implemented:

(i)	removing or exceeding the non-employee director participation limits on the grant of units under the plan or grants under any other equity compensation arrangements of the Company to non-employee directors within any one-year period; and

(ii)	changing the category of individuals contained in the definition of “eligible person” under the plan who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the plan;

•	amends the administration provisions to provide that the Compensation Committee, rather than the Board, shall have the authority to administer the Amended Share Unit Plan. Pursuant to the Company’s Compensation Committee Mandate (a copy of which is available on our website at www.erocopper.com), each member of the committee must be independent, within the meaning of NI 52-110; and

•	amendments of a housekeeping nature.

The Company may settle the units granted under the Share Unit Plan, as well as the Amended Share Unit Plan, by issuing Shares from treasury, by payment of cash, or a combination of both.

Currently, the maximum aggregate number of Shares issuable under the Share Unit Plan, together with any other equity compensation arrangement of the Company that provides for the issuances of the Company’s Shares from treasury, may not exceed 10% of the issued and outstanding Shares from time to time (this limit includes the Shares issuable under the Stock Option Plan). As the number of issued and outstanding Shares increases, the Company may increase the number of Shares reserved for issuance, upon application to the TSX. As discussed above, the Amended Share Unit Plan reduces this limit to 8%. The Share Unit Plan, as well as the Amended Share Unit Plan, automatically make settled units available for subsequent grants thereunder and provide for the reservation and issuance of additional Shares pursuant to such units.

As at the date of this Circular, Options to purchase 5,081,541 Shares and 438,463 PSUs are outstanding, representing approximately 5.9% and 0.5% (6.4% in the aggregate) of the 85,756,978 Shares issued and outstanding, respectively. As such, 3,055,693 Shares, representing approximately 3.6% of the issued and outstanding Shares, are available for future unit awards (or a combination of units and awards under any other equity compensation arrangements of the Company (including, the Stock Option Plan)), as at the date hereof. This amount would be reduced to 1,340,554 Shares, representing approximately 1.6% of the issued and outstanding Shares as at the date hereof, under the Amended Stock Option Plan.

A summary of the Share Unit Plan (and the amendments thereto as per the Amended Share Unit Plan) is provided in this Circular under the heading “Statement of Executive and Director Compensation – Option-based and Share-based Awards – Share Unit Plan”. A copy of the Amended Share Unit Plan is attached to this Circular as Appendix “B”.

To be effective, the Share Unit Plan Resolution must be approved by a majority of the votes cast by the shareholders present in person or represented by Proxy at the Meeting.

If the Share Unit Plan Resolution is approved at the Meeting, the Amended Share Unit Plan will become effective as at the close of business on the date of the Meeting. In the event that the Share Unit Plan Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, all unallocated units will be cancelled, and we will not be permitted to award further units under the Share Unit Plan. All outstanding PSUs under the Share Unit Plan will continue unaffected.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Share Unit Plan Resolution, in substantially the following form:

RESOLVED THAT:

1.	the Amended Share Unit Plan, as substantially described in the Circular with respect to the Meeting, be and is hereby approved, confirmed and ratified;

2.	all unallocated units issuable pursuant to the Amended Share Unit Plan are hereby authorized, approved, confirmed and ratified;

3.	the Compensation Committee of the Board be and is hereby authorized to reserve a sufficient number of Shares to satisfy the requirement of the Amended Share Unit Plan;

4.	the Compensation Committee of the Board be and is hereby authorized to grant units under the Amended Share Unit Plan until May 7, 2023, being the date that is three years from the Meeting date; and

5.	any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the Share Unit Plan Resolution.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Share Unit Plan Resolution.

8.	Amendment to Our Articles of Incorporation

The Articles of the Company currently provide that:

(i)	Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting; and

(ii)	The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass a special resolution, as further set out below (the “Articles Amendment Resolution”), to confirm, approve and ratify the following amendments to the Articles of the Company (such amended Articles being hereinafter collectively referred to as the “Amended Articles”) to: (i) to increase the quorum requirement for the Company’s shareholder meetings to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting; and (ii) to increase the quorum requirement for the transaction of the business of the directors to be set at a majority of the directors.

The Board has determined, in order to better align with evolving corporate governance practices and to limit the ability of a significant shareholder or a small group of shareholders from passing resolutions that may be considered contentious or problematic by other shareholders, that it is in the best interest of the Company to amend its Articles to increase the quorum requirement for the Company’s shareholder meetings to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

In addition, the Board has determined, in order to better align with evolving corporate governance practices and with the Board’s practice since the incorporation of the Company, that it is in the best interest of the Company to amend its Articles to increase the quorum requirement for the transaction of the business of the directors to a majority of the directors.

The Amended Articles have been conditionally approved by the Board, subject to shareholder approval at the Meeting. A blackline showing the proposed revisions to the Articles of the Company is attached to this Circular as Appendix “C”.

Pursuant to the BCBCA and the Articles of the Company, the Articles Amendment Resolution must be approved by a special resolution of a minimum of two-thirds of the votes cast by the shareholders present in person or represented by proxy at the Meeting.

If the Articles Amendment Resolution is approved at the Meeting, the Company will proceed with formalizing the amendments contemplated hereby, including by filing a notice of alteration and other necessary documents with the registrar under the BCBCA. The Amended Articles will become effective on the date that the alteration to the Company’s Amended Articles is accepted by the registrar under the BCBCA. In the event that the Articles Amendment Resolution is not passed by the requisite number of shareholder votes cast at the Meeting, the amendments to the Articles of the Company described herein will not become effective.

At the Meeting, shareholders will be asked to consider, and if thought advisable, pass the Articles Amendment Resolution, in substantially the following form:

RESOLVED, BY SPECIAL RESOLUTION, THAT:

1.	the amendments to the Articles of the Company to (i) increase the quorum requirement for the Company’s shareholder meetings to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting; and (ii) increase the quorum requirement for the transaction of the business of the directors to be set at a majority of the directors, all as further described in the Circular with respect to the Meeting, which such amendments shall not take effect until the Articles of the Company are altered to reflect such amendments, be and are hereby approved, confirmed and ratified; and

2.	any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the Articles Amendment Resolution.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Articles Amendment Resolution.

9.	Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

A detailed discussion of the Company’s compensation philosophy and executive compensation program can be found in the “Compensation Discussion and Analysis” section of this Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders of the Company accept the approach to executive compensation disclosed in the Circular with respect to the Meeting.

As this is an advisory vote, it is not binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.

The Board views the inclusion of a periodic advisory vote (at least triennial as determined by the Board from time to time) on executive compensation as the opening of an additional channel of communication between the Board and the shareholders.

We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.

In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the non-binding resolution on executive compensation.

The complete voting results will be filed under the Company’s profile on SEDAR (www.sedar.com).

We are not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

Statement of Executive and Director Compensation

The following section describes the significant elements of the Company’s executive and director compensation programs, with particular emphasis on the compensation payable to the Executive Chairman, the President and CEO, the CFO and other officers that were determined to be “Named Executive Officers” or “NEOs” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). During the financial year ended December 31, 2019, the Company had the following five NEOs:

•	Christopher Noel Dunn, Executive Chairman and a director of the Company;
•	David Strang, President and CEO and a director of the Company;
•	Wayne Drier, CFO
•	Michel (Mike) Richard, Chief Geological Officer (“CGO”); and
•	Makko DeFilippo, Vice President, Corporate Development.

In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our NEOs.

Compensation Discussion and Analysis

Compensation Governance

Responsibilities of the Compensation Committee

The Board has established the Compensation Committee and adopted a Compensation Committee mandate. The role of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities pertaining to compensation matters, including the Company’s compensation policies and practices. Among other things, the Compensation Committee is responsible for:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and President and CEO;

•	periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose;

•	reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and the President and CEO, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation levels based on such evaluation;

•	reviewing recommendations from the Executive Chairman and the President and CEO regarding the appointment, compensation and other terms of employment of the CFO, and other officers, and making recommendations to the Board regarding the same;

•	administering and interpreting the Company’s security based compensation arrangements and its policies respecting the grant of Options issued pursuant to the Stock Option Plan and share units (the “Share Units”) issued pursuant to the Share Unit Plan or sale of Shares thereunder, the grant of DSUs issued pursuant to the DSU Plan, and reviewing and recommending to the Board grants of Options, Share Units and DSUs and terms thereof;

•	periodically retaining the services of a compensation consultant to facilitate the Compensation Committee’s performance of its mandate; and

•	reviewing and assessing the adequacy of its mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommending to the Board for its approval any modifications to its mandate as considered.

The Compensation Committee is currently comprised of Robert Getz (Chairman), Dr. Sally Eyre and Matthew Wubs, all of whom are independent directors within the meaning of NI 52-110. Each of the members of the Compensation Committee has business and other experience which is relevant to their work on the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

Compensation Consultant

Pursuant to its mandate, the Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company.

The Compensation Committee has retained Lane Caputo Compensation Inc. (“Lane Caputo”) since August 8, 2017 to assist the Compensation Committee with the development of a compensation program for the Company’s executive officers and independent directors. Pursuant to this mandate, Lane Caputo has provided a review of current market practices regarding executive and director compensation, assisted the Compensation Committee in developing an appropriate comparator group of companies and a compensation philosophy that reflects the Company’s current size and stage of development, and has provided advice and recommendations with respect to best practices in the governance of compensation. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee. The Chairman of the Compensation Committee has also met separately with Lane Caputo on several occasions during 2019 to provide further direction.

The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to salary, annual performance incentives (the “APIs”) and long-term equity incentives.

For the financial years ended December 31, 2019 and 2018, the following fees were billed by and paid to Lane Caputo:

Financial Year Ended	Executive Compensation-Related Fees	All Other Fees
December 31, 2019	$50,282	Nil
December 31, 2018	$41,478	Nil

The Compensation Committee must pre-approve any retainers by Lane Caputo or other compensation consultants and provide notice of said retainer to the Board. There were no other consultants hired or contracted to assist the Board or the Compensation Committee in formulating executive compensation in 2017, 2018 or 2019.

Compensation Philosophy

The Company has adopted a “pay for performance” approach to executive compensation. Accordingly, salary is targeted near market median levels of the compensation peer group, while variable compensation opportunities (short and long-term incentives) are structured to provide above-market total compensation for high levels of corporate performance. Compensation elements are designed to balance the following compensation objectives:

•	total compensation realization will be aligned with the overall performance of the Company;

•	compensation programs will encourage a long-term view to shareholder value creation, as a significant portion of each executive’s variable pay will be equity-based; and

•	compensation programs will facilitate the attraction, retention and motivation of experienced and talented executives who will, in turn, drive shareholder value creation.

Benchmarking and 2019 Compensation Peer Group

The Company’s primary objective is to maximize profitable and safe copper and gold production to increase value to shareholders. To succeed, it is a strategic imperative to engage, retain and attract executive officers by providing a reasonable and competitive total compensation package. The Compensation Committee believes that it is appropriate to establish total compensation levels for executives with reference to benchmark roles among similar companies, both in terms of compensation levels and practices.

To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ended December 31, 2019, the Compensation Committee, in consultation with Lane Caputo, considered the size (based on market capitalization, operating revenue and number of producing mines) and stage of development of the following 18 companies (the “2019 Compensation Peer Group”) in determining an appropriate peer group of comparators:

Alacer Gold Corp.	Fortuna Silver Mines Inc.	OZ Minerals Ltd.
Capstone Mining Corp	Guyana Goldfields Inc.	Sierra Metals Inc.
Copper Mountain Mining Corp.	Hudbay Minerals Inc.	SSR Mining Inc.
Dundee Precious Metals Inc.	Leagold Mining Corp.	Taseko Mines Ltd.
Eldorado Gold Corp.	McEwen Mining Inc.	Torex Gold Resources Inc.
Endeavour Silver Corp.	Nevsun Resources Ltd.	Trevali Mining Corp.

These mining companies were selected as peer companies on the basis that they were the direct competitors for the individuals required to execute the Company’s strategic plan. Peer group constituents are reviewed on a regular basis (at least annually) to ensure their continued relevance. The 2019 Compensation Peer Group was also used to benchmark the Company’s director compensation practices for the financial year ended December 31, 2019.

Elements of Executive Compensation

The Company’s strategy is to provide a competitive compensation package for its executive officers that is in alignment with the Company’s business strategy and compensation philosophy.

Base Salary

Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling their role and responsibilities, internal equity and market competitiveness. An executive officer’s base salary may be below or above the median for the 2019 Compensation Peer Group depending on a number of factors, including the incumbent’s experience in the role, market competitiveness and/or retention considerations and individual performance.

The following table sets out the base salary of each NEO for the financial year ended December 31, 2019:

Name	Position(s) and Office(s) with Ero	Annual Base Salary (US$)
Christopher Noel Dunn	Executive Chairman Director	525,000
David Strang	President and CEO Director	525,000
Wayne Drier	CFO	335,000
Michel (Mike) Richard	CGO	360,000
Makko DeFilippo	Vice President, Corporate Development	265,000

Annual Performance Incentive

The API recognizes short-term (typically annual) efforts and milestone achievements that are aligned to the long-term success of the Company. The API is a variable component of compensation designed to provide motivation to executive officers to achieve near-term corporate objectives, and to reward them in cash when such objectives are met or exceeded. Target incentive levels target total cash compensation at the median of the 2019 Compensation Peer Group but have sufficient leverage that actual payment can position above the median for superior corporate and personal performance.

Target incentive levels for 2019 performance for the NEOs were as follows:

Name	2019 Annual Base Salary (US$)	Target (% of Annual Base Salary)	Target Eligibility (US$)
Christopher Noel Dunn	525,000	100%	525,000
David Strang	525,000	100%	525,000
Wayne Drier	335,000	65%	217,750
Michel (Mike) Richard	360,000	75%	270,000
Makko DeFilippo	265,000	50%	132,500

Actual awards may be above or below target based on performance outcomes. As more particularly outlined in the above, table, the performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and up to 200% in the case of the Executive Chairman and the President and CEO or 150% in the case of all other executive officers of the Company (if the performance target is exceeded by a specified amount).

The Company’s 2019 key performance indicators were selected to reflect the Company’s top priorities for success in 2019, focussed on safety, environment, operating performance, mineral reserve expansion and new discovery measures. As set out below, the result for the 2019 annual performance incentive award was 128% of target:

	Performance Range
Category	Threshold	Target	Stretch	Actual Result	Weight	Weighted Result
Safety & Environment
MCSA Long Term Injury Frequency Rate	1.6	1.3	1.1	1.0	10%	15%
NX Gold Long Term Injury Frequency Rate	1.6	1.3	1.1	0.9	5%	7.5%
Significant Environmental Incidents	2	1	0	0	5%	7.5%

MCSA Operating Performance
Copper Production (tonnes)	34,417	38,241	40,153	42,318	15%	22.5%
C1 Cash Cost(1)	1.13	1.03	0.98	0.93	15%	22.5%

NX Gold Operating Performance
Gold Production (oz)	35,310	39,233	41,195	30,434	5%	0%
C1 Cash Cost(2)	635	577	548	691	5%	0%

MCSA Proven and Probable Reserve Growth (tonnes contained copper)	40,000	80,000	120,000	93,000	15%	17.4%
NX Gold Reserves Growth (oz)	40,000	80,000	120,000	89,500	5%	5.6%

MCSA New Discoveries	130,000 m drilled	1 new discovery	2 new discoveries	2 new discovery	20%	30%

Total						128%

Note:

(1)	C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit, and is widely reported in the mining industry as benchmarks for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.
(2)	C1 cash cost of gold produced (per oz) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Given the Company’s overall performance in 2019, the Compensation Committee made a discretionary adjustment to the API awards to reflect the contribution of the NEOs to that performance, resulting in the following API payments:

Name	Target API (US$)	API at 128% of Target (US$)	Actual API Payment, inclusive of discretionary adjustment (US$)
Christopher Noel Dunn	525,000	672,000	1,050,000
David Strang	525,000	672,000	1,050,000
Wayne Drier	217,750	278,720	326,612
Michel (Mike) Richard	270,000	345,600	404,984
Makko DeFilippo	132,500	169,600	198,742

Option-based and Share-based Awards

The Company’s compensation policy targets annual grants of long-term equity incentives at the median of the 2019 Compensation Peer Group. The Company has two forms of long-term equity incentive plans for executive officers, the Stock Option Plan and the Share Unit Plan.

Stock Option Plan

The Stock Option Plan was adopted by the Board on May 15, 2017 to provide an incentive to the directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and, to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. As at the date of this Circular, there were 5,081,541 Options issued and outstanding under the Stock Option Plan. The annual burn rate under the Stock Option Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”. The Stock Option Plan is summarized in the table below.

Key Terms	Summary
Administration	The Board has the authority in its sole and absolute discretion to administer the Stock Option Plan and to exercise (or delegate to the Compensation Committee or such other persons as designated by the Board) all the powers and authorities either specifically granted to it under the Stock Option Plan or necessary or advisable in the administration of the Stock Option Plan, acting reasonably and in accordance with the Stock Option Plan. To date, the Board has delegated the foregoing authority to the Compensation Committee, which is fully comprised of independent directors as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”. The Amended Stock Option Plan would provide that the Committee has the foregoing authority, subject to the general purposes, terms and conditions of the Plan and to the direction of the Board. All references in this summary to the Board determining a particular matter, such as the eligible participants and vesting and exercise period of an Option, would be determined by the Compensation Committee under the Amended Stock Option Plan.

Securities	Each Option entitles the holder thereof (an “Optionee”) to purchase one Share at an exercise price set at the time of the grant.

Eligibility	Any director, officer, employee, consultant or other personnel of the Company (including any subsidiary of the Company), as the Board may determine.

Exercise Price	The exercise price of an Option will be determined by the Board at the time of the grant, but will be no lower than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time) (the “Fair Market Value”). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the exercise price will be no lower than the Fair Market Value of the Shares at the time of the grant as determined by the Board in its sole discretion acting in good faith.

Vesting and Exercise Period	The vesting and exercise period of an Option will be determined by the Board at the time of grant; however, the expiry date of an Option shall be no later than five years from the date of grant, or in the case where the expiry date of an Option occurs during a period of time during which the Optionee cannot exercise or sell securities of Ero due to applicable policies of the Company in respect of insider trading (a “Blackout Period”) or within 10 business days after the expiry of the Blackout Period, then the expiry date for the Option will be the date that is the tenth business day after the expiry of the Blackout Period.

Cessation of Employment

Subject to certain limitations, in the event that an Optionee’s employment is terminated for any reason other than death, retirement, long-term disability or for cause, the Options held by such Optionee may be exercised within 60 days of termination, provided such Options have vested and not expired.

Subject to certain limitations, in the event that an Optionee’s employment is terminated due to retirement or as a result of long-term disability, unless the Board determines otherwise, the Options held by such Optionee may be exercised within one year of retirement or termination as a result of long-term disability, provided such Options have vested and not expired. In addition, such Optionee’s unvested Options shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date.

Subject to certain limitations, in the event that an Optionee’s employment is terminated by reason of death, unless the Board determines otherwise, the Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of such Optionee’s estate within one year following the death of the Optionee or prior to the expiry date, whichever is earlier.

In the event an Optionee’s employment is terminated for cause, the Options held by such Optionee shall expire and terminate immediately upon such Optionee ceasing to actively provided services to the Company in his or her capacity as a director, officer, employee or consultant, as the case may be.

Change of Control

Subject to the Board’s ability to accelerate the vesting of Options at any time in its sole discretion, if the Company completes a transaction which results in a “Change of Control” (as defined in the Stock Option Plan), all unvested Options will vest, and if within 90 days (or such other period as the Board determines) following the completion of such transaction an event(s) that would constitute “constructive dismissal” (as defined pursuant to common law) occurs, and if within 90 days (or such other period as the Board determines) following the date of such “constructive dismissal” an Optionee’s employment is terminated (whether at the Optionee’s discretion or otherwise) then all Options held by such Optionee will remain exercisable until the earlier of 90 days (or such other period as the Board determines) from the date of termination and the expiry date thereof.

Notwithstanding the foregoing, with respect to any performance-based Options granted under the Stock Option Plan, vesting of an Option will be dependent on achievement of the applicable performance criteria as of the date of the completion of the above-mentioned transaction and/or be prorated to the date of the completion of such transaction, as applicable.

Limitations

The total number of Shares issuable pursuant to the Stock Option Plan (subject to adjustments under the Stock Option Plan) together with all other security based compensation arrangements of the Company (including the Share Unit Plan discussed below) shall not exceed 10% of the Company’s issued and outstanding Shares, on a non-diluted basis, at the relevant time (currently 8,575,698 Shares, based on 85,756,978 Shares issued and outstanding as at the date of this Circular). Under the Amended Stock Option Plan, this limit would be decreased to 8% (6,860,558 Shares, based on 85,756,978 Shares issued and outstanding as at the date of this Circular). Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Stock Option Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Stock Option Plan.

Subject to certain limitations, the total number of Shares that may be issued to any individual Optionee under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) in any one-year period, shall not exceed 5% of the number of issued and outstanding Shares at the date of grant (the “Individual Limit”).

Subject to certain exceptions, the total number of Shares issuable to insiders of the Company as a group at any time and the total number of Shares issued to insiders of the Company within any one-year period, under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed 10% of the issued and outstanding Shares, on a non-diluted basis, at the date of grant. Under the Amended Stock Option Plan, this limit would be decreased to 8% of the issued and outstanding Shares, on a non-diluted basis, at the date of grant.

The total number of Shares that may be issued to any one insider of the Company under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed the Individual Limit.

The Fair Market Value of Options that may be granted to each non-employee director of the Company within any one-year period under the Stock Option Plan shall not exceed $100,000, and under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed $150,000.

Net Settlement of Options

The Stock Option Plan provides for the cashless exercise of Options, subject to certain limitations.  The number of Shares issuable pursuant to any such cashless exercise is equal to the number determined by dividing (a) the product of the number of unexercised vested Options tendered for settlement by the difference between the Fair Market Value of one Share (calculated as at the date of settlement) and the exercise price of such Options, by (b) the Fair Market Value (calculated as at the date of settlement) of one Share, represented by the following formula:

A x (X-Y)X	Where:	A = the number of unexercised vested Options tendered for settlement
X = the Fair Market Value of the Shares on the date of settlement
Y = the exercise price of the Options tendered for settlement

Amendments

The Board has the right to suspend, discontinue or amend the Stock Option Plan or any Option granted thereunder, provided that it obtain shareholder and necessary regulatory approval prior to certain amendments.

Subject to certain exceptions approval from a majority of holders of Shares (and other voting securities of the Company) is required to effect the following amendments to the Stock Option Plan: (i) increasing the maximum number of Shares issuable, as a fixed percentage of the issued and outstanding Shares pursuant to the Stock Option Plan; (ii) amendments that would reduce the exercise price of an outstanding Option; (iii) extending the expiry date of any Option beyond its expiry date determined at the date of grant, except with respect to an expiry date that occurs during a Blackout Period; (iv) expanding the categories of individuals who are eligible to participate in the Stock Option Plan; (v) amendments to permit the transfer or assignment of Options, except to permit a transfer to a family member, to an entity controlled by the Optionee or a family member, to a charity or for estate planning or estate settlement purposes; and (vi) amendments to the amendment provisions of the Stock Option Plan. Under the Amended Stock Option Plan, the foregoing list would be amended to expressly provide that the such shareholder approval would also be required to:

(i)     change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; and

(ii)    make any amendment to the non-employee director participation limits (see last paragraph under the above heading “Limitations”).

Assignment	Rights respecting Options shall not be transferable or assignable other than by reason of death of the Optionee or by shareholder approval.

The full text of the Stock Option Plan is available under our profile on SEDAR at www.sedar.com. A copy of the Amended Stock Option Plan is attached hereto as Appendix “A”.

Share Unit Plan

The Share Unit Plan was established by the Board on September 7, 2017 as a vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company or any of its subsidiaries, to recognize and reward their significant contributions to the long-term success of the Company and to align the interests of the directors, officers, employees and consultants more closely with the shareholders of the Company. As at the date of this Circular, there were 438,463 PSUs issued and outstanding under the Share Unit Plan. The annual burn rate under the Share Unit Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”. The Share Unit Plan is summarized in the table below.

Key Terms	Summary
Administration	The Board, in its sole and absolute discretion, but subject to applicable securities and tax law requirements: (i) interprets and administers the Share Unit Plan; (ii) may establish, amend and rescind any rules and regulations relating to the Share Unit Plan; and (iii) makes other determinations that the Board deems necessary or desirable for the administration and operation of the Share Unit Plan. In carrying out its duties and powers under the Share Unit Plan, the Board may rely on recommendations of the Compensation Committee with respect to such matters, and may delegate to the Compensation Committee the power to exercise all the powers and authorities either specifically granted to it under the Share Unit Plan or necessary or advisable in the administration of the Share Unit Plan. To date, the Board has delegated the foregoing authority to the Compensation Committee, which is fully comprised of independent directors as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”. The Amended Share Unit Plan would provide that the Committee has the foregoing authority, subject to the general purposes, terms and conditions of the Plan and to the direction of the Board. All references in this summary to the Board determining a particular matter, such as the eligible participants and performance conditions, would be determined by the Compensation Committee under the Amended Share Unit Plan.

Eligibility	Any director, officer, employee, or consultant of the Company or of any of its subsidiaries, as the Board may determine.

Securities	Each vested Share Unit entitles the holder thereof (a “Share Unit Participant”) to receive on or about the applicable date of vesting of such Share Unit: (i) one Share; (ii) a cash amount equal to the Fair Market Value of one Share (the “Cash Consideration”) as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Board in its sole discretion.

Performance Conditions

At the time of grant of a Share Unit, the Board may, in its sole discretion, establish performance conditions for the vesting of such Share Unit, which may include terms or conditions relating to: (i) the market price of the Shares; (ii) the return to holders of Shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Board may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the Share Units.

The performance conditions may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant become vested depending on the extent of satisfaction of one or more performance conditions. The Board may, in its discretion, subsequent to the grant of a Share Unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each Share Unit for which vesting is subject to performance conditions is herein referred to as a “PSU”. Each Share Unit for which vesting is not subject to performance conditions is herein referred to as an “RSU”.

Vesting

Each RSU shall vest at such time as determined by the Board at the time of grant. Each PSU shall vest at such time as determined by the Board at the time of grant, subject to satisfaction of applicable Performance Conditions.

The vesting date of a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of Income Tax Act (Canada), as amended from time to time (the “Tax Act”), as such subsection may be amended or enacted from time to time.

Redemption

Each Share Unit will be redeemed on the date (the “Redemption Date”) selected by the Board following the date of vesting of such Share Unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exceptions and restrictions.

The Redemption Date for a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act, as such subsection may be amended or enacted from time to time.

Deferral Date	Non-Canadian Share Unit Participants may elect to defer the receipt of all or any part of their entitlement to Shares and/or Cash Consideration, as applicable, until a date following the Redemption Date but no later than such individual’s date of retirement (the “Deferred Payment Date”). Non-Canadian Share Unit Participants who elect to set a Deferred Payment Date must provide prior notice to the Company and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company.

Dividends	When dividends are paid on Shares, each Share Unit Participant shall be credited with dividend equivalents in respect of the Share Units credited to his or her account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Share Units (including fractional Share Units) based on the Fair Market Value of the Share on the date credited and redeemed on the Redemption Date or a later deferred date, as applicable, of the Share Unit with respect to which the dividend equivalent was granted.

Cessation of Employment

Subject to certain restrictions, if a Share Unit Participant is terminated by the Company for cause or if a Share Unit Participant voluntarily terminates his or her employment for any reasons or resigns as a director, as applicable, all of his or her Share Units that have not reached their respective Redemption Dates as at the date of termination will be cancelled, and all of his or her Share Units that have reached their respective Redemption Dates as at the date of termination but redemption thereof has been deferred by the Share Unit Participant will be redeemed as soon as possible for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion.

Subject to certain restrictions, in the event that a non-director Share Unit Participant’s employment is involuntarily terminated for reasons other than cause, his or her Share Units will be redeemed on the date of termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion, provided such Share Units have vested at such time.

Subject to certain restrictions, in the event that a director Share Unit Participant is not re-elected at an annual or special meeting of shareholders of the Company, his or her Share Units will be redeemed on the date of the annual or special meeting of shareholders for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion, provided such Share Units have vested at such time.

Subject to certain restrictions, in the event that a Share Unit Participant dies, his or her Share Units will be redeemed upon the date of death for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion.

Change of Control	In the event that a Share Unit Participant is terminated for reasons other than cause within 12 months following a “Change of Control” (as defined in the Share Unit Plan), all Share Units held by such Share Unit Participant will be redeemed as soon as reasonably practical following such termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Board in its sole discretion; provided that in the event that any Share Units are subject to satisfaction of any performance conditions, the Board shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed.

Limitations

The number of Shares reserved for issuance under the Share Unit Plan: (i) together with the Shares issuable under all other security based compensation arrangements of the Company (including the Stock Option Plan), shall not exceed 10% of the total number of issued and outstanding Shares, on a non-diluted basis, subject to certain limited exceptions (currently 8,575,698 Shares, based on 85,756,978 Shares issued and outstanding as at the date of this Circular; however, under the Amended Share Unit Plan, this limit would be decreased to 8% (6,860,558 Shares, based on 85,756,978 Shares issued and outstanding as at the date of this Circular); and (ii) to any one Share Unit Participant within a 12-month period shall not exceed 2% of the total number of issued and outstanding Shares.

The number of Shares issuable to insiders of the Company as a group at any time and the number of Shares issued to insiders of the Company as a group within any one-year period, under the Share Unit Plan together with all other security based compensation arrangements of the Company shall not exceed 10% of the total number of issued and outstanding Shares, on a non-diluted basis. Under the Amended Share Unit Plan, this limit would be decreased to 8% of the issued and outstanding Shares, on a non-diluted basis.

The number of Shares issuable to non-employee directors of the Company as a group, under the Share Unit Plan, shall not exceed 1% of the total number of issued and outstanding Shares, on a non-diluted basis. The Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan shall not exceed $150,000. Notwithstanding the foregoing, the Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan together with all security based compensation arrangements of the Company shall not exceed $150,000.

Amendments

The Board has the right to suspend, terminate or amend the Share Unit Plan or any portion thereof, subject to certain restrictions and provided that it obtain any necessary prior shareholder and/or regulatory approvals.

The following amendments to the Share Unit Plan may be effected without obtaining prior shareholder approval: (i) amendments to the terms and conditions necessary to ensure that the Share Unit Plan complies with applicable regulatory requirements; (ii) amendments respecting administration of the Share Unit Plan; (iii) amendments respecting the terms and conditions on which Share Units may be granted; and (iv) amendments of a “housekeeping” nature.

Prior shareholder approval is required to effect any amendment to the Share Unit Plan related to: (i) the number or percentage of Shares available for grant; (ii) removing or exceeding the number of Shares issuable or that may be issued to insiders as a group under the Share Unit Plan; (iii) permitting the transfer or assignment of Share Units other than for normal estate settlement purposes; (iv) expanding the categories of individuals eligible to participate in the Share Unit Plan; (v) changing the method of calculation of redemption of Share Units; (vi) extending the term for redemption of Share Units; and (vii) any amendments to the amendment provisions of the Share Unit Plan. Under the Amended Share Unit Plan, the foregoing list would be amended to expressly provide that the such shareholder approval would also be required to:

(i)       change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; and

(ii)       removing or exceeding the non-employee director participation limits (see last paragraph under the above heading “Limitations”).

Assignment	Rights respecting Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution or by shareholder approval.

The full text of the Share Unit Plan is available under our profile on SEDAR at www.sedar.com. A copy of the Amended Share Unit Plan is attached hereto as Appendix “B”.

As with the PSUs awarded in 2018, the PSUs awarded in 2019 vest to executives on the third anniversary of the date of grant based on the Company’s performance relative to two performance metrics:

1.	The Company’s total shareholder return (“TSR”) against a peer group of base metals producers that the Company competes with for investment dollars (the “Base Metals Index”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	TSR at or above 90th percentile	200%
Above Target	TSR at 80th percentile	150%
Target	TSR at 65th percentile	100%
Below Threshold	TSR below 35th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for TSR performance between the performance achievement levels shown in the table above.

The Base Metals Index is comprised of the following 16 companies:

Antofagasta plc	Lundin Mining Corp.	Teck Resources Limited
Capstone Mining Corp.	MMG Ltd.	Trevali Mining Corp.
Copper Mountain Mining Corp.	Nexa Resources SA
First Quantum Minerals Ltd.	Oz Minerals Ltd.
Freeport-McMoRan Inc.	South32 Limited
Hudbay Minerals Ltd.	Southern Copper Corp.
Imperial Metals Corp	Taseko Mines Ltd.

2.	The Company’s return on invested capital (“ROIC”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	ROIC at or above 12%	200%
Above Target	ROIC at 10%	150%
Target	ROIC at 8%	100%
Below Threshold	ROIC below 5%	0%

Linear interpolation will be applied to determine percentage PSU vesting for ROIC performance between the performance achievement levels shown in the table above.

The Board has delegated to the Compensation Committee the responsibility for administering and interpreting the Company’s equity-based compensation arrangements and the policies respecting the grant of Options or Share Units, whether PSUs or RSUs, or the sale or issuance, as applicable, of Shares thereunder, and reviewing and recommending to the Board grants of Options and Share Units, whether PSUs or RSUs, and the terms thereof. Awards of Options and Share Units, whether PSUs or RSUs, under the Stock Option Plan and Share Unit Plan are subject to certain limitations set out in each plan as well as the approval of the Board and the Compensation Committee, as applicable. Such awards are generally based on the executive officer’s total target compensation relative to their peers and their level within the organization. Options and Share Units are not granted to reward past performance, but rather as forward-looking incentive. As such, previous grants of Options or Share Units, as applicable, are not taken into account when considering additional grants of Options or Share Units, as applicable.

Managing Compensation Risk

As part of its annual review of the Company’s compensation policies and practices, including the setting of annual corporate performance objectives, as discussed below, the Compensation Committee considers any risks associated with such policies and practices. The Compensation Committee is satisfied that the current compensation policies and practices, combined with the enterprise risk management of the Company, offer a balanced combination that promotes adequate risk-taking with appropriate and reasonable compensation incentives.

The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company’s compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

•	the Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management;

•	the Compensation Committee undertakes annual review of the Company’s compensation program to ensure competitiveness with a compensation peer group and trends in compensation practices and governance;

•	the Compensation Committee undertakes an annual review of the Company’s APIs, long-term equity incentives, and corresponding performance objectives to ensure continued relevance and applicability to the Company’s current stage of development and business strategy;

•	compensation paid to the Company’s executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance;

•	API payments are capped at a maximum level of 200% of target, in the case of the Executive Chairman and the President and CEO, or 150% of target, in the case of all other executive officers of the Company, to ensure preservation of capital and to provide upper payout boundaries;

•	the Compensation Committee and the Board retain discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company in light of developments during the year. Discretion may also be exercised to increase or decrease payout levels based on a holistic assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions when necessary;

•	the Executive Chairman and the President and CEO of the Company are each required to own at least three times their annual base salary in Shares and the CFO, CGO of the Company and any other c-suite level executive of the Company appointed in the future are each required to own at least two time their annual base salary in Shares and/or RSUs to further align their interests more closely with the shareholders of the Company. See “Share Ownership Policy” below for the guidelines and current share ownership levels.

•	a compensation Clawback Policy has been adopted, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO). See “Clawback Policy” below.

•	no NEO or director, among others, are permitted to purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

Compensation Committee Decisions Relating to 2020 Compensation

Given the Company’s extensive growth in 2019, Lane Caputo was given the mandate to revise the peer group against which the Company has historically benchmarked its compensation practices to reflect the Company’s current size and stage of development. To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ending December 31, 2020, the Compensation Committee, in consultation with Lane Caputo, utilized the following peer group of 18 comparators (the “2020 Compensation Peer Group”):

Alacer Gold Corp.	Fortuna Silver Mines Inc.	SEMAFO Inc.
Capstone Mining Corp	Hudbay Minerals Inc.	Sierra Metals Inc.
Copper Mountain Mining Corp.	Leagold Mining Corp.	SSR Mining Inc.
Dundee Precious Metals Inc.	McEwen Mining Inc.	Taseko Mines Ltd.
Eldorado Gold Corp.	OZ Minerals Ltd.	Torex Gold Resources Inc.
Endeavour Silver Corp.	Pretium Resources Inc.	Trevali Mining Corp.

The 2020 Compensation Peer Group has also been used to benchmark the Company’s director compensation practices for the financial year ending December 31, 2020.

The following table sets out the base salary of each NEO for the financial year ending December 31, 2020, which was targeted at or near the median for the 2020 Compensation Peer Group depending on a number of factors, including the incumbent’s experience in the role, market competitiveness and/or retention considerations and individual performance:

Name	Position(s) and Office(s) with Ero	Annual Base Salary (US$)
Christopher Noel Dunn	Executive Chairman Director	536,000
David Strang	President and CEO Director	536,000
Wayne Drier	CFO	340,000
Michel (Mike) Richard	CGO	370,000
Makko DeFilippo	Vice President, Corporate Development	340,000

The Compensation Committee has established 2020 corporate performance measures for each executive officer, including safety, environment, operating performance, mineral reserve expansion and new discovery measures. The weighting assigned to each measure varies with each executive officer, depending on his or her position and level in the organization.

Share Ownership Policy

The Board has adopted a Share Ownership Policy, which sets Share ownership targets for the Executive Chairman, President and CEO, CFO, CGO and independent directors of the Company to further align their interests more closely with the shareholders of the Company.

The Executive Chairman and President and CEO of the Company are each required to beneficially own, control or direct, directly or indirectly, at least three times their annual base salary in Shares and/or RSUs. The CFO and CGO of the Company and any other c-suite level executive of the Company appointed in the future are each required to beneficially own, control or direct, directly or indirectly, at least two time their annual base salary in Shares and/or RSUs.

Each independent director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual cash retainer in Shares, RSUs and/or DSUs.

To measure compliance, Share and RSUs held by each c-suite level executive officer and Shares, RSUs and DSUs held by each independent director are valued at the greater of their acquisition cost or grant date value, as the case may be, and current market value.

All new c-suite level executive officers and independent directors of the Company are required to satisfy their Share ownership target within five years of their appointment. As at the date of this Circular, each c-suite level executive of the Company, being the Executive Chairman, President and CEO, CFO and CGO has achieved their respective Share ownership target and each independent director, other than Dr. Sally Eyre and Chantal Gosselin, who were appointed to the Board on August 15, 2019, has achieved their respective Share ownership target.

Clawback Policy

The Board has adopted a Clawback Policy, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO). The Clawback Policy providing for the full or partial forfeiture and recoupment of performance-based compensation awarded and outstanding or paid to any such executive officer subsequent to a material restatement of previously issued financial statements of the Company, required by applicable securities laws and directly resulting or arising from the gross negligence, fraud or willful misconduct of any such executive officer, the result of which is that any performance-based compensation provided to any such executive officer would have been a lower amount had it been calculated based on such restated results. For the purposes of this policy, performance-based compensation includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested.

Performance Graph

Total cumulative shareholder return represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.

The graph below shows the total cumulative shareholder return of $100 invested in our Shares on October 19, 2017 (first day of trading on the TSX) compared to $100 invested in the S&P Metals and Mining Select Industry Index, the S&P/TSX Global Base Metals Index and the 2019 Compensation Peer Group, assuming reinvestment of dividends.

NEO compensation levels have increased since the Company’s initial public offering, but at a much lower rate as compared to the relative share price performance of the Company over that same time period. We feel that our executive compensation practice is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

Compensation Table

The following table contains information about the compensation awarded to, earned by, paid to, or payable to, individuals who were Named Executive Officers as at the end of the financial year ended December 31, 2019, 2018 and 2017.

							Non-equity Incentive Plan Compensation (US$)
Name and Principal Position	Year	Salary (US$)		Share-based Awards (US$)(1)	Option-based Awards (US$)(2)		Annual Incentive Plans (US$)(3)	Long-term Incentive Plans	Pension Value (US$)	All Other Compensation (US$)		Total Compensation (US$)
Christopher Noel Dunn(4)	2019	525,000		811,275	Nil		1,050,000	N/A	N/A	1,307	(6)	2,387,582
Executive Chairman	2018	400,000		149,449	351,753	(7)	650,000	N/A	N/A	956	(6)	1,552,158
	2017	400,000		Nil	350,164	(8)	320,000	N/A	N/A	Nil		1,591,939
					521,775	(9)
David Strang(4)	2019	525,000		811,275	Nil		1,050,000	N/A	N/A	471	(6)	2,386,746
President and CEO	2018	400,000		149,449	351,753	(7)	650,000	N/A	N/A	875	(6)	1,552,077
	2017	400,000		Nil	350,164	(8)	320,000	N/A	N/A	705	(6)	1,592,644
					521,775	(9)
Wayne Drier	2019	335,000		190,267	288,549	(5)	326,612	N/A	N/A	908	(6)	1,141,336
CFO	2018	300,000		112,083	263,816	(7)	270,000	N/A	N/A	1,502	(6)	947,401
	2017	250,000	(10)	Nil	432,138	(11)	180,000	N/A	N/A	871	(6)	1,123,897
					260,888	(9)
Michel (Mike) Richard	2019	360,000		210,335	318,921	(5)	404,984	N/A	N/A	645	(6)	1,294,885
CGO	2018	300,000		119,555	281,399	(7)	337,500	N/A	N/A	354	(6)	1,038,808
	2017	300,000		Nil	260,888	(9)	180,000	N/A	N/A	Nil		740,888
Makko DeFilippo	2019	265,000		130,212	197,429	(5)	198,742	N/A	N/A	1,307	(6)	792,690
Vice President, Corporate Development	2018	220,000		74,725	193,465	(7)	165,000	N/A	N/A	956	(6)	654,146
	2017	201,667	(12)	Nil	146,487	(11)	110,000	N/A	N/A	Nil		614,687
					156,533	(9)

Notes:

(1)	Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 12, 2019, the Board approved the issuance of 225,659 PSUs under the Share Unit Plan based on a grant date fair value of C$20.52 per Share (US$15.57 per Share based on the daily exchange rate reported by the Bank of Canada on December 12, 2019 of US$1.3182 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 31, 2018, the Board approved the issuance of 215,288 PSUs under the Share Unit Plan based on a grant date fair value of C$9.76 per Share (US$7.15 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2018 of US$1.3642 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(2)	Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see the footnotes below for the assumptions used for each grant of Options.
(3)	Represents cash bonuses (API) awarded for individual performance and corporate achievements. Amount has been included in the year that the cash bonus was earned despite being paid in the following year.
(4)	Messrs. Dunn and Strang do not receive compensation for their services as directors of the Company.
(5)	On December 12, 2019, each NEO was granted Options at an exercise price of $20.52 per Share (US$15.57 per Share based on the daily exchange rate reported by the Bank of Canada on December 12, 2019 of US$1.3182 = $1.00), expiring on December 12, 2024. These Options have a grant date fair value of $7.53 each (US$5.71 per Share based on the daily exchange rate reported by the Bank of Canada on December 12, 2019 of US$1.3182 = $1.00) based on the following assumptions: risk-free interest rate of 1.67%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 50.59%; and, expected life of 3 years.
(6)	Represents life insurance premiums paid by the Company.
(7)	On December 31, 2018, each NEO was granted Options at an exercise price of $9.76 per Share (US$7.15 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2018 of US$1.3642 = $1.00), expiring on December 31, 2023. These Options have a grant date fair value of $4.13 each (US$3.03 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2018 of US$1.3642 = $1.00) based on the following assumptions: risk-free interest rate of 1.88%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 61.0%; and, expected life of 3 years.
(8)	On November 24, 2017, these NEOs were granted Options at an exercise price of C$6.48 per Share (US$5.10 per Share based on the daily exchange rate reported by the Bank of Canada on November 24, 2017 of US$1.2708 = $1.00), expiring on November 24, 2022. These Options have a grant date fair value of $2.80 each (US$2.20 per Share based on the daily exchange rate reported by the Bank of Canada on November 24, 2017 of US$1.2708 = $1.00) based on the following assumptions: risk-free interest rate of 1.57%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 60.2%; and, expected life of 3 years.
(9)	On December 7, 2017, each NEO was granted Options at an exercise price of C$6.74 per Share (US$5.25 per Share based on the daily exchange rate reported by the Bank of Canada on December 7, 2017 of US$1.2843 = $1.00), expiring on December 7, 2022. These Options have a grant date fair value of $2.68 each (US$2.09 per Share based on the daily exchange rate reported by the Bank of Canada on December 7, 2017 of US$1.2843 = $1.00) based on the following assumptions: risk-free interest rate of 1.60%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 60.2%; and, expected life of 3 years.
(10)	Mr. Drier’s employment with the Company commenced on March 1, 2017 at a base salary of $300,000 per annum.
(11)	On May 15, 2017, these NEOs were granted Options at an exercise price of US$1.50 per Share, expiring on May 15, 2022. These Options have a grant date fair value of $1.00 each (US$0.73 per Share based on the daily exchange rate reported by the Bank of Canada on May 15, 2017 of US$1.3641 = $1.00) based on the following assumptions: risk-free interest rate of 0.91%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 74.5%; and, expected life of 3 years.
(12)	Mr. DeFilippo’s employment with the Company commenced on February 1, 2017 at a base salary of $220,000 per annum.

Significant terms of each NEOs employment agreement are set out below under the heading, “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all Share-based awards and Option-based awards outstanding for each NEO as at December 31, 2019.

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)		Option Exercise Price (US$)(2)		Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)(4)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(5)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
	159,000	(6)	4.99	(7)	November 24, 2022	2,097,210	20,902	379,998	Nil
Christopher Noel Dunn	250,000	(8)	5.19	(9)	December 7, 2022	3,247,500
	116,185	(10)	7.51	(11)	December 31, 2023	1,239,694	52,105	947,269	Nil
	159,000	(6)	4.99	(7)	November 24, 2022	2,097,210	20,902	379,998	Nil
David Strang	250,000	(8)	5.19	(9)	December 7, 2022	3,247,500
	116,185	(10)	7.51	(11)	December 31, 2023	1,239,694	52,105	947,269	Nil
	300,000	(12)(13)	1.50		May 15, 2022	5,004,000	15,676	284,990	Nil
	125,000	(8)	5.19	(9)	December 7, 2022	1,623,750
Wayne Drier	87,139	(10)	7.51	(11)	December 31, 2023	929,773
	50,534	(14)	15.80	(15)	December 12, 2024	120,271	12,222	222,196	Nil
	125,000	(8)	5.19	(9)	December 7, 2022	1,623,750	16,721	303,988	Nil
Michel (Mike) Richard	92,948	(10)	7.51	(11)	December 31, 2023	991,755
	55,853	(14)	15.80	(15)	December 12, 2024	132,930	13,509	245,594	Nil
	100,334	(12)(16)	1.50		May 15, 2022	1,673,571	11,496	208,997	Nil
	75,000	(8)	5.19	(9)	December 7, 2022	974,250
Makko DeFilippo	63,902	(10)	7.51	(11)	December 31, 2023	681,834
	34,576	(14)	15.80	(15)	December 12, 2024	82,291	8,363	152,039	Nil

Note:

(1)	Class of securities underlying all Options is Shares. All Options granted to the NEOs are governed by the Stock Option Plan.
(2)	Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(3)	The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2019 ($23.61 or US$18.18 based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00). The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(4)	Class of securities underlying all PSUs is Shares. All PSUs granted to the NEOs are governed by the Share Unit Plan.
(5)	Based on the closing price of the Shares on the TSX on December 31, 2019 ($23.61 or US$18.18 based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00) multiplied by the number of notional Shares underlying the PSUs assuming a payout multiple of 1.0. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Compensation Committee Decisions Relating to 2019 Compensation – Options and Share Based Awards” above. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on settlement will depend on the value of the Shares on the date of settlement.
(6)	One-third of the Options vest on an annual basis, with the first tranche vesting on November 24, 2018.
(7)	These Options were granted in Canadian dollars (exercise price of $6.48) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.
(8)	One-third of the Options vest on an annual basis, with the first tranche vesting on December 7, 2018.
(9)	These Options were granted in Canadian dollars (exercise price of $6.74) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.
(10)	One-third of the Options vest on an annual basis, with the first tranche vesting on December 31, 2019.
(11)	These Options were granted in Canadian dollars (exercise price of $9.76) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.
(12)	One-third of the Options vest on an annual basis, with the first tranche vesting on May 15, 2018.
(13)	Mr. Drier exercised 100,000 Options on October 2, 2018, 100,000 Option on June 27, 2019 and 90,000 options on November 27, 2019. This figure represents the number of Shares underlying the unexercised Options held by Mr. Drier.
(14)	One-third of the Options vest on an annual basis, with the first tranche vesting on December 12, 2020.
(15)	These Options were granted in Canadian dollars (exercise price of $20.52) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.
(16)	Mr. DeFilippo exercised 33,000 Options on June 21, 2018 and 66,666 Options on August 19, 2019. This figure represents the number of Shares underlying the unexercised Options held by Mr. DeFilippo.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards vested or earned by each NEO during the financial year ended December 31, 2019.

Name	Option-based awards – Value vested during the year (US$)(1)		Share-based awards – Value vested during the year (US$)(2)	Non-equity incentive plan compensation – Value earned during the year (US$)(3)
Christopher Noel Dunn	1,839,658	(4)	Nil	1,050,000
David Strang	1,839,658	(4)	Nil	1,050,000
Wayne Drier	3,024,345	(5)	Nil	326,612
Michel (Mike) Richard	773,498	(6)	Nil	404,984
Makko DeFilippo	1,263,025	(7)	Nil	198,742

Note:

(1)	Aggregate dollar value that would have been realized if the Options had been exercised on their vesting date. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(2)	No Share Units (PSUs) vested during the financial year ended December 31, 2019.
(3)	Represents cash bonuses (API) awarded for individual performance and corporate achievements during 2019.
(4)	53,000 Options vested on November 24, 2019 at an exercise price of $6.48, 83,333 Options vested on December 7, 2019 at an exercise price of $6.74 per Share, and 38,728 Options vested on December 31, 2019 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on November 25, 2019 ($20.06), the first trading day after November 24, 2019, which was not a business day, December 9, 2019 ($20.80), the first trading day after December 7, 2019, which was not a business day, and December 31, 2019 ($23.61), respectively. This figure is shown in US dollars and has been converted from Canadian dollars, where applicable, based on the daily exchange rate reported by the Bank of Canada on November 25, 2019 of US$1.3307 = $1.00, December 9, 2019 of US$1.3235 = $1.00, and December 31, 2019 of US$1.2988 = $1.00, respectively.

(5)	196,667 Options vested on May 15, 2019 at an exercise price of US$1.50, 41,667 Options vested on December 7, 2019 at an exercise price of $6.74 per Share, and 29,046 Options vested on December 31, 2019 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on May 15, 2019 ($17.55), December 9, 2019 ($20.80), the first trading day after December 7, 2019, which was not a business day, and December 31, 2019 ($23.61), respectively. This figure is shown in US dollars and has been converted from Canadian dollars, where applicable, based on the daily exchange rate reported by the Bank of Canada on May 15, 2019 of US$1.3451 = $1.00, December 9, 2019 of US$1.3235= $1.00, and December 31, 2019 of US$1.2988 = $1.00, respectively.
(6)	41,667 Options vested on December 7, 2019 at an exercise price of $6.74 per Share and 30,982 Options vested on December 31, 2019 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 9, 2019 ($20.80), the first trading day after December 7, 2019, which was not a business day, and December 31, 2019 ($23.61), respectively. This figure is shown in US dollars and has been converted from Canadian dollars, where applicable, based on the daily exchange rate reported by the Bank of Canada on December 9, 2019 of US$1.3235 = $1.00, and December 31, 2019 of US$1.2988 = $1.00, respectively.
(7)	66,667 Options vested on May 15, 2019 at an exercise price of US$1.50, 25,000 Options vested on December 7, 2019 at an exercise price of $6.74 per Share, and 21,300 Options vested on December 31, 2019 at an exercise price of $9.76 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on May 15, 2019 ($17.55), December 9, 2019 ($20.80), the first trading day after December 7, 2019, which was not a business day, and December 31, 2019 ($23.61), respectively. This figure is shown in US dollars and has been converted from Canadian dollars, where applicable, based on the daily exchange rate reported by the Bank of Canada on May 15, 2019 of US$1.3451 = $1.00, December 9, 2019 of US$1.3235 = $1.00, and December 31, 2019 of US$1.2988 = $1.00, respectively.

Pension Plan Benefits

The Company does not have a defined benefit or a defined contribution pension plan.

Deferred Compensation Plans

The Company does not have a deferred compensation plan.

Termination and Change of Control Benefits

Each NEO is currently engaged under an employment agreement that provides for, among other things, a base salary (may be adjusted annually by the Board on the recommendation of the Compensation Committee), API and Share and/or Option based awards (as determined by the Board on the recommendation of the Compensation Committee), vacation time and extended benefits. Under the terms of each NEO’s employment agreement, his employment may be terminated as a result of (i) a “Change of Control”; (ii) termination without cause; (iii) termination for cause; (iv) retirement; (v) disability; and (iv) death.

A Change of Control, in general, occurs when the Company sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets, or any person or group of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding either acquire 50% or more of the outstanding Shares or sufficient Shares to replace the majority of the Board.

The Company’s obligation to compensate a NEO for a Change of Control will be triggered if both of the following events occur:

•	there is a Change of Control of Ero; and

•	the NEO is terminated without cause or resigns for “Good Reason” within 12 months of the Change of Control.

A NEO may resign for “Good Reason” within 12 months of a Change of Control, if the Company (i) reduces the NEO’s salary (except in certain limited circumstances); (ii) materially reduces the NEO’s duties, responsibilities, authority or status without the consent of the NEO; (iii) breaches or fails to observe any material provision of the NEO’s employment agreement; or (iv) takes any action that would be considered to amount to constructive dismissal by a court of competent jurisdiction.

Each NEO’s employment agreement also contains non-solicitation, non-competition, confidentiality and notice of resignation provisions which will apply on a termination of employment. Non-competition and non-solicitation restrictions apply for a period of one year from the date the executive’s employment ceases, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive. A NEO may terminate his employment by giving not less than 120 days (in the case of the Executive Chairman and the President and CEO) or 60 days (in the case of all other NEOs) written notice of resignation.

The following table summarizes the compensation that would be payable to each NEO should their employment be terminated.

Termination Type	Severance	Bonus	Share Awards	Benefits
Termination Subsequent to Change of Control or Resignation for Good Reason within 12 Months of a Change in Control	Payment equal to 24 months’ salary, except for Makko DeFilippo’s employment agreement, which contemplates 12 months’ salary	Lump sum payment equal to the most recent 3-year’s average bonus paid

All unvested Options and Share Units vest immediately

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 90 days after the termination date

Vested Share Units have 30 days to be redeemed. In the event that Share Units are subject to satisfaction of any performance conditions, the Board shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed.

Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan)
Termination without Cause

Payment equal to 12 months’ salary + 1 month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years), except for Makko DeFilippo’s employment agreement, which contemplates 6 months’ salary + 1 month of salary per year of service to an aggregate maximum of 12 months’ salary (pro-rated for partial years)

None

All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units will be redeemed on the termination date.

Extension of executive benefits for 12 months (6 months in the case of Makko DeFilippo) following termination (to the extent permitted by the applicable benefit plan)
Termination for Cause	None	None	All Options and Share Units expire on the termination date	None
Voluntary Resignation	None	None

All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units will be redeemed on the termination date

None

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None

Options will continue to vest in normal course and vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

Vested Share Units have 30 days to be redeemed

None
Disability	None	None

Options will continue to vest in normal course and vested Options are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

Vested Share Units have 30 days to be redeemed

None
Death	None	None

All outstanding Options will vest immediately and are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All vested Share Units will be redeemed on the termination date

None

Estimated Incremental Payments on Termination

The following table sets forth the estimated incremental payments, payable and benefits that would be due to the NEOs under various termination scenarios, assuming a termination date of December 31, 2019.

	Christopher Noel Dunn	David Strang	Wayne Drier	Michel (Mike) Richard	Makko DeFilippo
Change of Control with Termination
Severance Base Payment (US$)	1,050,000	1,050,000	670,000	720,000	265,000
Severance Bonus Payment (US$)	673,333	673,333	258,871	307,495	157,914
Stock Options (US$)(1)	3,021,273	3,021,273	4,871,703	1,665,940	2,200,881
Share Units (US$)(2)	379,998	379,998	284,990	303,988	208,997
Benefits (US$)	14,701	4,250	4,721	5,916	12,221
Total	5,139,305	5,128,854	6,090,285	3,003,339	2,845,013
Termination without Cause
Severance Base Payment (US$)(3)	656,250	656,250	414,097	450,000	329,410
Severance Bonus Payment (US$)	N/A	N/A	N/A	N/A	N/A
Stock Options (US$)	Nil	Nil	Nil	Nil	Nil
Share Units (US$)	Nil	Nil	Nil	Nil	Nil
Benefits (US$)	14,701	4,250	4,721	5,916	12,221
Total	670,951	660,500	418,818	455,916	341,631
Other Termination
Termination for Cause (US$)	Nil	Nil	Nil	Nil	Nil
Resignation (US$)	Nil	Nil	Nil	Nil	Nil
Retirement (US$)	Nil	Nil	Nil	Nil	Nil
Disability (US$)	Nil	Nil	Nil	Nil	Nil
Death (US$)(4)	3,021,273	3,021,273	4,871,703	1,665,940	2,200,881

Note:

(1)	Represents the value of unvested in-the-money Options as at December 31, 2019. All unvested Options will vest immediately upon a Change of Control with termination. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2019 ($23.61 or US$18.18 based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00).
(2)	PSUs were granted to each NEO on December 31, 2018 and December 12, 2019, will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions (see “Compensation Committee Decisions Relating to 2019 Compensation – Options and Share Based Awards” above). The figures in this row assume that upon a Change of Control with termination, the Board would consider that 100% of the PSUs granted on December 31, 2018 vest on December 31, 2019, based on the closing price of the Shares on the TSX on December 31, 2019 ($23.61 or US$18.18 based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00) multiplied by the number of notional Shares underlying the PSUs assuming a payout multiple of 1.0. None of the PSUs granted on December 12, 2019 would vest as none of the performance conditions could be satisfied by December 31, 2019.
(3)	The severance base payment is equal to 12 months’ salary, plus one month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years), except for Mr. DeFilippo’s employment agreement, which contemplates 6 months’ salary, plus 1 month of salary per year of service to an aggregate maximum of 12 months’ salary (pro-rated for partial years). As the employment of Messrs. Drier and DeFilippo commenced on March 1, 2017 and February 1, 2017, respectively, their severance base payments have been pro-rated accordingly.
(4)	Represents the value of unvested in-the-money Options as at December 31, 2019. All unvested Options will vest immediately upon a Change of Control with termination. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2019 ($23.61 or US$18.18 based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00). No PSUs would vest on December 31, 2019.

Director Compensation

Compensation of directors has been determined by taking into consideration the size and stage of development of the Company and to achieve the objectives of retaining and attracting skilled, experienced and dedicated directors.

The Compensation Committee reviews our independent director compensation on an annual basis and recommends revisions to the compensation paid to our independent directors when warranted under the circumstances. In 2019, Lane Caputo provided a review of market practices regarding independent director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for independent directors.

As senior officers, Messrs. Dunn and Strang did not and will not receive compensation for their service as directors and their compensation information is presented in the section relating to executive compensation above.

On December 12, 2019, a Deferred Share Unit Plan (the “DSU Plan”) was established by the Board to promote a greater alignment of long-term interests between independent directors and shareholders of the Company, and to provide a compensation system for independent directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. No DSUs were granted under the DSU Plan in 2019. On January 2, 2020, each independent director was granted 3,382 DSUs, for a total of 23,674 DSUs. Further information regarding the DSU Plan is provided below under the “Deferred Share Unit Plan”.

For 2019, our independent directors were compensated for their services as directors through a combination of an annual retainer fee and grant of Options. Independent directors are not compensated based on performance. Our directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company. The 2019 annual retainers were as follows:

Director (Base)	US$	60,000
Lead Director	US$	20,000
Audit Committee Chair	US$	15,000
Compensation Committee Chair	US$	12,500
Nominating and Corporate Governance Committee Chair	US$	10,000
Environmental, Health, Safety and Sustainability Chair	US$	10,000

For 2020, our independent directors will be compensated for their services as directors through a combination of an annual retainer fee and grant of Options and DSUs, with 40% of equity grant values to be in the form of Options and 60% of equity grant values to be in the form of DSUs. The 2020 annual retainers are as follows:

Director (Base)	US$	70,000
Lead Director	US$	30,000
Audit Committee Chair	US$	15,000
Compensation Committee Chair	US$	12,500
Nominating and Corporate Governance Committee Chair	US$	10,000
Environmental, Health, Safety and Sustainability Chair	US$	10,000

Director Compensation Table

The following table sets forth all amounts of compensation provided to the independent directors of the Company during the financial year ended December 31, 2019.

Name	Fees earned (US$)	Share- based awards (US$)	Option- based awards (US$)(1)		Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Lyle Braaten	70,000	N/A	100,500	(3)	N/A	N/A	Nil	170,500
Steven Busby	70,000	N/A	100,500	(3)	N/A	N/A	Nil	170,500
Dr. Sally Eyre(2)	27,045	N/A	127,400	(4)	N/A	N/A	Nil	154,445
Robert Getz	72,500	N/A	100,500	(3)	N/A	N/A	Nil	173,000
Chantal Gosselin(2)	27,045	N/A	127,400	(4)	N/A	N/A	Nil	154,445
John Wright	80,000	N/A	100,500	(3)	N/A	N/A	Nil	180,500
Matthew Wubs	75,000	N/A	100,500	(3)	N/A	N/A	Nil	175,500

Note:

(1)	Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see footnotes (3) and (4) below for the assumptions used for the grant of Options.

(2)	Dr. Eyre and Ms. Gosselin were each appointed a director of the Company on August 15, 2019.

(3)	On January 2, 2019, Messrs. Braaten, Busby, Getz, Wright and Wubs were each granted 25,000 Options at an exercise price of $9.80 per Share (US$7.21 per Share based on the daily exchange rate reported by the Bank of Canada on January 2, 2019 of US$1.3600 = $1.00), expiring on January 2, 2024. These Options have a grant date fair value of $5.47 each (US$4.02 per Share based on the daily exchange rate reported by the Bank of Canada on January 2, 2019 of US$1.3600 = $1.00) based on the following assumptions: risk-free interest rate of 1.86%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 61.0%; and, expected life of 3 years

(4)	On August 15, 2019, Dr. Eyre and Ms. Gosselin were each granted 20,000 Options at an exercise price of $21.09 per Share (US$15.83 per Share based on the daily exchange rate reported by the Bank of Canada on August 15, 2019 of US$1.3325 = $1.00), expiring on August 15, 2024. These Options have a grant date fair value of $8.39 each (US$6.30 per Share based on the daily exchange rate reported by the Bank of Canada on August 15, 2019 of US$1.3325 = $1.00) based on the following assumptions: risk-free interest rate of 1.20%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 58.4%; and, expected life of 3 years.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all Share-based awards and Option-based awards outstanding for each independent director as at December 31, 2019.

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)		Option Exercise Price (US$)(2)		Option Expiration Date	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Lyle Braaten	30,000	(4)	5.19	(5)	December 7, 2022	389,700	N/A	N/A	N/A
	25,000	(4)	7.55	(6)	January 2, 2024	265,750	N/A	N/A	N/A
Steven Busby	30,000	(4)	5.19	(5)	December 7, 2022	389,700	N/A	N/A	N/A
	25,000	(4)	7.55	(6)	January 2, 2024	265,750	N/A	N/A	N/A
Dr. Sally Eyre	20,000	(7)	16.24	(8)	August 15, 2024	38,800	N/A	N/A	N/A
Robert Getz	24,000	(4)	7.89	(9)	June 19, 2023	246,960	N/A	N/A	N/A
	25,000	(4)	7.55	(6)	January 2, 2024	265,750	N/A	N/A	N/A
Chantal Gosselin	20,000	(7)	16.24	(8)	August 15, 2024	38,800	N/A	N/A	N/A
John Wright	30,000	(4)	5.19	(5)	December 7, 2022	389,700	N/A	N/A	N/A
	25,000	(4)	7.55	(6)	January 2, 2024	265,750	N/A	N/A	N/A
Matthew Wubs	30,000	(4)	5.19	(5)	December 7, 2022	389,700	N/A	N/A	N/A
	25,000	(4)	7.55	(6)	January 2, 2024	265,750	N/A	N/A	N/A

Note:

(1)	Class of securities underlying all Options is Shares. All Options granted to the independent directors are governed by the Stock Option Plan.

(2)	Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.

(3)	The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise. The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2019 ($23.61 or US$18.18 based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00). The figures shown in this column do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(4)	These Options vested on the grant date.

(5)	These Options were granted in Canadian dollars (exercise price of $6.74) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.

(6)	These Options were granted in Canadian dollars (exercise price of $9.80) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.

(7)	Of the 20,000 Options granted to each of Dr. Eyre and Ms. Gosselin, 11,914 Options vested on the grant date and 8,086 Options shall vest upon receipt of approval by shareholders of the Company (see above under the heading “Particulars of Matters to be Acted Upon – 5. Incentive Option Grants Under the Stock Option Plan to New Directors”).

(8)	These Options were granted in Canadian dollars (exercise price of $21.09) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.

(9)	These Options were granted in Canadian dollars (exercise price of $10.25) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2019 of US$1.2988 = $1.00.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of incentive plan awards vested or earned by each independent director during the financial year ended December 31, 2019.

Name	Option-based awards – Value vested during the year (US$)		Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Lyle Braaten	7,000	(1)	N/A	N/A
Steven Busby	7,000	(1)	N/A	N/A
Dr. Sally Eyre	Nil	(2)	N/A	N/A
Robert Getz	7,000	(3)	N/A	N/A
Chantal Gosselin	Nil	(2)	N/A	N/A
John Wright	7,000	(1)	N/A	N/A
Matthew Wubs	7,000	(1)	N/A	N/A

Note:

(1)	Options granted to Messrs. Braaten, Busby, Wright and Wubs on December 7, 2017 and January 2, 2019 vested, in full, on the grant date. The aggregate dollar value that would have been realized if the 25,000 Options granted on January 2, 2019 had been exercised on the vesting date, calculated based on the difference between the Option exercise price ($9.80 or US$7.21 based on the daily exchange rate reported by the Bank of Canada on January 2, 2019 of US$1.3600 = $1.00) and the closing price of the Shares on the TSX on the vesting date ($10.18 or US$7.49 based on the daily exchange rate reported by the Bank of Canada on January 2, 2019 of US$1.3600 = $1.00). The figure shown do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(2)	Of the 20,000 Options granted to each of Dr. Eyre and Ms. Gosselin on August 15, 2019, 11,914 Options vested on the grant date and 8,086 Options shall vest upon receipt of approval by shareholders of the Company (see above under the heading “Particulars of Matters to be Acted Upon – 5. Incentive Option Grants Under the Stock Option Plan to New Directors”). The aggregate dollar value that would have been realized if the 11,914 Options granted had been exercised on the vesting date, calculated based on the difference between the Option exercise price ($21.09 or US$15.83 based on the daily exchange rate reported by the Bank of Canada on August 15, 2019 of US$1.3325 = $1.00) and the closing price of the Shares on the TSX on the vesting date ($20.77 or US$15.59 based on the daily exchange rate reported by the Bank of Canada on August 15, 2019 of US$1.3325 = $1.00). The amounts reflected as Nil are based on Options being out of the money on the vesting date. The figure shown do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

(3)	Options granted to Mr. Getz on June 19, 2018 and January 2, 2019 vested, in full, on the grant date. The aggregate dollar value that would have been realized if the 25,000 Options granted on January 2, 2019 had been exercised on the vesting date, calculated based on the difference between the Option exercise price ($9.80 or US$7.21 based on the daily exchange rate reported by the Bank of Canada on January 2, 2019 of US$1.3600 = $1.00) and the closing price of the Shares on the TSX on the vesting date ($10.18 or US$7.49 based on the daily exchange rate reported by the Bank of Canada on January 2, 2019 of US$1.3600 = $1.00). The figure shown do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

Deferred Share Unit Plan

On December 12, 2019, a Deferred Share Unit Plan (the “DSU Plan”) was established by the Board as a component of our compensation for independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan.

DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.

In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a Share on the last day of the quarter in which such portion of the annual cash remuneration was earned. For the purposes of the DSU Plan, fair market value of a Share is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the fair market value of a Share will be determined by the Board in its sole discretion acting in good faith.

Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a Share on the DSU redemption date multiplied by the number of DSUs being redeemed.

In the event that a participant’s death, retirement or removal from the Board is concurrent with, or within twelve (12) months following, a “Change of Control” (as defined in the DSU Plan), the participant or his or her beneficiary, as the case may be, shall on such accelerated entitlement date receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable under the DSU Plan as prescribed in the above paragraph; and (b) the product of (i) the price attributed to the Shares in connection with the transaction resulting in the Change of Control (or the fair market value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established for purposes of such transaction) multiplied by (ii) the number of DSUs being settled as of accelerated entitlement date. Any unvested DSUs will vest upon Change of Control.

In case of payment of dividends on the Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs.

Share Ownership Requirement

Pursuant to the Share Ownership Policy adopted by the Board, each independent director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual cash retainer in Shares, RSUs and/or DSUs. All new independent directors of the Company are required to satisfy their Share ownership target within five years of their appointment. As at the date of this Circular, each independent director, other than Dr. Sally Eyre and Chantal Gosselin, who were appointed to the Board on August 15, 2019, has achieved their respective Share ownership target. Please see “Share Ownership Policy” above for further details.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights		Weighted-average exercise price of outstanding Options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan	5,061,417		6.23	3,508,948	(2)
Share Unit Plan	437,463	(1)	N/A
Equity compensation plans not approved by securityholders	Nil		Nil	Nil
Total	5,498,880		6.23	3,508,948

Note:

(1)	The figure in the above table assumes that 100% of the PSUs granted (215,288 PSUs and 225,659 PSUs granted on December 31, 2018 and December 31, 2019, respectively) will vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Compensation Committee Decisions Relating to 2019 Compensation – Options and Share Based Awards” above.

(2)	Based on the maximum number of Shares reserved for issuance under the Stock Option Plan and the Share Unit Plan of 8,570,365, representing 10% of the 85,703,646 Shares issued and outstanding as at December 31, 2019. Under the Amended Stock Option Plan and the Amended Share Unit Plan, this limit would be decreased to 8% (6,860,558 Shares, based on 85,756,978 Shares issued and outstanding as at the date of this Circular.

Annual Burn Rates of Equity-Based Compensation Arrangements

The following table sets forth the number of Options granted under the Stock Option Plan (adopted on May 15, 2017) and the PSUs granted under the Share Unit Plan (adopted on September 7, 2017) during the periods noted below and the annual burn rate of each equity-based compensation arrangement:

	Stock Option Plan		Share Unit Plan			Total (Combined) Burn Rate
	Granted	Burn Rate(1)	Granted		Burn Rate(1)
December 31, 2019	635,228	0.75%	225,659	(2)	0.26%	1.01%
December 31, 2018	1,714,519	2.04%	215,288	(2)	0.26%	2.30%
December 31, 2017	3,493,000	6.21%	Nil		Nil	6.21%

Notes:

(1)	The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

(2)	The figure in the above table assumes that 100% of the PSUs granted (215,288 PSUs and 225,659 PSUs granted on December 31, 2018 and December 31, 2019, respectively) will vest. The PSUs will vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Compensation Committee Decisions Relating to 2019 Compensation – Options and Share Based Awards” above.

Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased, and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s business and affairs at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Board

The Board currently consists of nine directors, seven of whom are independent based upon the test for director independence set out in NI 52-110. As such, the majority of Ero’s directors are independent. Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, John Wright and Matthew Wubs are the independent directors of the Company. Christopher Noel Dunn is the Executive Chairman of the Company and engages in the management of day-to-day operations of the Company. As such, Mr. Dunn is not an independent director. David Strang is the President and CEO of the Company and is not independent as a result.

As the Executive Chairman of the Board, Mr. Dunn is primarily responsible for the following functions in connection with the affairs of the Board: (i) providing leadership to foster the effectiveness of the Board; (ii) ensuring an effective relationship exists between the Board and senior management of the Company, that the appropriate committee structure is in place with regards to making recommendations for appointment to such committees, and that the directors receive the information required for the proper performance of their duties; (iii) chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; (iv) chairing general meetings of shareholders; (v) together with the Nominating and Corporate Governance Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors; (vi) consulting with the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (vii) working with the President and CEO of the Company to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to carry out its responsibilities; and (viii) assisting the President and CEO in fulfilling his responsibilities, as necessary.

As the Executive Chairman is not an independent director, the Board has appointed John Wright as the Lead Director. The Lead Director facilitates the functioning of the Board independently of the Company’s management and provides independent leadership to the Board by: (i) ensuring that the Board functions independently of management and other non-independent directors; (ii) fostering the effectiveness of the Board; (iii) working with the Executive Chairman to ensure that the appropriate committee structure is in place and assisting the Nominating and Corporate Governance Committee in making recommendations for appointment to such committees; (iv) suggesting items of importance for consideration on the agenda for each Board meeting; (v) in the absence of the Executive Chairman, chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussions and confirming that clarity regarding decision-making is reached and accurately recorded; (vi) chairing each Board meeting at which only independent directors are present; (vii) as may be required, consulting and meeting with any or all independent directors and representing such directors in discussions with management of the Company; (viii) providing recommendations and advice to the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (ix) recommending, where necessary, the holding of special meetings of the Board; and (x) working with the Executive Chairman and the President and CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to do so.

Inter-locking Directorships

The following table lists the directors of the Company who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent). Except as set out below, none of our directors currently serve together on the board of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions.

Name of Director	Reporting Issuers (or the Equivalent)

Lyle Braaten	Lumina Gold Corp. Luminex Resources Corp.

Dr. Sally Eyre	Adventus Mining Corporation Centamin plc Japan Gold Corp.

Robert Getz	Haynes International, Inc. Techtronic Industries Company Limited

Chantal Gosselin	Lundin Gold Inc. Reunion Gold Corporation Wheaton Precious Metals Corp.

John Wright	Luminex Resources Corp. SilverCrest Metals Inc.

Matthew Wubs	Westland Insurance Group Ltd. (private)

Board Meetings

The Executive Chairman is primarily responsible for the agenda and for supervising the conduct of each meeting of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for the meeting. Materials for each meeting are distributed to the Board in advance of the meeting.

The following table sets out the attendance record of each director for all Board meetings and meetings of the committees of the Board of which they were members during the financial year ended December 31, 2019.

Director	Board(1)	Audit Committee(2)	Compensation Committee(3)	Nominating and Corporate Governance Committee(4)	Environmental, Health, Safety and Sustainability Committee(5)
	5 meetings	4 meetings	7 meetings	3 meetings	4 meetings
Christopher Noel Dunn	5 of 5	-	-	-	-
David Strang	5 of 5	-	-	-	3 of 3
Lyle Braaten	5 of 5	4 of 4	-	3 of 3	-
Steven Busby	5 of 5	-	-	3 of 3	4 of 4
Dr. Sally Eyre	2 of 2	-	5 of 5	1 of 1	-
Robert Getz	5 of 5	-	7 of 7	3 of 3	-
Chantal Gosselin	2 of 2	1 of 1	-	-	1 of 1
John Wright	5 of 5	4 of 4	2 of 2	-	4 of 4
Matthew Wubs	5 of 5	4 of 4	7 of 7	-	-

Note:

(1)	Dr. Sally Eyre and Chantal Gosselin were each appointed a director of the Company on August 12, 2019.

(2)	From January 1, 2019 to August 11, 2019, the Audit Committee has been comprised of Matthew Wubs (Chair), Lyle Braaten and John Wright. As of August 12, 2019, the committee is comprised of Matthew Wubs (Chair), Lyle Braaten, Chantal Gosselin and John Wright.

(3)	From January 1, 2019 to August 11, 2019, the Compensation Committee was comprised of Robert Getz (Chair), John Wright and Matthew Wubs. As of August 12, 2019, the committee is comprised of Robert Getz (Chair), Dr. Sally Eyre and Matthew Wubs.

(4)	From January 1, 2019 to August 11, 2019, the Nominating and Corporate Governance Committee was comprised of Lyle Braaten (Chair), Steven Busby and Robert Getz. As of August 12, 2019, the committee is comprised of Lyle Braaten (Chair), Steven Busby, Dr. Sally Eyre and Robert Getz

(5)	From January 1, 2019 to August 11, 2019, the Environmental, Health, Safety and Sustainability Committee was comprised of Steven Busby (Chair), David Strang and John Wright. As of August 12, 2019, the committee is comprised of Steven Busby (Chair), Chantal Gosselin and John Wright.

Meetings of Independent Directors

Our Board encourages open and candid discussion amongst its independent director and as such, the independent directors meet in-camera (privately) during each Board meeting without non-independent directors and members of management in attendance. During the financial year ended December 31, 2019, the independent directors met in-camera during all five Board meetings. In addition, the Audit Committee regularly holds in-camera sessions with our auditors or amongst themselves. Independent directors sitting on other committees of the Board also hold in-camera sessions on an ad-hoc basis.

Majority Voting Policy

The Company has adopted a Majority Voting Policy. Pursuant to the provisions of the Majority Voting Policy, a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall offer to tender his or her resignation to the Executive Chairman of the Board promptly following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will promptly consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are exceptional circumstances. The Board shall act on the Nominating and Corporate Governance Committee’s recommendation in respect of a resignation tendered pursuant to the Majority Voting Policy within 90 days following the date of the applicable election and shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. The Majority Voting Policy will not apply to contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board. The full text of the Majority Voting Policy is available on our website at www.erocopper.com.

Board Mandate

Our Board is responsible for the supervision of the management of the business and affairs of the Company. In discharging its mandate, the Board is primarily responsible, either directly or through committees of the Board and the Executive Chairman of the Board, for the oversight of, among other things, the following matters:

•	the strategic planning process of the Company;

•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring the Company’s executive officers;

•	a culture of integrity of the Company and its executive officers;

•	a disclosure policy for the Company to facilitate communications with investors and other interested parties;

•	the Company’s approach to corporate governance and director independence standards and the appointment of a Lead Director;

•	ethical behavior of the directors, officers and employees of the Company; and

•	the composition and organization of the Board, including the number, qualifications and remuneration of directors.

The Board may at any time retain and terminate external legal counsel, consultants or other advisors at the expense of the Company to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Environmental, Health, Safety and Sustainability Committee.

The full text of the Board of Directors Mandate setting out the Board’s mandate and responsibilities and the duties of its members is attached to this Circular as Appendix “D”.

Position Descriptions

The Board has developed written position descriptions for the Executive Chairman, the Chair of each committee of the Board, the Lead Director of the Board and the President and CEO.

Orientation and Continuing Education

New members of the Board are provided with: (i) information respecting the functioning of the Board and its committees and a copy of the Company’s corporate governance documents; (ii) access to all documents of the Company, including those that are confidential; and (iii) access to management to discuss and better understand our business.

Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director development programs, both of which are reviewed annually by the Nominating and Corporate Governance Committee.

Board members are encouraged to: (i) communicate with management and auditors; (ii) introduce topics of discussion that they feel are of particular importance to the Board and request presentations or additional training by management or external advisors; (iii) keep themselves current with industry trends and developments and changes in legislation with management’s assistance; (iii) attend related industry seminars and conferences that are of interest and of relevance to their position as directors, and the Nominating and Corporate Governance Committee is responsible for arranging funding for such attendance; and (iv) visit the Company’s operations.

In addition, all directors are provided with monthly management reports regarding our business and operations, and at each Board meeting, the directors are provided with an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development and operations.

Directors have been and will continue to be given tours of our operations. Each of our directors, other than Dr. Sally Eyre and Chantal Gosselin who were appointed to the Board on August 12, 2019, have visited the Vale do Curaçá Property at least one time in each calendar year since 2017. Such directors also visited the NX Gold Property at least one time in 2019. Since their appointment to the Board, Dr. Eyre has visited the Vale do Curaçá Property and the NX Gold Property one time and Ms. Gosselin has visited the Vale do Curaçá Property one time. Each of the Company’s directors are scheduled to visit the Vale do Curaçá Property and the NX Gold Property during the first half of 2020.

As of 2020, we are using a secure online Board portal to provide and assist in the flow of information to our Board. All of our charters, mandates and policies are contained in the Board portal, together with other resources and reports, to enable our directors to perform more effectively.

Director Assessment

The Nominating and Corporate Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director is required to provide his or her assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, annually. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

Director Term Limits and Other Mechanisms for Board Renewal

The Company has not adopted term limits for the directors on its Board or other formal mechanisms for Board renewal. The Company believes that the Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In addition, the Company believes that the imposition of director term limits or director retirement requirements may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable candidates for Board membership.

The Nominating and Corporate Governance Committee is responsible for developing and updating the long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company. In addition, the Nominating and Corporate Governance Committee, annually or as required, recruits and identifies individuals qualified to become new Board members and makes recommendations to the Board regarding new director nominees. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. In this respect, through the Nominating and Corporate Governance Committee and the annual Board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommends changes to best meet those needs.

Diversity

Our business spans Canada, the United States of America and Brazil, and this geographic breadth is further complemented by our regional and local diversity at our operations in Brazil. As such, we enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, skills, background, culture and heritage to our business.

We believe that diversity celebrates all of the varied characteristics that make individuals unique from one another, whether that be gender, education, religion, ethnicity, race, nationality, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age or disability. We recognize and embrace the benefits of having a diverse workforce. Diversity is important to ensure that our workforce has the necessary range of perspectives, experience and expertise required to achieve our corporate objectives and deliver for our stakeholders. We believe that diversity mitigates the risk of group think, ensures that Ero Copper has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.

Like our business as a whole, we also consider it important to have diversity amongst our Board and senior management team, and we have adopted a Diversity Policy to reinforce this commitment. We are committed to a merit-based system for the composition of our Board and senior management team, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination. The Diversity Policy provides a framework within which the Nominating and Corporate Governance Committee, the Executive Chairman and the President and Chief Executive Officer will consider the principle of diversity, including gender diversity, when reviewing and considering the appointment of candidates for Board and senior management positions. While appointments will be primarily merit-based in order to ensure that the composition of the Board and the senior management team will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business.

When identifying and considering the selection of candidates for appointment or nomination for election to the Board, the Nomination and Corporate Governance Committee will consider diversity criteria when determining the composition of the Board; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates, to help achieve the Company’s diversity objectives.

When reviewing and considering the appointment of candidates for senior management positions, the Nomination and Corporate Governance Committee, the Executive Chairman and the President and Chief Executive Officer will consider diversity criteria when determining the composition of senior management; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a senior management position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates, to help achieve the Company’s diversity objectives.

No specific targets have been set at this time regarding women on the Board or in senior management positions, as potential candidates are evaluated based on their individual merits and experiences while taking into account the needs of the Company.

As at the date of this Circular, two of nine (22.2%) directors on the Board are female (two of seven (28.6%) independent directors on the Board are female) and one of ten (10.0%) members on the senior management team is female.

The Nominating and Corporate Governance Committee will conduct a review of the Diversity Policy at least annually and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Corporate Governance Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate.

A copy of the Diversity Policy is available on our website at www.erocopper.com.

Ethical Business Conduct

The Board adopted the Code of Business Conduct and Ethics of the Company (the “Code”) on May 15, 2017 for the directors, officers, employees and consultants of the Company and its subsidiaries. All new employees must read the Code when hired and acknowledge that they will abide by the Code.

The Nominating and Corporate Governance Committee, together with the Board, is responsible for monitoring compliance with the Code. In accordance with the Code, directors, officers, employees and consultants of the Company and its subsidiaries should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law or the Code, promptly to their superior or manager. If reporting a concern or complaint to a superior or manager is not possible or advisable, or if reporting it to such person does not resolve the matter, the matter should be addressed with the CFO of the Company.

The Nominating and Corporate Governance Committee monitors compliance with the Code by, among other things, obtaining reports from the Executive Chairman and the President and CEO regarding breaches of the Code and reporting such breaches to the Board. The Nominating and Corporate Governance Committee also reviews investigations and any resolutions of complaints received under the Code, and reports annually to the Board thereon. In turn, the Board reviews such reports from the Nominating and Corporate Governance Committee as well as reports relating to compliance with, or material deficiencies from, the Code and approves changes it considers appropriate, at least annually. The Code is available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com.

The Board takes steps to ensure that directors, officers and other employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or other employee of the Company has a material interest, which include ensuring that directors, officers and other employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from their superior or manager or the CFO regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and other employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

The Board also adopted a Whistleblowing Policy on May 15, 2017 for individuals to report complaints and concerns regarding, among other things, violations of the Code. As well, the Board adopted an Anti-Corruption Policy on May 15, 2017 which requires that directors, officers, other employees and contractors of the Company conduct business in a manner that does not contravene anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada). The Lead Director and the Audit Committee or a designated member thereof are responsible for monitoring compliance with these policies, although employees may approach the Company’s external legal counsel if preferred for concerns under the Anti-Corruption Policy. A copy of the Whistleblower Policy and the Anti-Corruption Policy is available on our website at www.erocopper.com.

Nominating and Corporate Governance Committee

Pursuant to the Nominating and Corporate Governance Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Lyle Braaten (Chair), Steven Busby, Dr. Sally Eyre and Robert Getz, all of whom are independent directors.

The Nominating and Corporate Governance Committee, in consultation with the Executive Chairman and the President and CEO, is responsible for recruiting and identifying individuals qualified to become new Board members and making recommendations to the Board regarding new director nominees, annually or as required. Further, the Nominating and Corporate Governance Committee is responsible for recommending to the Board the individual director appointments to each Board committee, annually or as required. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. The Nominating and Corporate Governance Committee may also recommend for approval by the Board the removal of a director from the Board or a committee thereof if he or she is no longer qualified to serve as a director under applicable requirement or any other appropriate reason.

In addition, the Nominating and Corporate Governance Committee has been delegated the responsibility of, among other things: (i) making recommendations to the Board regarding director remuneration; (ii) establishing an appropriate system to evaluate the effectiveness of the Board as a whole as well as its committees; (iii) monitoring conflicts of interest of both the Board and management; (iv) conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness; (v) annually reviewing the Board and committee mandates and position descriptions of the Executive Chairman, the President and CEO, the Lead Director and each committee Chair, and recommending to the Board that necessary changes be made; (vi) reviewing and recommending to the Board the appropriate structure, size, composition, mandate and members for Board committees, and the procedures to ensure that the Board and its committees function independently of management; (vii) providing the Board with updates on developments in corporate governance; (viii) conducting periodic reviews of the relationship between management and the Board; (ix) reviewing monitoring and making recommendations regarding new director orientation and ongoing development of existing directors; and (x) reviewing reports from the Executive Chairman and the President and CEO regarding breaches of the Code, and investigations and resolutions of complaints received under the Code, and reporting to the Board thereon. See “– Director Assessment” above. The full text of the Nominating and Corporate Governance Committee’s mandate is available on our website at www.erocopper.com.

The Nominating and Corporate Governance Committee also assists the Board in its oversight of our Global Human Rights Policy, which apply to each director, officer, employee and consultant of Ero Copper and its subsidiaries. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable human rights laws and regulations of the countries and regions where the Company conducts its business; (ii) providing a safe and healthy workplace that is free from violence, harassment, intimidation, and discrimination on the basis of race, colour, creed, age, gender, language, national or social origin, family or marital status, sexual orientation, disability, religious, political or other opinion, union affiliation or other basis prohibited by law; (iii) respecting workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant conventions on that subject; (iv) seeking to avoid or minimize causing or contributing to adverse human rights impacts through its activities, addressing such impacts if they occur, and engaging in processes to mitigate those impacts; (v) maintaining operational-level grievance mechanisms to report and address any actual or potential adverse impacts or risks on human rights; (vi) engaging in meaningful dialogue, promoting participation and fostering inclusion with potentially affected groups and other stakeholders; (vii) acting with transparency and avoiding knowingly being complicit in activities that cause, or are likely to cause, adverse impacts or risks to human rights; (viii) not engaging in the use of forced, compulsory or child labour; and (ix) respecting and not interfering with anyone who acts to promote or protect human rights through peaceful and lawful means. The full text of the Global Human Rights Policy is available on our website at www.erocopper.com.

The Nominating and Corporate Governance Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.

Compensation Committee

Pursuant to the Compensation Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Robert Getz (Chair), Dr. Sally Eyre and Matthew Wubs, all of whom are independent directors.

The Compensation Committee is responsible for determining and making recommendations with respect to all forms of compensation to be granted to the Executive Chairman and the President and CEO and reviewing the Executive Chairman’s and the President and CEO’s recommendations respecting compensation of the other senior executive offices of the Company. In particular, the Compensation Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to compensation of the Executive Chairman and the President and CEO, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation levels based on such evaluation; (ii) reviewing recommendations from the Executive Chairman and the President and CEO regarding the appointment, compensation and other terms of employment of the CFO, and other officers, and making recommendations to the Board regarding the same; (iii) preparing and submitting to the Board at least annually a report on human resource matters of the Company; (iv) administering and interpreting the Company’s security based compensation arrangements and its policies respecting the grant of Options, Share Units or sale of Shares thereunder, and reviewing and recommending to the Board grants of Options and Share Units and terms thereof; (v) periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose; (vi) overseeing the Company’s compliance with any rules promulgated by a regulatory body prohibiting loans to officers and directors of the Company; and (vii) reviewing and assessing the adequacy of its mandate at least annual. The full text of the Compensation Committee’s mandate is available on our website at www.erocopper.com.

Please see “Statement of Executive and Director Compensation” above, which summarizes, among other things, the process by which the Compensation Committee and Board determine compensation for the Company’s directors and executives.

The Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company. Any other work or services performed by such compensation consultant at the request of management must, however, be pre-approved by the Compensation Committee.

Audit Committee

Pursuant to the Audit Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors and financially literate, in each case within the meaning of NI 52-110. The committee is currently comprised of Matthew Wubs (Chair), Lyle Braaten, Chantal Gosselin and John Wright, all of whom are independent directors and financially literate.

Each of the members of the Audit Committee has extensive education and experience relevant to the performance of their responsibilities as members of the Audit Committee.

•	Matthew Wubs graduated with a B.A. from the University of British Columbia in 1992 and has been a Chartered Professional Accountant since 1996. Mr. Wubs is a director of Westland Insurance Group Ltd., one of the largest private insurance brokerage operations in Canada. Westland directly manages approximately $1.4 billion in premium volume through its brokerage, insurance company and wholesale operations. Prior to joining Westland’s board on January 1, 2020, Mr. Wubs was the Co-Chief Executive Officer of Westland from January 2016 to December 2019 and was responsible for oversight of insurance, reinsurance, risk management, finance and M&A. He joined Westland in the role of Controller in 1997, and thereafter held the position of Chief Financial Officer from January 2002 until December 2015. Previous to Westland, he held a consulting role in Management Information Systems at International Forest Products Ltd. and obtained his Chartered Professional Accountant designation while working at Deloitte LLP. Mr. Wubs has been a member of Westland’s audit committee for 12 years.

•	Lyle Braaten graduated with a B.Sc. from the University of Calgary in 1986 and an LL.B. from the University of British Columbia in 1989. He has been the President and Chief Executive Officer of Miedzi Copper corp. since March 2012, the Vice President, Legal Counsel and a director of Lumina Gold Corp. since June 2014 and the Vice President, Legal Counsel and a director of Luminex Resources Corp. since August 2018. He was the General Counsel of Magma Energy Corp. from June 2008 to May 2011 when it acquired Plutonic Power Corp. and changed its name to Alterra Power Corp. Prior to joining Magma, he was involved in the management of a mid-sized law firm and served as its Managing Director from 2001 to 2008 with overall responsibility for the oversight of the firm’s financial results and reporting. He has been an audit committee member of Lumina Gold Corp. since July 2014 and has at least five years’ experience in audit committee positions.

•	Chantal Gosselin has over 25 years of combined experience in the mining industry and financial services. Ms. Gosselin most recently held the position of Vice President and Portfolio Manager at Goodman Investment Counsel. Prior to that, she served as a senior mining analyst at Sun Valley Gold LLP, a precious metals focused hedge fund. Between 2002 and 2008, Ms. Gosselin was the senior mining analyst and a partner of Genuity Capital Markets (now Canaccord Genuity Group) and held mining analyst positions with Haywood Securities Inc. and Dundee Securities Corporation. Prior to her financial services experience, she held various mine site management positions in Canada, Peru and Nicaragua. Ms. Gosselin received her Bachelor of Science Mine Engineering degree from Laval University and completed a Master in Business and Administration at Concordia University. She also completed the Chartered Investment Manager designation. Ms. Gosselin serves as a director and member of the audit committee of Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and Lundin Gold Inc. Ms. Gosselin formerly served as a director and a member of the audit, corporate governance and nominating (Chair) and technical committees of Capstone Mining Corp. from 2010 to November 2016. Ms. Gosselin has at least 10 years of experience in audit committee positions.

•	John Wright was a co-founder, and former Director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright is a director of SilverCrest Metals Inc. and Luminex Resources Corp. and a former director of Bitterroot Resources Ltd., Lumina Copper Corp., Northern Peru Copper Corp., Global Copper Corp. and Regalito Copper Corp. Mr. Wright has been involved in multiple asset purchases and sales and the accounting associated therewith. Mr. Wright was an audit committee member of Northern Peru Copper Corp. and Regalito Copper Corp. and has at least eight years’ experience in audit committee positions.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditor of the Company reports directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditor, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The Audit Committee’s mandate requires that the Audit Committee pre-approve any retainer of the external auditor of the Company to provide any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting. The full text of the Audit Committee’s mandate is available on our website at www.erocopper.com.

The Audit Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.

Additional information regarding the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2019 and dated March 12, 2020 (the “AIF”) under the heading “Audit Committee” and “Appendix A – Audit Committee Charter” The AIF is available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com.

Environmental, Health, Safety and Sustainability Committee

The Environmental, Health, Safety and Sustainability Committee is currently comprised of Steven Busby (Chair), Chantal Gosselin and John Wright, all of whom are independent directors within the meaning of NI 52-110.

The Environmental, Health, Safety and Sustainability Committee assists the Board in fulfilling its oversight responsibilities in respect of development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies. In particular, the Environmental, Health, Safety and Sustainability Committee is responsible for, among other things: (i) developing policies and maintaining standards of performance that meet or exceed legal and regulatory requirements and industry standards in the areas of health, safety, and environmental stewardship; (ii) identifying risks related to the environment, health and safety and recommending the adoption of appropriate programs and procedures to reduce such risks; (iii) periodically reviewing the Company’s loss prevention policies, emergency response plans and recovery programs; (iv) periodically reviewing and monitoring the Company’s policies, procedures and practices related to the reporting of health, safety and environmental incidents; (v) reviewing with management and legal counsel, any legal actions by or against the Company related to environmental, health and safety issues; (vi) reviewing reports regarding significant health, safety and environmental incidents, emerging issues, inspection and audit summaries and corrective actions taken in response to deficiencies; (vii) requiring management to take steps to ensure that employees receive necessary training to meet health, safety and environmental standards; (viii) facilitating information sharing with other Board committees to address matters of mutual interest or concern regarding health, safety, environmental and sustainability issues; and (ix) reporting regularly to the Board on its activities. The full text of the Environmental, Health, Safety and Sustainability Committee’s mandate is available on our website at www.erocopper.com.

In addition, the Environmental, Health, Safety and Sustainability Committee assists the Board in its oversight of our Corporate Social Responsibility Policy, Health and Safety Policy and Environmental Policy, which apply to each director, officer, employee and consultant of Ero Copper and its subsidiaries. The full text of each policy is available on our website at www.erocopper.com.

The Corporate Social Responsibility Policy outlines the Company’s commitment to fostering sustainable development by operating all of its mines and developing new projects in a manner that is respectful of local communities. The policy, among other things, outlines the following commitments of Ero Copper: (i) identifying and engaging its communities of interest in timely, inclusive, ethical, transparent and culturally respectful dialogue prior to undertaking significant activities and throughout the life of an operation or project; (ii) continuing to maintain formal grievance mechanisms as part of its overall community engagement process; (iii) monitoring, continuously improving, and reporting on the performance and effectiveness of its activities related to corporate social responsibility; (iv) implementing meaningful and effective strategies for community engagement; (v) promoting a safe environment for local communities; (vi) respecting the social, economic and cultural rights of local people; (vii) assisting local and regional development in areas where its operations and projects are located through training and employment; and (viii) adhering to all applicable laws and regulations of the countries and regions where Ero Copper conducts its business.

The Health and Safety Policy outlines the Company’s commitment to protecting the health and safety of its employees, contractors and consultants at its mining operations and development projects. The policy, among other things, outlines the following commitments of Ero Copper: (i) promoting health and safety on and off the job; (ii) providing employees with the training and tools to work safely and requiring each contractor and consultant to do the same; (iii) educating its employees to the potential hazards of their job and requiring each contractor and consultant to do the same; (iv) requiring that employees, contractors and consultants perform their duties in the safest manner possible; (v) adhering to all applicable health and safety laws and regulations of the countries and regions where Ero Copper conducts its business; (vi) striving for continuous improvement in all aspects of health and safety; (vii) providing a safe work environment by minimizing or, where possible, eliminating hazards, adhering to proven health and safety practices, implementing accident prevention programs, and ensuring that first aid and emergency response plans are in place at each operation; (viii) ensuring accident reporting is completed in a diligent manner and where necessary taking immediate steps to mitigate the potential for reoccurrence; (ix) developing and operating health and safety management programs at its operations that meet or exceed those in use by its peer companies; (x) promoting employee participation in the development of health and safety standards and management programs such that its employees take ownership of their health and safety responsibilities; (xi) conducting regular reviews of health and safety management programs and report findings to management and the Board; and (xii) conducting annual audits of all health and safety management programs and, with its capabilities, remediating all identified health and safety findings promptly.

The Environmental Policy outlines the Company’s commitment to wise environmental stewardship, including operating its mines and developing new projects in an environmentally sustainable and responsible manner. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable environmental laws, regulations and other environmental obligations in the countries and regions in which it operates, and to follow additional environmental standards and practices that are voluntarily adopted by the Company; (ii) protecting the environment by applying proven management practices to prevent pollution and mitigate environmental impacts; (iii) communicating this commitment to excellence in environmental performance with its subsidiaries, employees, contractors, and other agents and the communities in which we operate; (iv) striving to minimize releases of pollutants to the air, land or water and ensuring appropriate treatment and disposal of waste; (v) allocating the necessary resources to meet its reclamation and environmental obligations; (vi) educating employees regarding environmental matters and promoting employee participation in minimizing environmental impacts; (vii) seeking opportunities to improve its environmental performance through adherence to these principles; (viii) regularly reviewing its environmental management system to ensure that it remains appropriate and that Ero Copper’s environmental objectives and targets are being addressed; and (ix) communicating openly and transparently with internal and external interested parties to develop a mutual understanding of environmental issues, needs and expectations.

The Environmental, Health, Safety and Sustainability Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.

Disclosure Committee

The Company has established a Disclosure Committee comprised of the Executive Chairman, the President and CEO and the CFO, to ensure the provision of accurate and timely communication of important information to our shareholders. The Board has adopted a Disclosure Policy to provide guidance to the Disclosure Committee. The full text of the Disclosure Policy is available on our website at www.erocopper.com.

Additional Company Information

Voting Securities and Principal Holders of Voting Securities

The authorized voting share capital of Ero consists of an unlimited number of Shares without par value. As of the date of this Circular, there were 85,756,978 Shares issued and outstanding. The Shares are currently listed and traded on the TSX under the symbol “ERO”.

As at the date of this Circular, to the knowledge of the directors and executive officers of the Company, no one person or entity beneficially owns or exercises direction or control over, directly or indirectly, more than 10% of the Shares, except the following:

Name of Shareholder	Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares(1)
BlackRock, Inc.	10,629,792	12.40%
Fidelity(2)	9,133,247	10.65%
T. Rowe Price Associates, Inc.	8,633,600	10.07%

Notes:

(1)	The figures in this column have been calculated on a non-diluted basis.
(2)	May include Fidelity Management & Research Company, FMR Co., Inc., Fidelity Management Trust Company, FIAM LLC, Fidelity Institutional Asset Management Trust Company, Strategic Advisers LLC, FIL Limited, Crosby Advisors LLC, Fidelity SelectCo, LLC and Fidelity (Canada) Asset Management ULC based on Early Warning Report under the Alternative Monthly Reporting System of National Instrument 62-103F3 dated November 8, 2019.

Indebtedness of Directors and Executive Officers

No current or former directors, executive officers or employees of the Company or any of its subsidiaries, no Nominee, and no associate of any such director, executive officer or Nominee is, as at the date hereof, or has been, during the financial year ended December 31, 2019, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise or indebted to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as disclosed below, no director or executive officer of the Company or any of its subsidiaries, Nominee, shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction since January 1, 2019, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

On January 18, 2017, the Company completed a private placement offering of an aggregate principal amount of US$2,750,000 unsecured convertible debentures bearing simple interest at an annual rate of 10%, payable on the maturity date of January 18, 2019 (the “General Debentures”). Pursuant to the subscription agreements between the Company and each subscriber of the General Debentures, the outstanding principal and accrued and unpaid interest on the General Debentures could be converted, subject to certain limitations and conditions, at the option of the holders thereof and until the maturity date of the General Debentures into units of the Company (the “General Debenture Units”) at a price of US$0.75 per General Debenture Unit (subject to adjustment pursuant to the terms of the certificates representing the General Debentures). Each General Debenture Unit was comprised of one Share and one-quarter of a share purchase warrant (a “General Warrant”), with each one General Warrant entitling the holder thereof to acquire one Share at a price of US$1.20 until December 12, 2021.

David Strang, the President and Chief Executive Officer and a director of the Company and Matthew Wubs, a director of the Company, each participated in the offering by subscribing to US$500,000 of General Debentures. In January 2018, Messrs. Strang and Wubs both exercised their option to convert the outstanding principal and accrued and unpaid interest (US$53,562) on their General Debentures into General Debenture Units and concurrently exercised the underlying General Warrants. As a result, they were each issued an aggregate of 922,602 Shares by the Company, of which, 184,520 Shares were issued upon exercise of the underlying General Warrants.

Management Contracts

Management functions of the Company and its subsidiaries are not, to any substantial degree, performed other than by the directors or executive officers of the Company and its subsidiaries.

For More Information on Ero

Additional information regarding Ero, including financial information that is provided in our audited consolidated financial statements and MD&A for the financial year ended December 31, 2019, is available on our website at www.erocopper.com or under our profile on SEDAR at www.sedar.com. Securityholders may also contact the Corporate Secretary of the Company by phone at (604) 449-9236 or by e-mail at info@erocopper.com to request copies of these documents free of charge.

Directors’ Approval

The contents of the Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Christopher Noel Dunn”

Christopher Noel Dunn
Executive Chairman

Vancouver, British Columbia
March 12, 2020

APPENDIX “A”

AMENDED STOCK OPTION PLAN
OF
ERO COPPER CORP.

Effective May 7, 2020

(See attached)

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ERO COPPER CORP.
STOCK OPTION PLAN
EFFECTIVE MAY 7, 2020

Article 1
Introduction and Interpretation

1.1	Purpose

The purpose of the Plan is to provide an incentive to the officers, employees, Consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

1.2	Definitions

In this Plan, the following terms have the following meanings:

(a)	“Administrative Agreement” has the meaning set forth in Section 2.2(a);

(b)	“affiliate” and “associate” have the meanings set forth in the Securities Act (British Columbia);

(c)	“Aggregate Insider Limit” has the meaning set forth in Section 4.5(a);

(d)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules;

(e)	“Approval Date” has the meaning set forth in Section 4.1(b);

(f)	“Blackout Period” means a period of time during which the Optionee cannot exercise an Option, or sell Shares, due to applicable policies of the Corporation in respect of insider trading;

(g)	“Board” means the board of directors of the Corporation as constituted from time to time;

(h)	“Business Day” any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Vancouver, British Columbia;

(i)	“Change of Control” includes:

(i)	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

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(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination;

(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or

(iv)	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

(j)	“Committee” means the Compensation Committee for the Board, or such other persons as are designated by the Board, provided, however, that if no Compensation Committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the Plan, all references to the Plan to “Committee” shall at such time be in reference to the Board;

(k)	“Consultant” means a person, other than an employee, executive officer, or director of the Corporation or of a related entity of the Corporation, that (a) is engaged to provide services to the Corporation or a related entity of the Corporation, other than services provided in relation to a distribution, for an initial, renewable or extended period of twelve months or more, (b) provides the services under a written contract with the Corporation or a related entity of the Corporation, and (c) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a related entity of the Corporation;

(l)	“Corporation” means Ero Copper Corp. and its successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or the Committee;

(m)	“Effective Date” means May 7, 2020;

(n)	“Eligible Person” means any director, officer, employee, Consultant or other personnel of the Corporation (including any subsidiary of the Corporation);

(o)	“Exchange” means, collectively, the Toronto Stock Exchange, any successor thereto and any other stock exchange, inter-dealer quotation network or other organized trading facility through which the Shares trade or are quoted from time to time;

(p)	“Exercise Price” means the price per Share at which the Optionee is entitled to purchase the underlying Share or Shares in the Corporation, subject to any adjustments pursuant to Section 7.2;

(q)	“Expiry Date” means the date designated by the Board at the time of grant on which the Option expires and is of no further force and effect, except in accordance with the provisions related to a Blackout Period described in Section 4.1(c);

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(r)	“Fair Market Value” means, with respect to any particular date, the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the Toronto Stock Exchange or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the Fair Market Value will be the fair market value of the Shares as determined by the Board in its sole discretion acting in good faith;

(s)	“Individual Limit” has the meaning set forth in Section 4.4;

(t)	“Insider” means an insider of the Corporation, as defined in the Securities Act (British Columbia), and any associate or affiliate of any such insider;

(u)	“Long-Term Disability” means a circumstance whereby the Corporation is able and elects, either under the terms of an employment contract or at common law, to terminate or consider frustrated the employment of an Optionee due to the Optionee’s long-term disability;

(v)	“Notice of Grant of Options” means a written notice from the Corporation to the Optionee evidencing a grant of Options made pursuant to the Plan;

(w)	“Option” means an option to purchase a Share granted under the Plan;

(x)	“Optionee” means an Eligible Person to whom an Option has been granted;

(y)	“Plan” means the Ero Copper Corp. Stock Option Plan, including all Schedules hereto, as amended and restated from time to time in accordance with its terms;

(z)	“Plan Administrator” means the person or corporation appointed by the Corporation under Section 2.2 to provide administrative services in respect of the Plan;

(aa)	“Retirement” means a resignation from employment with the Corporation by an Optionee in circumstances the Committee, acting reasonably, deems to constitute retirement from employment, and not resignation to obtain alternate employment;

(bb)	“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the Toronto Stock Exchange, as amended from time to time;

(cc)	“Shares” means a common share in the capital of the Corporation and any other share that may be added thereto or substituted therefore as a result of amendments to the articles of the Corporation, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

(dd)	“Stock Exchange Rules” means the applicable rules of the Exchange;

(ee)	“subsidiary” has the meaning set forth in the Securities Act (British Columbia);

(ff)	“Successor Corporation” has the meaning set forth in Section 7.4;

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(gg)	“Transaction” has the meaning set forth in Section 7.1; and

(hh)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.3	Construction and Interpretation

(a)	In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.

(b)	The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. References to “Article” “Section” or “Paragraph” mean an article, section or paragraph contained in the Plan unless expressly stated otherwise.

(c)	In this Plan, “including” and “includes” mean including or includes, as the case may be, without limitation. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

(d)	Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board, the Committee or sub-delegate of the Committee, as the case may be.

1.4	Effective Date

The Plan shall be effective as of the Effective Date and Options may be granted immediately thereafter, subject to receipt of all regulatory approvals. The Committee shall review and confirm the terms of the Plan from time to time.

Article 2
Plan Administration

2.1	Administration

The Plan shall be administered by the Committee. Subject to the general purposes, terms and condition of the Plan, and to the direction of the Board, the Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, all acting reasonably and in good faith and subject to and not inconsistent with the express provisions of this Plan. Where the Board has delegated a power or authority to the Committee, any reference to the Board in this Plan shall be deemed to be a reference to the Committee.

The powers and duties of the Committee include, without limitation, the following:

(a)	the authority to grant Options;

(b)	to determine the number of Shares subject by each Option;

(c)	to determine the Exercise Price of each Option, subject to the provisions of this Plan;

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(d)	to determine the Eligible Persons to whom, and the time or times at which, Options shall be granted;

(e)	to determine the time or times when Options will be granted, vested and exercisable (including any determination to accelerate the vesting of any Options granted hereunder) and determine the Expiry Date of an Option;

(f)	to determine if the Shares that are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(h)	to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan (and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes on the Corporation and the Optionee);

(i)	to determine and prescribe the terms and provisions of Notices of Grant of Options (which need not be identical) provided in connection with grants of Options and the form of documents or processes in respect of the exercise of Options;

(j)	to make all other determinations deemed necessary or advisable for the administration of the Plan; and

(k)	to appoint, in accordance with Section 2.2, one or more persons or corporations to perform the duties of the Plan Administrator under the Plan.

Without limiting the discretion conferred on the Committee pursuant to this Section 2.1, the Committee’s decision to approve the grant of an Option to an Eligible Person in any period shall not require the Committee to approve the grant of an Option to any Eligible Person in any other period; nor shall the Committee’s decision with respect to the size or terms and conditions of an Option grant in any period require it to approve the grant of Options of the same or similar size or with the same or similar terms and conditions to any Eligible Person in any other period. The Committee shall not be precluded from approving the grant of an Option to any Eligible Person solely because such Eligible Person may previously have been granted an Option under this Plan or any other similar compensation arrangement of the Corporation.

2.2	Agreements

(a)	The Corporation may enter into an agreement or agreements with a person or corporation to perform the duties of the Plan Administrator as set out in this Plan (each, an “Administrative Agreement”).

(b)	The Corporation shall have the right at any time and from time to time, to remove from office the Plan Administrator under the Plan and to appoint another Plan Administrator in its stead in accordance with the terms of the relevant Administrative Agreement.

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2.3	Shares Subject to Plan

Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Section 7.2, and in combination with the aggregate number of Shares which may be issuable under any other Security Based Compensation Arrangement adopted by the Corporation, shall not exceed 8% of the number of issued and outstanding Shares (on a non-diluted basis) at the relevant time. Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Plan. No fractional Shares may be purchased or issued under the Plan. In the event the number of Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

2.4	Conditions to Grant or Exercise

The Committee may, in its discretion, require as conditions to the grant or exercise of any Option, that the Optionee shall have:

(a)	represented, warranted and agreed in form and substance satisfactory to the Corporation that he, she or it is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his, her or its own account, for investment and not with a view to or in connection with any distribution, that he, she or it has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)	provided certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable securities laws, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(c)	agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(d)	agreed to indemnify the Corporation in connection with the foregoing.

2.5	Additional Requirements

Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable securities law, including, without limitation, the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, applicable U.S. state securities laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time.

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Article 3
Plan Participation

3.1	Eligibility

Options may be granted only to Eligible Persons as the Committee may determine, provided that no Eligible Person has any claim or right to be granted an Option. In determining the Eligible Persons to whom Options may be granted and the number of Options granted to any Eligible Person, the Committee may take into account such factors as it shall determine in its sole and absolute discretion.

3.2	Participation

Participation in the Plan by Eligible Persons is voluntary.

Article 4
Grant of Options

4.1	Grant of Options

Subject to, and except as herein and as otherwise specifically provided for in this Plan, the number of Shares subject to each Option, the Exercise Price, the Expiry Date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee; provided, however, that:

(a)	the Expiry Date of an Option shall be no later than the date which is five years from the date of grant of such Option;

(b)	the date of grant of an Option shall be either the date on which such Option was approved by the Committee (the “Approval Date”), or, if the Approval Date was not a Business Day, then the Business Day immediately following the Approval Date, or if the Approval Date occurred during a Blackout Period applicable to the relevant Optionee, then the Business Day immediately following the expiry of the Blackout Period applicable to the relevant Optionee; and

(c)	notwithstanding Section 4.1(a), if the Expiry Date of an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten Business Days after the expiry of a Blackout Period applicable to the relevant Optionee, then the Expiry Date for the Option shall be the date that is the tenth Business Day after the expiry of the Blackout Period (the “Blackout Expiry Date”).

4.2	Notice of Grant of Options

Each Option granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a Notice of Grant of Options and such other terms and conditions as the Committee, in its discretion, shall establish. The form of Notice of Grant of Options is attached hereto as Schedule “A”.

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4.3	Exercise Price

The Exercise Price for Shares that are subject to any Option shall in no circumstances be lower than the Fair Market Value, calculated in accordance with the terms of the Plan at the date of grant of the Option.

4.4	Restrictions on Number of Options to Individual Optionee

Subject to Section 4.5, the number of Shares that may be issued to any individual Optionee under the Plan, in combination with the aggregate number of Shares which may be issuable under any other Security Based Compensation Arrangement adopted by the Corporation, within a one year period, shall not exceed 5% of the number of issued and outstanding Shares (on a non-diluted basis) at the date of grant of the Option (the “Individual Limit”).

4.5	Restrictions on Number of Options to Insiders and Non-Employee Directors

Subject to regulatory approval and unless approved by the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of shareholders of the Corporation, excluding the votes attached to Shares beneficially owned by Insiders to whom Options may be granted under the Plan, other than persons who are Insiders solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and associates thereof:

(a)	the number of Shares issuable to Insiders as a group, at any time, under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Corporation, shall not exceed 8% of the number of issued and outstanding Shares (on a non-diluted basis) at the date of grant of the Option (the “Aggregate Insider Limit”);

(b)	the number of Shares that may be issued to Insiders as a group, within any one-year period, under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Corporation, shall not exceed the Aggregate Insider Limit;

(c)	the number of Shares that may be issued to any one Insider under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Corporation, shall not exceed the Individual Limit; and

(d)	the Fair Market Value of Options that may be granted to each non-employee director of the Corporation within any one-year period under the Plan shall not exceed $100,000. Notwithstanding the foregoing, the Fair Market Value of Options that may be granted to each non-employee director of the Corporation within any one-year period under the Plan, or when combined with all of the other Security Based Compensation Arrangements adopted by the Corporation, shall not exceed $150,000.

Article 5
Exercise of Options

5.1	Exercise

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Plan Administrator or, if no Plan Administrator is appointed pursuant to the Plan, to the Corporation, a written notice of exercise specifying the number of Shares with respect to which the Options are being exercised and accompanied by payment in full, by way of cash, cheque or other form of payment acceptable to the Corporation, of (a) the Exercise Price of the Shares to be purchased and (b) an amount for any tax withholding or remittance obligations of the Optionee or the Corporation arising under Applicable Law (or by entering into some other arrangement acceptable to the Corporation). Certificates or other evidence of ownership for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

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If, as and when any Shares have been duly purchased and paid for under the terms of an Option, and all conditions relating to the exercise of an Option have been fulfilled to the satisfaction of the Committee, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

Notwithstanding the above, the Corporation may implement (or cause to have implemented) such systems and procedures (including systems and procedures operated by the Plan Administrator) from time to time to facilitate the exercise of Options pursuant to this Plan and shall provide Optionees with all necessary details regarding such systems and procedures to facilitate the exercise of Options from time to time in accordance with their terms.

Notwithstanding any of the provisions of the Plan, any Notice of Grant of Options or any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)	the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines is necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)	the satisfaction of any conditions on exercise prescribed pursuant to the provisions hereof.

5.2	Net Settlement of Options

Subject to the provisions of the Plan and, upon prior approval of the Committee, once an Option has vested and become exercisable an Optionee may elect, in lieu of exercising such Option, to exercise such Option by surrendering such Option in exchange for the issuance of Shares equal to the number determined by dividing (a) the difference between the Fair Market Value (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Fair Market Value (calculated as at the date of settlement). An Option may be surrendered and disposed of pursuant to this Section 5.2 from time to time by delivery to the Plan Administrator or, if no Plan Administrator is appointed pursuant to the Plan, to the Corporation, at its head office or such other place as may be specified by the Plan Administrator or the Corporation, as the case may be, of (a) a written notice specifying that the Optionee has elected to effect such a net settlement of such Option and the number of Options to be exercised and (b) the payment of an amount for any tax withholding or remittance obligations of the Optionee or the Corporation arising under Applicable Law (or by entering into some other arrangement acceptable to the Corporation). The Corporation will not be required, upon the net settlement of any Options pursuant to this Section 5.2, to issue fractions of Shares or to distribute certificates which evidence fractional Shares. In the event the number of Shares to be issued upon the net settlement of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. Upon exercise of the foregoing, the number of Shares underlying the Options disposed of shall be deducted from the number of Shares reserved for issuance under the Plan.

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5.3	Blackout Period

No Option shall be exercised pursuant to this Article 5 during a Blackout Period.

Article 6
Termination of Employment

6.1	No Right to Exercise After Termination

Subject to Sections 6.2, 6.3 and 6.4 hereof, or to any express resolution or other determination by the Board with respect to an Option or the terms of any Notice of Grant of Options, an Option, and all rights to purchase Shares pursuant thereto, shall expire and terminate immediately upon the Optionee ceasing to actively provide services to the Corporation in his or her capacity as a director, an officer, employee or Consultant of the Corporation, as the case may be.

6.2	Termination Other than for Retirement, Long-Term Disability, Death or Just Cause

Subject to any express resolution or other determination by the Committee with respect to an Option or the terms of any Notice of Grant of Options, if, before the Expiry Date of an Option, the employment of the Optionee by the Corporation is terminated by either party for any reason whatsoever, other than death, Retirement, Long-Term Disability or termination for cause, such Option may, subject to the terms thereof (including the vesting provisions thereof) and any other terms of the Plan, be exercised by the Optionee, at any time within 60 days of the termination of such Optionee’s active employment or other service with the Corporation, but in any case prior to the Expiry Date of the Option in accordance with the terms thereof and only to the extent the Optionee was entitled to exercise the Option on the date of termination. For greater certainty, the termination of active employment shall be the last day an Eligible Person provides actual service to the Corporation pursuant to a written notice of termination and does not include any subsequent common law or contractual notice period.

6.3	Termination Due to Retirement or Long-Term Disability

If, before the Expiry Date of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporation is terminated by reason of Retirement or as a result of Long-Term Disability, unless the Committee determines otherwise, all Options held by such Optionee which have vested in accordance with their terms may be exercised at any time within one year following the date of Retirement or termination of the Optionee as a result of a Long-Term Disability or prior to the Expiry Date, whichever is earlier. Options held by an Optionee whose employment has been terminated by reason of Retirement or as a result of Long-Term Disability shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of Retirement or termination of the Optionee as a result of Long-Term Disability and the Expiry Date.

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6.4	Death of the Optionee

If, before the Expiry Date of an Option in accordance with the terms thereof, the employment of the Optionee by the Corporation is terminated by reason of death, unless the Committee determines otherwise, all outstanding Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of the estate of the Optionee (including such part, if any, thereof which, but for this Section 6.4, would not otherwise be able to be exercised) at any time within one year following the date of death of the Optionee or prior to the Expiry Date, whichever is earlier, and only to the extent the Option was entitled to exercise the Option on the date of death.

6.5	No Right of Transfer

Subject to Section 6.4 in the case of the death of an Optionee, an Option granted to an Optionee, and the right to receive Shares pursuant thereto, is personal to such Optionee. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of an Option, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect.

6.6	Transfer Not Termination for Plan Purposes

A transfer of employment or services between the Corporation and a subsidiary or affiliate of the Corporation or between subsidiaries or affiliates of the Corporation shall not be considered an interruption or termination of the employment of an Optionee by the Corporation for any purpose of the Plan, and Options shall not be affected by any such transfer of employment or services.

6.7	Change in Employment

Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director, an officer or Consultant of the Corporation where the Optionee at the same time continues to be an Eligible Person.

Article 7
Business Combinations and Certain Adjustments

7.1	Business Combinations

Subject to Section 7.3, if, during the term of an outstanding Option, the Corporation completes any transaction which results in a Change of Control (referred to as a “Transaction”) all unvested Options shall vest, and if within 90 days or such other period of time that the Committee determines following the date of the completion of the Transaction an event or events that would constitute a “constructive dismissal” (as such term is defined pursuant to the common law) occur with respect to an Optionee, and within 90 days or such other period of time that the Committee determines following the date of such “constructive dismissal” such Optionee’s employment with the Corporation is terminated (whether at the discretion of the Optionee or otherwise):

(a)	each exercisable Option then held by the Optionee shall remain exercisable for a period of 90 days or such other period of time that the Committee determines from the date of such termination of employment, but not later than the end of the Expiry Date, and thereafter any such Option shall expire; and

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(b)	each non-exercisable Option then held by the Optionee shall become exercisable upon such termination of employment and shall remain exercisable for a period of 90 days or such other period of time that the Committee determines from the date of such termination of employment, but not later than the end of the Expiry Date, and thereafter any such Option shall expire.

Notwithstanding the foregoing, with respect to any performance-based Options granted under the Plan, vesting of an Option shall be dependent on achievement of the applicable performance criteria as of the date of the completion of the Transaction and/or be prorated to the date of the completion of the Transaction, as applicable.

7.2	Adjustments

Appropriate adjustments as regards Options granted or to be granted, in the number of Shares optioned and in the Exercise Price, shall be made by the Committee to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations or reclassifications of the Shares, or other relevant changes in the Corporation. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Committee in its sole discretion, subject to the direction of the Board, approval by the shareholders of the Corporation and to acceptance by the Exchange, respectively, if applicable.

7.3	No Limitation on Ability to Accelerate

Nothing in this Article 7 shall in any way affect or derogate from the ability of the Committee to accelerate the vesting of Options at any time in its sole discretion as provided for in Section 2.1(e).

7.4	Other Adjustments

If at any time after the grant of an Option to any Optionee and prior to the Expiry Date of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 7.2 or, subject to the provisions of Section 7.1 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) the Optionee shall be entitled to receive upon the subsequent exercise of his, her or its Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he, she or it was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Section 7.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

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Article 8
Amendment or Termination of the Plan

8.1	Amendment and Termination of the Plan

Subject to Sections 8.2, 8.3 and 8.4, the Board may, at any time and from time to time, without the approval of the holders of Shares or any other voting securities of the Corporation, suspend, discontinue or amend the Plan or an Option.

8.2	Amendments Requiring Shareholder Approval

To the extent required by the Stock Exchange Rules, notwithstanding Section 8.1, the Board may not, without the approval of the holders of a majority of Shares and other voting securities of the Corporation present and voting in person or by proxy at a meeting of shareholders of the Corporation, amend the Plan or an Option to:

(a)	increase the maximum number of Shares issuable, as a fixed percentage of the issued and outstanding Shares pursuant to the Plan;

(b)	make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the Exercise Price);

(c)	make any amendments to the non-employee director participation limits set forth in Section 4.5(d) hereof;

(d)	extend the Expiry Date of any Option granted under the Plan beyond the Expiry Date of the Option determined at the date of grant in accordance with the Plan, except as provided for in Section 4.1 with respect to an Expiry Date that occurs during a Blackout Period;

(e)	changing the categories of individuals contained in the definition of “Eligible Person” who are eligible to participate in the Plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; or

(f)	amend the Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for estate planning or estate settlement purposes, unless the change to the Plan or an Option results from the application of Article 7.

8.3	No Adverse Effect

Unless an Optionee otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Option in a manner that would materially and adversely alter or impair any Option previously granted to an Optionee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to an Option shall apply only in respect of Options granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of the Plan or amendment of an Option may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Option or the Corporation is now or may hereafter be subject.

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8.4	No Amendment to Article 8

The Board may not amend any provision of this Article 8 without the approval of the holders of a majority of Shares and other voting securities of the Corporation present and voting in person or by proxy at a meeting of shareholders of the Corporation.

Article 9
Accounts, Notices and Miscellaneous Provisions

9.1	Accounts and Statements

The Plan Administrator (or if none is appointed, the Corporation) shall maintain records of the details of each Option granted to each Optionee under the Plan. Upon request therefor from an Optionee and at such other times as the Corporation shall determine, the Plan Administrator (or if none is appointed, the Corporation) shall furnish the Optionee with a statement setting forth details of his, her or its Options. Such statement shall be deemed to have been accepted by the Optionee as correct unless written notice to the contrary is given to the Plan Administrator (or if none is appointed, the Corporation) within 10 days after such statement is given to the Optionee.

9.2	Notices

Any payment, notice, statement, certificate or other instrument required or permitted to be given to an Optionee or any person claiming or deriving any rights through him shall be given by:

(a)	delivering it personally to the Optionee or the person claiming or deriving rights to the Optionee, as the case may be;

(b)	mailing it, postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Optionee in the Corporation’s personnel records; or

(c)	facsimile, e-mail or other similar means of electronic communication.

9.3	Address

Any payment, notice, statement, certificate or instrument required or permitted to be given to the Plan Administrator or the Corporation, as the case may be, shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Plan Administrator or the Corporation, as the case may be, at the following address:

Ero Copper Corp.

Suite 1050, 625 Howe Street

Vancouver, British Columbia V6C 2T6

Attention: Chief Financial Officer

Facsimile: (604) 398-3767

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9.4	Date of Delivery

Any payment, notice, statement, certificate or instrument referred to in Sections 9.2 or 9.3, if delivered, shall be deemed to have been given or delivered, on the date on which it was delivered; if faxed, e-mailed or sent by other means of recorded electronic communication, shall be deemed to have been given or delivered, on the date of faxing, e-mailing or sending by other means of electronic communication, provided that such date is a Business Day and the communication is so faxed, e-mailed or sent before 4:30 p.m. on such date at the place of receipt, otherwise, such communication shall be deemed to have been given and delivered on the next following Business Day; or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

9.5	Shareholder and Regulatory Approval

The Plan (and any amendments thereto as required under Article 8) shall be subject to such future approvals of the shareholders of the Corporation and any stock exchange upon which the Shares trade from time to time as may be required under the terms of the Plan or such stock exchange from time to time. Any Options granted on terms requiring such approval shall be conditional upon such approval being given and no such Options may be exercised until such approval is given.

9.6	Withholding Taxes

Notwithstanding anything else in this Plan, the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Eligible Person has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

9.7	U.S. Tax Considerations

The terms of the Plan and Options granted hereunder to Eligible Persons subject to taxation under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration Schedule B to the Plan setting forth special provisions applicable to such persons.

9.8	No Right of Ownership

Any holder of an Option shall not possess any rights of ownership as a shareholder of the Corporation with respect to any of the Shares covered by such Option including, for greater certainty and without limitation, the right to receive dividends on such Shares and the right to exercise voting rights in respect of such Shares, until such holder shall have exercised such Option in accordance with the terms of the Plan and the issuance of the Shares by the Corporation.

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9.9	No Right of Continued Employment

Nothing in the Plan, any Notice of Grant of Options or any Option shall confer upon any Optionee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or any expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries, or any present or future retirement policy of the Corporation or any of its subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment of the Corporation or any of its subsidiaries.

9.10	Expenses

All expenses in connection with the Plan shall be borne by the Corporation.

9.11	Governing Law

This Plan shall be governed by, construed and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

9.12	Severability

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

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SCHEDULE “A”

NOTICE OF GRANT OF STOCK OPTIONS

TO:	[●] (the “Optionee”)

FROM:	ERO COPPER CORP. (the “Corporation”)

DATE:	[●]

The Corporation hereby notifies the Optionee as follows:

1.	The Corporation hereby grants to the Optionee, subject to the terms and conditions set forth in this Notice and the stock option plan of the Corporation (the “Plan”), the right to purchase the following number of common shares in the capital of the Corporation (the “Shares”) at the following exercise price on or after the following vesting date(s) and prior to the close of business on the following expiry date:

#of Shares	Exercise Price	Vesting Date(s)	Expiry Date
[●]	$[●]	[●]	[●]

2.	On the close of business on the expiry date set forth in Paragraph 1 above, the stock option granted hereby shall expire and automatically terminate and be of no further force and effect.

3.	The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the terms and conditions of the Plan shall govern the stock option granted hereby, including all amendments or adjustments pursuant to the Plan or otherwise consented to by the Optionee.

4.	All stock options granted pursuant to the Plan and reflected in this Notice shall be personal to the Optionee and shall not be assignable or otherwise transferable except by will or the laws of descent and distribution.

ERO COPPER CORP.

By: Title:

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SCHEDULE “B”

Special Provisions Applicable to Optionees Subject to taxation under the United States Internal Revenue Code

This special appendix sets forth special provisions of the Plan that apply to Optionees subject to taxation under the United States Internal Revenue Code of 1986, as amended.

1.	Definitions

For purposes of this Schedule “B”:

1.1	“Code” means the United States Internal Revenue Code of 1986, as amended.

1.2	“Section 409A” means Section 409A of the Code and any applicable regulatory guidance issued thereunder.

1.3	“US Optionee” means an Optionee whose compensation from the Corporation or its subsidiaries is subject to taxation under the Code.

2.	Compliance with Section 409A

2.1	In General. Notwithstanding any provision of the Plan to the contrary, it is intended that with respect to any US Optionee, such US Optionee’s participation in the Plan shall be exempt from Section 409A and in a manner which does not subject the US Optionee’s interests in the Plan to accelerated or additional tax under Section 409A (and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A). If any grant to a US Optionee or exercise, dividend or distribution hereunder could cause the application of accelerated or additional tax under Section 409A, such grant, exercise, dividend or distribution shall be deferred if and to the extent deferral will make such grant, exercise, dividend or distribution compliant with Section 409A; otherwise such grant, exercise, dividend or distribution shall be restructured, to the extent possible, in a manner determined by the Committee that does not cause such an accelerated or additional tax. Each US Optionee is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Optionee in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its affiliates shall have any obligation to indemnify or otherwise hold such US Optionee (or any beneficiary) harmless from any or all of such taxes or penalties.

2.2	Modification of Options. Notwithstanding any provision of the Plan to the contrary and with respect to any US Optionee, no Option may be extended beyond the Blackout Expiry Date and in no event following the 10th anniversary of the date of grant.

2.3	Exercise Price: Notwithstanding any other provision of the Plan, so long as at the time of the grant of an Option the Shares are “readily tradable” as determined under United States Treasury Regulation Section 1.409A-1(b)(5)(vi)(G), the Exercise Price shall be the closing sale price of the Shares reported on the primary securities exchange on which the Shares are listed on the last business day on which such exchange is open for trading prior to the date of grant of such Option, and if at the time of grant the Shares are not “readily tradable” as determined under United States Treasury Regulation Section 1.409A-1(b)(5)(vi)(G), the Exercise Price shall be determined by the reasonable application of a reasonable valuation method in accordance with Treasury Regulation Section 1.409A-1(b)(5)(iv)(B).

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3.	Adjustments to Options.

3.1	Notwithstanding the Plan or any provision of the Notice of Grant of Options to the contrary, in connection with any adjustment to the Options, the number of Shares deliverable on the exercise of an Option held by a US Optionee and the Exercise Price of an Option held by a US Optionee shall be adjusted in a manner intended to keep the Options exempt from Section 409A.

4.	Amendment of Appendix

4.1	The Committee shall retain the power and authority to amend or modify this Schedule “B” to the extent the Committee in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without approval of the shareholders of the Corporation or the approval of any individual Optionee.

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APPENDIX “B”

AMENDED SHARE UNIT PLAN
OF
ERO COPPER CORP.

Effective May 7, 2020

(See attached)

1

ERO COPPER CORP.

SHARE UNIT PLAN

EFFECTIVE MAY 7, 2020

Article 1

General Provisions

1.1 Purpose

This Share Unit Plan is established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Corporation, to recognize and reward their significant contributions to the long-term success of the Corporation including to align the employees’, consultants’ directors’ and officers’ interests more closely with the shareholders of the Corporation.

1.2 Definitions

As used in the Plan, the following terms have the following meanings:

(a)	“Blackout Period” means a period of time imposed by the Corporation, pursuant to the Corporation's policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation;

(b)	“Board” means the Board of Directors of the Corporation;

(c)	“Business Day” means any day that is not a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Vancouver, British Columbia.

(d)	“Cash Consideration” has the meaning ascribed thereto in Section 3.3(b);

(e)	“Change of Control” means:

(i)	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination;

(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than in the ordinary course of business of the Corporation or to a related entity; or

(iv)	any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

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(f)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(g)	“Committee” means the Compensation Committee of the Board or such other persons designated by the Board to determine the grants of Share Units and administer this Plan;

(h)	“Common Share” means a common share in the capital of the Corporation;

(i)	“Consultant” means a person, other than an employee, executive officer, or director of the Corporation and/or of a Subsidiary of the Corporation, that (a) is engaged to provide services to the Corporation and/or a Subsidiary of the Corporation, other than services provided in relation to a distribution, for an initial, renewable or extended period of 12 months or more, (b) provides the services under a written contract with the Corporation and/or a Subsidiary of the Corporation, and (c) spends or will spend a significant amount of time and attention on the affairs and business of the Corporation and/or a Subsidiary of the Corporation;

(j)	“Corporation” means Ero Copper Corp. and its successors and assigns;

(k)	“Deferred Payment Date” means the date for a Non-Canadian Eligible Person under the Plan after the Redemption Date and not later than the Non-Canadian Eligible Person’s Retirement Date which the Non-Canadian Eligible Person has elected to defer receipt of Common Shares and/or Cash Consideration, as applicable;

(l)	“Director” means a non-Employee director of the Board of the Corporation and/or the board of directors of a Subsidiary of the Corporation;

(m)	“Dividend” means a dividend declared and payable on a Common Share in accordance with the Corporation’s dividend policy as the same may be amended from time to time (an “Ordinary Dividend”), and may, in the discretion of the Board, include a special or stock dividend (a “Special Dividend”), and may, in the discretion of the Board, include a Special Dividend declared and payable on a Common Share;

(n)	“Eligible Person” means any Employee, Consultant, Director or Officer who is designated as an Eligible Person pursuant to Section 2.1;

(o)	“Employee” means an employee of the Corporation and/or a Subsidiary of the Corporation;

(p)	“Exchange” means, collectively, the Toronto Stock Exchange, any successor thereto and any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time;

(q)	“Fair Market Value” means, with respect to any particular date, the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Common Shares trade or are quoted from time to time). If the Common Shares are suspended from trading or have not traded on the Toronto Stock Exchange or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the Fair Market Value will be the fair market value of the shares as determined by the Board in its sole discretion acting in good faith;

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(r)	“Grant Agreement” has the meaning ascribed thereto in Section 2.5;

(s)	“Grant Date” means any date determined from time to time by the Board as a date on which a grant of Share Units will be made to one or more Eligible Persons under this Plan;

(t)	“Insider” means an insider of the Corporation, as defined in the Securities Act (British Columbia), and any associate or affiliate of any such insider;

(u)	“Non-Canadian Eligible Person” means an Eligible Person who is not, or has not, been resident, or deemed to be resident, in Canada at any time, and has not received his or her grant of Share Units as a result of employment carried on in whole or in part in Canada;

(v)	“Officer” means an officer of the Corporation that has been duly appointed by the Board and/or an officer of a Subsidiary of the Corporation that has been duly appointed by the board of directors of such Subsidiary;

(w)	“Plan” means this Share Unit Plan, as amended from time to time;

(x)	“Redemption Date” in respect of any Share Unit means a date to be selected by the Board following the date a Share Unit has become a Vested Share Unit, which shall be within thirty (30) days of the Vesting Date, unless (i) except with respect to a Vested Share Unit held by a U.S. Taxpayer, an earlier date(s) has been approved by the Board as the Redemption Date in respect of such Vested Share Unit, or (ii) Section 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date(s) in respect of such Vested Share Unit shall be the date(s) established as such in accordance with the applicable Section. Such date shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada), as such subsection may be amended or enacted from time to time;

(y)	“Reorganization” means any declaration of any stock dividend (other than a Special Dividend in respect of which the Board, in its discretion, determines that Eligible Persons are to be paid pursuant to Section 3.8), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Board determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

(z)	“Retirement” in respect of an Eligible Person means the Eligible Person ceasing to be an Employee, Director, Consultant or Officer after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

(aa)	“Retirement Date” means the date an Eligible Person ceases to be an Employee, Consultant, Director, or Officer due to Retirement of the Eligible Person;

(bb)	“Share Unit” means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including, without limitation, the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person in accordance with this Plan;

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(cc)	“Subsidiary” has the meaning set out in the Securities Act (British Columbia);

(dd)	“TSX Rules” means the applicable rules of the Toronto Stock Exchange, as set out in the Toronto Stock Exchange Company Manual;

(ee)	“U.S. Taxpayer” means an Eligible Person who is at the relevant time subject to Section 409A of the Code;

(ff)	“Vested Share Unit” means any Share Unit which has vested in accordance with the terms of this Plan and/or the terms of any applicable Grant Agreement; and

(gg)	“Vesting Date” means, in respect of any Share Unit, the date that the Share Unit becomes a Vested Share Unit and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada), as such subsection may be amended or enacted from time to time.

1.3 Effective Date

The Plan shall be effective May 7, 2020; provided that no Common Shares and/or Cash Consideration, as applicable, may be issued and/or paid under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares and/or payment of Cash Consideration, as applicable, hereunder.

1.4 Governing Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

Article 2

Eligibility and Participation

2.1 Eligibility

This Plan applies to those Employees, Consultants, Directors and Officers whom the Committee designates as eligible for a grant of Share Units pursuant to Section 3.1 (an “Eligible Person”). The Committee shall make such a designation prior to each Grant Date.

2.2 Rights Under the Plan

Subject to Sections 4 and 5, an Eligible Person who has been granted Share Units shall continue to have rights in respect of such Share Units until such Share Units have been redeemed for Common Shares and/or Cash Consideration, as applicable, in accordance with this Plan.

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2.3 Copy of the Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4 Limitation on Rights

Nothing in this Plan shall confer on any Employee, Consultant, Director or Officer any right to be designated as an Eligible Person or to be granted any Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Consultants, Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Share Units on a subsequent Grant Date.

2.5 Grant Agreements

Each grant of Share Units shall be evidenced by a written agreement (a “Grant Agreement”) executed by the Eligible Person in substantially the form appended as Schedule A hereto. An Eligible Person will not be entitled to any grant of Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.6 Limits on Common Shares Issuable

(a)	The number of Common Shares which may be reserved for issuance under the Plan:

(i)	in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s security based compensation arrangements in existence from time to time, including the Corporation’s Stock Option Plan, shall not exceed eight percent (8%) of the total number of issued and outstanding Common Shares on a non-diluted basis, or such greater number of Common Shares as shall have been duly approved by the Committee and, if required by the TSX Rules or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation; and

(ii)	to any one Eligible Person within a 12-month period shall not exceed 2% of the total number of issued and outstanding Common Shares on a non-diluted basis.

(b)	The number of Common Shares issuable to Insiders as a group, at any time, under the Plan, or when combined with all of the Corporation’s other previously established or proposed security based compensation arrangements, shall not exceed 8% of the total number of issued and outstanding Common Shares on a non-diluted basis.

(c)	The number of Common Shares that may be issued to Insiders as a group, within any one-year period, under the Plan, or when combined with all of the Corporation’s other previously established or proposed security based compensation arrangements, shall not exceed 8% of the total number of issued and outstanding Common Shares on a non-diluted basis.

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(d)	The number of Common Shares issuable to non-employee Directors as a group, under the Plan, shall not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis.

(e)	The Fair Market Value of the Common Shares issuable to each non-employee Director within any one-year period under the Plan shall not exceed $150,000. Notwithstanding the foregoing, the Fair Market Value of the Common Shares issuable to each non-employee Director within any one-year period under the Plan, or when combined with all of the Corporation’s other previously established or proposed security based compensation arrangements, shall not exceed $150,000.

2.7 No Fractional Shares

No fractional Common Shares may be issued under the Plan. In the event the number of Common Shares to be issued upon the redemption of Share Units is a fraction, the respective Eligible Person will receive the next lowest whole number of Common Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

Article 3

Share Units

3.1 Grant of Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Share Units to be granted to each Eligible Person in the Committee’s sole discretion.

3.2 Performance Conditions

At the time a grant of a Share Unit is made, the Committee may, in its sole discretion, establish such performance conditions for the vesting of Share Units as may be specified by the Committee in the applicable Grant Agreement (the “Performance Conditions”). Without limiting the generality of the foregoing, such Performance Conditions may include terms or conditions relating to:

(a)	the market price of the Common Shares;

(b)	the return to holders of Common Shares, with or without reference to other comparable companies;

(c)	the financial performance or results of the Corporation or a Subsidiary of the Corporation;

(d)	the achievement of Performance Conditions or other performance criteria relating to the Corporation or a Subsidiary of the Corporation;

(e)	any other terms and conditions the Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and

(f)	the Vesting Date.

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The Performance Conditions may relate to all or a portion of the Share Units in a grant and may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant will become vested depending on the extent of satisfaction of one or more Performance Conditions. The Committee may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such term or condition or determine that it has been satisfied subject to applicable law. Performance Conditions may differ for Share Units granted to any one Eligible Person or to different Eligible Persons.

3.3 Redemption of Share Units

Unless redeemed earlier in accordance with this Plan, the Share Units of each Eligible Person will be redeemed on or about (but no later than 30 days following) each applicable Vesting Date or, if applicable, at a later Deferred Payment Date(s), the Eligible Person will be entitled to receive and the Corporation will issue and/or pay to the Eligible Person, as applicable:

(a)	a number of Common Shares equal to the number of Vested Share Units (net of any applicable statutory withholdings) on the Redemption Date(s) or Deferred Payment Date(s), as the case may be; or

(b)	a cash amount, payable by way of certified cheque, bank draft, wire transfer or such other means as the Committee may determine in its sole discretion, equal to the number of Common Shares set out in subsection (a) above multiplied by the Fair Market Value on the applicable Vesting Date (the “Cash Consideration”) (net of any applicable statutory withholdings) on the Redemption Date(s) or Deferred Payment Date(s), as the case may be; or

(c)	a combination of (a) and (b), as determined by the Committee in its sole discretion.

3.4 Deferred Payment Date

Non-Canadian Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Common Shares and/or Cash Consideration, as applicable, until a Deferred Payment Date. Elections made by U.S. Taxpayers to defer the receipt of all or any part of their entitlement to Common Shares and/or Cash Consideration, as applicable, until a Deferred Payment Date shall comply with timing of election requirements and the timing and form of payment requirements of United States Treasury Regulation Section 1.409A-2 and any successor provision.

3.5 Prior Notice of Deferred Payment Date

Non-Canadian Eligible Persons who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the applicable Redemption Date(s); provided however, that in the case of a U.S. Taxpayer, such election must be made prior to the Grant Date of the Share Units to which the election relates. Non-Canadian Eligible Persons may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

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3.6 Blackout Period

In the event the Redemption Date or, if applicable, the Deferred Payment Date, determined in accordance with the Plan occurs during a Blackout Period applicable to the relevant Eligible Person, then the Redemption Date or the Deferred Payment Date, as applicable, shall be the date that is the tenth Business Day after the expiry of the Blackout Period; provided, however, that in the case of a U.S. Taxpayer, the change in the Redemption Date or the Deferred Payment Date does not violate Section 409A of the Code.

3.7 Withholding Taxes

The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share and/or Cash Consideration including, without limiting the generality of the foregoing, the withholding of the issue of Common Shares and/or the withholding of all or any portion of any payment of the Cash Consideration, as applicable, to be issued and/or paid under the Plan, until such time as the Eligible Person has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may, if applicable, adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

3.8 Payment of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Share Units credited to the Eligible Person’s account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Share Units (including fractional Share Units) based on the Fair Market Value per Common Share on the date credited and redeemed on the Redemption Date or Deferred Payment Date, as applicable, of the Share Unit with respect to which the Dividend equivalent was granted.

3.9 Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

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Article 4

Events Affecting Entitlement

4.1 Termination of Employment or Election as a Director

(a)	Voluntary Termination or Termination for Cause. If an Eligible Person is terminated by the Corporation for cause (as determined by the Corporation), or if an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, prior to a Redemption Date, all of the Eligible Person’s Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Share Units so cancelled. Any Share Units outstanding after a Redemption Date for which an Eligible Person who is terminated as set out in this Section 4.1(a) has elected a Deferred Payment Date will be redeemed for an equal number of Common Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion, as soon as possible but no later than 30 days following the date of termination.

(b)	Involuntary Termination. The Share Units of an Eligible Person which are Vested Share Units on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, shall be redeemed for an equal number of Common Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion. For the purposes of this Section 4.1(b), the Redemption Date shall be the date on which the employment of the Eligible Person, other than a Director, is terminated as stated in a written notice of termination, irrespective of any entitlement of the Eligible Person to notice, pay in lieu of notice or benefits beyond the termination date.

(c)	Termination related to Directors. The Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Common Shares equal to the number of Vested Share Units on the Redemption Date or Cash Consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion. For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held.

(d)	Termination on Change of Control. Notwithstanding anything else herein to the contrary, if an Eligible Person’s employment is terminated, for reasons other than cause, at any time within 12 months following a Change of Control, then the Corporation shall redeem 100% of the Share Units granted to such Eligible Person and outstanding under the Plan as soon as reasonably practical following such termination, but no later than thirty (30) days following the Redemption Date for an equal number of Common Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Committee in its sole discretion; provided that in the event that any Share Units are subject to satisfaction of any Performance Conditions, the Committee shall consider the extent of satisfaction of such Performance Conditions in determining the number of Share Units to be redeemed. For the purposes of this Section 4.1(d) the Redemption Date shall be the last day such Eligible Person provides actual service to the Corporation pursuant to a written notice of termination and does not include any subsequent common law or contractual notice period.

For purposes of Section 4.1, a U.S. Taxpayer shall be treated as terminated when such person incurs a “separation from service” within the meaning of Section 409A of the Code and United States Treasury Regulation Section 1.409A-1(h) ("Separation from Service"). Solely to the extent required by Section 409A of the Code, any payment in respect of Share Units which has become payable on or following a Separation from Service to any U.S. Taxpayer who is determined to be a "specified employee," under Section 409A(a)(2)(B)(i) of the Code and United States Treasury Regulation Section 1.409A-1(i), shall not be paid before the date that is six months after such U.S. Taxpayer's Separation from Service (or, if earlier, the date of the death of such U.S. Taxpayer). Following any applicable six month delay of payment, all such delayed payments shall be made to the U.S. Taxpayer in a single lump sum on the earliest possible date.

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4.2 Death

All of the Share Units of an Eligible Person who dies shall be redeemed in accordance with Section 3.2. For the purposes of the foregoing, the Redemption Date shall be the date of the Eligible Person’s death.

4.3 No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person’s employment with the Corporation, such Eligible Person shall not be granted any Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Share Units, and shall not be awarded any Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person’s position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

Article 5

Administration

5.1 Transferability

Rights respecting Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution.

5.2 Administration

Subject to the general purposes, terms and condition of this Plan, applicable corporate, securities and tax law requirements and to the direction of the Board, the Committee shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Committee may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Share Units to satisfy any such policy.

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It is intended that this Plan and Grant Agreements will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder), to the extent this Plan and such agreements are subject thereto, and this Plan and such agreements shall be interpreted on a basis consistent with such intent. If an amendment of this Plan and such agreements is necessary in order for it to comply with Section 409A of the Code, the Committee will adopt any such amendment in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act by the Committee shall subject the Corporation to any claim, liability, or expense, and the Corporation shall not have any obligation to indemnify or otherwise protect any person from the obligation to pay any taxes, interest or penalties pursuant to Section 409A of the Code.

5.3 Records

The Corporation will maintain records indicating the number of Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4 Statements

The Corporation shall furnish annual statements to each Eligible Person indicating the number of Share Units credited to the Eligible Person and the Grant Dates of the Share Units and such other information that the Corporation considers relevant to the Eligible Person.

5.5 Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

Article 6

Amendment and Termination

6.1 Amendment

(a)	The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, provided that no such amendment, suspension or termination may be (i) made without obtaining any required regulatory or shareholder approvals, or (ii) adversely affect the rights of any Eligible Person with respect to the Share Units to which the Eligible Person is then entitled under the Plan without the consent of the Eligible Person.

(b)	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(i)	amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time;

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(ii)	amendments to the provisions of the Plan respecting administration of the Plan;

(iii)	amendments to the provisions of the Plan respecting the terms and conditions on which Share Units may be granted pursuant to the Plan, including the provisions relating to the payment of the Share Units; and

(c)	amendments to the Plan that are of a “housekeeping” nature.

(d)	Notwithstanding the foregoing, the Corporation will be required to obtain the shareholder approval for any amendment related to:

(i)	the number or percentage of issued and outstanding Common Shares available for grant under the Plan;

(ii)	removing or exceeding the Insider participation limits set forth in Sections 2.6(b) and 2.6(c) hereof;

(iii)	removing or exceeding the non-employee Director participation limits set forth in Sections 2.6(d) and 2.6(e) hereof;

(iv)	permitting the transfer or assignment of Share Units other than for normal estate settlement purposes;

(v)	changing the categories of individuals contained in the definition of “Eligible Person” who are eligible to participate in the Plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan;

(vi)	a change in the method of calculation of redemption of Share Units held by Eligible Persons;

(vii)	an extension to the term for redemption of Share Units held by Eligible Persons; and

(viii)	any amendments to this Section 6.1 of the Plan,

(e)	Unless an Eligible Person otherwise agrees, any amendment to the Plan or Share Unit shall apply only in respect of Share Units granted on or after the date of such amendment.

6.2 Termination of the Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Share Units shall remain outstanding, be entitled to payments as provided under Section 3.8, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Share Units credited to such Eligible Person, or all outstanding and unredeemed Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

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Article 7

General

7.1 Rights to Common Shares and/or Cash Consideration

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, or to any Cash Consideration, as applicable, except as expressly provided herein. A holder of Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Share Units so held, whether voting, right on liquidation or otherwise.

7.2 No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Board guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3 Right to Funds

Neither the establishment of this Plan nor the granting of Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Employees, Consultants, Directors or Officers to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

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SCHEDULE A

SHARE UNIT GRANT AGREEMENT

SHARE UNIT PLAN OF ERO COPPER CORP.

This Share Unit Grant Agreement is made the_____day of___________, 20____between ________________________________________________, the undersigned “Eligible Person” (the “Eligible Person”), being an employee, consultant, director or officer of Ero Copper Corp. (the “Corporation”) or a subsidiary thereof, name or designated pursuant to the terms of the Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the “Plan”), and the Corporation.

In consideration of the grant of Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1.	The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2.	The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board or, to the extent the Board delegated to the Committee administrative duties and powers in relation to the Plan, the Committee, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.	On____________, 20__, the Eligible Person was granted____________________Share Units, which grant is evidenced by this Agreement.

4.	The Share Units shall vest and be redeemed as follows:

Performance Period	The period beginning on the date hereof and ending on [●], subject to any adjustments set forth in this Agreement, if applicable.
Vesting Date

[●];

subject to satisfaction of the Performance Conditions set out in this Agreement, if applicable. For greater certainty, if no Performance Conditions are set out in this Agreement, the Share Units subject to this Agreement shall vest on the date indicated above.

Redemption Date	[●], such date being not later than three years following the end of the year that includes the Grant Date.

15

Performance Conditions	Performance Condition	Graduated Vesting Terms (if applicable)
	[●] [●] [●]	[●] [●] [●]

The Performance Conditions will be measured over the term of the Performance Period set forth in this Agreement, subject to any adjustments set forth in this Agreement, if applicable.

The extent to which each Performance Condition is met will be determined by the Board, based on such data as the Board determines to be relevant.

5.	This Share Unit Grant Agreement shall be considered as part of and an amendment to any employment agreement between the Eligible Person and the Corporation and the Eligible Person herby agrees that the Eligible Person will not make any claim under that employment agreement for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in the Plan.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

ERO COPPER CORP. Per: ___________________________ Authorized Signatory	ELIGIBLE PERSON ____________________________ Print Name: (Eligible Person)

16

APPENDIX “C”

blackline of proposed revisions to articles
OF
ERO COPPER CORP.

(See attached)

1

TABLE OF CONTENTS

BUSINESS CORPORATIONS ACT

ARTICLES

of

Ero Copper Corp.

Page

Article 1
INTERPRETATION
1.1	Definitions	7
1.2	Business Corporations Act and Interpretation Act Definitions Applicable	7
Article 2
SHARES AND SHARE CERTIFICATES
2.1	Authorized Share Structure	7
2.2	Form of Share Certificate	8
2.3	Shareholder Entitled to Certificate or Acknowledgement	8
2.4	Delivery by Mail	8
2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	8
2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement	8
2.7	Splitting Share Certificates	8
2.8	Certificate Fee	8
2.9	Recognition of Trusts	8
Article 3
ISSUE OF SHARES
3.1	Directors Authorized	9
3.2	Commissions and Discounts	9
3.3	Brokerage	9
3.4	Conditions of Issue	9
3.5	Share Purchase Warrants and Rights	9
Article 4
SHARE REGISTERS
4.1	Central Securities Register	9
4.2	Closing Register	10
Article 5
SHARE TRANSFERS
5.1	Registering Transfers	10
5.2	Form of Instrument of Transfer	10
5.3	Transferor Remains Shareholder	10
5.4	Signing of Instrument of Transfer	10
5.5	Enquiry as to Title Not Required	10
5.6	Transfer Fee	11

2

Article 6
TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death	11
6.2	Rights of Legal Personal Representative	11
Article 7
PURCHASE OF SHARES
7.1	Company Authorized to Purchase Shares	11
7.2	Purchase When Insolvent	11
7.3	Sale and Voting of Purchased Shares	11

Article 8
BORROWING POWERS
8.1	Borrowing Powers	11
Article 9
ALTERATIONS
9.1	Alteration of Authorized Share Structure	12
9.2	Special Rights and Restrictions	12
9.3	Change of Name	13
9.4	Other Alterations	13
Article 10
MEETINGS OF SHAREHOLDERS
10.1	Annual General Meetings	13
10.2	Resolution Instead of Annual General Meeting	13
10.3	Calling of Meetings of Shareholders	13
10.4	Notice for Meetings of Shareholders	13
10.5	Record Date for Notice	13
10.6	Record Date for Voting	14
10.7	Failure to Give Notice and Waiver of Notice	14
10.8	Notice of Special Business at Meetings of Shareholders	14
Article 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
11.1	Special Business	14
11.2	Special Majority	15
11.3	Quorum	15
11.4	One Shareholder May Constitute Quorum	15
11.5	Other Persons May Attend	15
11.6	Requirement of Quorum	15
11.7	Lack of Quorum	15
11.8	Lack of Quorum at Succeeding Meeting	15
11.9	Chair	16
11.10	Selection of Alternate Chair	16
11.11	Adjournments	16
11.12	Notice of Adjourned Meeting	16
11.13	Decision by Show of Hands or Poll	16
11.14	Declaration of Result	16

3

11.15	Motion Need Not be Seconded	16
11.16	Casting Vote	16
11.17	Manner of Taking Poll	17
11.18	Demand for Poll on Adjournment	17
11.19	Chair Must Resolve Dispute	17
11.20	Casting of Votes	17
11.21	Demand for Poll	17
11.22	Demand for Poll Not to Prevent Continuance of Meeting	17
11.23	Retention of Ballots and Proxies	17
11.24	Meeting by Telephone or Other Communications Medium	17
Article 12
VOTES OF SHAREHOLDERS
12.1	Number of Votes by Shareholder or by Shares	18
12.2	Votes of Persons in Representative Capacity	18
12.3	Votes by Joint Holders	18
12.4	Legal Personal Representatives as Joint Shareholders	18
12.5	Representative of a Corporate Shareholder	18
12.6	Proxy Provisions Do Not Apply to All Companies	19
12.7	Appointment of Proxy Holders	19
12.8	Alternate Proxy Holders	19
12.9	When Proxy Holder Need Not Be Shareholder	19
12.10	Deposit of Proxy	19
12.11	Validity of Proxy Vote	20
12.12	Form of Proxy	20
12.13	Revocation of Proxy	20
12.14	Revocation of Proxy Must Be Signed	20
12.15	Production of Evidence of Authority to Vote	21
Article 13
DIRECTORS
13.1	First Directors; Number of Directors	21
13.2	Change in Number of Directors	21
13.3	Directors’ Acts Valid Despite Vacancy	21
13.4	Qualifications of Directors	21
13.5	Remuneration of Directors	22
13.6	Reimbursement of Expenses of Directors	22
13.7	Special Remuneration for Directors	22
13.8	Gratuity, Pension or Allowance on Retirement of Director	22
Article 14
ELECTION AND REMOVAL OF DIRECTORS
14.1	Election at Annual General Meeting	22
14.2	Consent to be a Director	22
14.3	Failure to Elect or Appoint Directors	22
14.4	Places of Retiring Directors Not Filled	23
14.5	Directors May Fill Casual Vacancies	23
14.6	Remaining Directors Power to Act	23
14.7	Shareholders May Fill Vacancies	23
14.8	Additional Directors	23

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14.9	Ceasing to be a Director	24
14.10	Removal of Director by Shareholders	24
14.11	Removal of Director by Directors	24
Article 15
POWERS AND DUTIES OF DIRECTORS
15.1	Powers of Management	24
15.2	Appointment of Attorney of Company	24
Article 16
DISCLOSURE OF INTEREST OF DIRECTORS
16.1	Obligation to Account for Profits	24
16.2	Restrictions on Voting by Reason of Interest	25
16.3	Interested Director Counted in Quorum	25
16.4	Disclosure of Conflict of Interest or Property	25
16.5	Director Holding Other Office in the Company	25
16.6	No Disqualification	25
16.7	Professional Services by Director or Officer	25
16.8	Director or Officer in Other Corporations	25
Article 17
PROCEEDINGS OF DIRECTORS
17.1	Meetings of Directors	25
17.2	Voting at Meetings	26
17.3	Chair of Meetings	26
17.4	Meetings by Telephone or Other Communications Medium	26
17.5	Calling of Meetings	26
17.6	Notice of Meetings	26
17.7	When Notice Not Required	26
17.8	Meeting Valid Despite Failure to Give Notice	27
17.9	Waiver of Notice of Meetings	27
17.10	Quorum	27
17.11	Validity of Acts Where Appointment Defective	27
17.12	Consent Resolutions in Writing	27
Article 18
EXECUTIVE AND OTHER COMMITTEES
18.1	Appointment and Powers of Executive Committee	27
18.2	Appointment and Powers of Other Committees	28
18.3	Obligations of Committees	28
18.4	Powers of Board	28
18.5	Committee Meetings	28
Article 19
OFFICERS
19.1	Directors May Appoint Officers	29
19.2	Functions, Duties and Powers of Officers	29
19.3	Qualifications	29
19.4	Remuneration and Terms of Appointment	29

5

Article 20
INDEMNIFICATION
20.1	Definitions	29
20.2	Mandatory Indemnification of Directors and Former Directors	30
20.3	Indemnification of Other Persons	30
20.4	Non-Compliance with Business Corporations Act	30
20.5	Company May Purchase Insurance	30
Article 21
DIVIDENDS
21.1	Payment of Dividends Subject to Special Rights	30
21.2	Declaration of Dividends	30
21.3	No Notice Required	30
21.4	Record Date	30
21.5	Manner of Paying Dividend	31
21.6	Settlement of Difficulties	31
21.7	When Dividend Payable	31
21.8	Dividends to be Paid in Accordance with Number of Shares	31
21.9	Receipt by Joint Shareholders	31
21.10	Dividend Bears No Interest	31
21.11	Fractional Dividends	31
21.12	Payment of Dividends	31
21.13	Capitalization of Surplus	31
Article 22
DOCUMENTS, RECORDS AND REPORTS
22.1	Recording of Financial Affairs	31
22.2	Inspection of Accounting Records	32
Article 23
NOTICES
23.1	Method of Giving Notice	32
23.2	Deemed Receipt of Mailing	33
23.3	Certificate of Sending	33
23.4	Notice to Joint Shareholders	33
23.5	Notice to Trustees	33
Article 24
SEAL AND EXECUTION OF DOCUMENTS
24.1	Who May Attest Seal	33
24.2	Sealing Copies	33
24.3	Mechanical Reproduction of Seal	34
24.4	Execution of Documents Generally	34
Article 25
PROHIBITIONS
25.1	Definitions	34
25.2	Application	34
25.3	Consent Required for Transfer of Shares or Designated Securities	34

6

Certificate of Incorporation No. BC1075817

BUSINESS CORPORATIONS ACT

ARTICLES

of

Ero Copper Corp.

Article 1
INTERPRETATION

1.1                             Definitions. In these Articles, unless the context otherwise requires:

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

“legal personal representative” means the personal or other legal representative of the shareholder;

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

“seal” means the seal of the Company, if any.

1.2                             Business Corporations Act and Interpretation Act Definitions Applicable. The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

Article 2
SHARES AND SHARE CERTIFICATES

2.1                             Authorized Share Structure. The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

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2.2                             Form of Share Certificate. Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3                             Shareholder Entitled to Certificate or Acknowledgement. Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4                             Delivery by Mail. Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5                             Replacement of Worn Out or Defaced Certificate or Acknowledgement. If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6                             Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement. If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b)	any indemnity the directors consider adequate.

2.7                             Splitting Share Certificates. If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8                             Certificate Fee. There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9                             Recognition of Trusts. Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

8

Article 3
ISSUE OF SHARES

3.1                             Directors Authorized. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2                             Commissions and Discounts. The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3                             Brokerage. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4                             Conditions of Issue. Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5                          Share Purchase Warrants and Rights. Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

Article 4
SHARE REGISTERS

4.1                             Central Securities Register. As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

9

4.2                             Closing Register. The Company must not at any time close its central securities register.

Article 5
SHARE TRANSFERS

5.1                             Registering Transfers. A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)	if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2                             Form of Instrument of Transfer. The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3                             Transferor Remains Shareholder. Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4                             Signing of Instrument of Transfer. If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5                             Enquiry as to Title Not Required. Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

10

5.6                             Transfer Fee. There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

Article 6
TRANSMISSION OF SHARES

6.1                             Legal Personal Representative Recognized on Death. In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2                             Rights of Legal Personal Representative. The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

Article 7
PURCHASE OF SHARES

7.1                             Company Authorized to Purchase Shares. Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2                             Purchase When Insolvent. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3                             Sale and Voting of Purchased Shares. If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

Article 8
BORROWING POWERS

8.1	Borrowing Powers. The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

11

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Article 9
ALTERATIONS

9.1                        Alteration of Authorized Share Structure. Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2                        Special Rights and Restrictions. Subject to the Business Corporations Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

12

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3                        Change of Name. The Company may by a resolution of the directors authorize an alteration of its Notice of Articles in order to change its name.

9.4                        Other Alterations. If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

Article 10
MEETINGS OF SHAREHOLDERS

10.1                      Annual General Meetings. Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2                      Resolution Instead of Annual General Meeting. If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3                        Calling of Meetings of Shareholders. The directors may, whenever they think fit, call a meeting of shareholders.

10.4                     Notice for Meetings of Shareholders. The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5                     Record Date for Notice. The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

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If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6                   Record Date for Voting. The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7                    Failure to Give Notice and Waiver of Notice. The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8                      Notice of Special Business at Meetings of Shareholders. If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Article 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1                      Special Business. At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

14

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2                      Special Majority. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3                     Quorum. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

11.4                       One Shareholder May Constitute Quorum. If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5                     Other Persons May Attend. The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6                       Requirement of Quorum. No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7                       Lack of Quorum. If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8         Lack of Quorum at Succeeding Meeting. If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

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11.9                        Chair. The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10                   Selection of Alternate Chair. If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11                   Adjournments. The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12                  Notice of Adjourned Meeting. It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13                  Decision by Show of Hands or Poll. Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14                   Declaration of Result. The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15                   Motion Need Not be Seconded. No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16                   Casting Vote. In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

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11.17                     Manner of Taking Poll. Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18                     Demand for Poll on Adjournment. A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19                     Chair Must Resolve Dispute. In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20                     Casting of Votes. On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21                     Demand for Poll. No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22                    Demand for Poll Not to Prevent Continuance of Meeting. The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23                  Retention of Ballots and Proxies. The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

11.24                   Meeting by Telephone or Other Communications Medium. A shareholder or proxy holder may participate in a meeting of the shareholders in person or by telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A shareholder or proxy holder may participate in a meeting of the shareholders by a communications medium other than telephone if all shareholders or proxy holders participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all shareholders or proxy holders who wish to participate in the meeting agree to such participation. A shareholder or proxy holder who participates in a meeting in a manner contemplated by this Article 11.24 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

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Article 12
VOTES OF SHAREHOLDERS

12.1                     Number of Votes by Shareholder or by Shares. Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2                     Votes of Persons in Representative Capacity. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3                     Votes by Joint Holders. If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4                     Legal Personal Representatives as Joint Shareholders. Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5                     Representative of a Corporate Shareholder. If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(i)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

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(b)	if a representative is appointed under this Article 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6                       Proxy Provisions Do Not Apply to All Companies. Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7                       Appointment of Proxy Holders. Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8                       Alternate Proxy Holders. A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9                       When Proxy Holder Need Not Be Shareholder. A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10                     Deposit of Proxy. A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

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A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11                     Validity of Proxy Vote. A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12                     Form of Proxy. A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[Name of Company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _______________.

Signed this ______ day of __________, _____.

(Signature of shareholder)

(Name of shareholder - printed)

12.13                     Revocation of Proxy. Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14                     Revocation of Proxy Must Be Signed. An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

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(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15                     Production of Evidence of Authority to Vote. The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

Article 13
DIRECTORS

13.1                       First Directors; Number of Directors. The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

13.2                       Change in Number of Directors. If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3                       Directors’ Acts Valid Despite Vacancy. An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4                       Qualifications of Directors. A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

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13.5                      Remuneration of Directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6                      Reimbursement of Expenses of Directors. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7                      Special Remuneration for Directors. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8                      Gratuity, Pension or Allowance on Retirement of Director. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 14
ELECTION AND REMOVAL OF DIRECTORS

14.1                      Election at Annual General Meeting. At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2                      Consent to be a Director. No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3                      Failure to Elect or Appoint Directors. If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

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(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4                     Places of Retiring Directors Not Filled. If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5                      Directors May Fill Casual Vacancies. Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6                     Remaining Directors Power to Act. The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7                      Shareholders May Fill Vacancies. If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8                     Additional Directors. Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment

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14.9                      Ceasing to be a Director. A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10                   Removal of Director by Shareholders. The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11                   Removal of Director by Directors. The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Article 15
POWERS AND DUTIES OF DIRECTORS

15.1                     Powers of Management. The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2                     Appointment of Attorney of Company. The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

Article 16
DISCLOSURE OF INTEREST OF DIRECTORS

16.1                     Obligation to Account for Profits. A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

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16.2                     Restrictions on Voting by Reason of Interest. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3                      Interested Director Counted in Quorum. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4                     Disclosure of Conflict of Interest or Property. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5                     Director Holding Other Office in the Company. A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6                      No Disqualification. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7                      Professional Services by Director or Officer. Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8                      Director or Officer in Other Corporations. A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

Article 17
PROCEEDINGS OF DIRECTORS

17.1                      Meetings of Directors. The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

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17.2                      Voting at Meetings. Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3                      Chair of Meetings. The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4                      Meetings by Telephone or Other Communications Medium. A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5                      Calling of Meetings. A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6                      Notice of Meetings. Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7                     When Notice Not Required. It is not necessary to give notice of a meeting of the directors to a director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director has waived notice of the meeting.

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17.8                      Meeting Valid Despite Failure to Give Notice. The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9                      Waiver of Notice of Meetings. Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to such director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

17.10                   Quorum.The quorum necessary for the transaction of the business of the directors is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11                   Validity of Acts Where Appointment Defective. Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12                   Consent Resolutions in Writing. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

Article 18
EXECUTIVE AND OTHER COMMITTEES

18.1                      Appointment and Powers of Executive Committee. The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

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18.2                      Appointment and Powers of Other Committees. The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3                      Obligations of Committees. Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4                      Powers of Board. The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

18.5                     Committee Meetings. Subject to Article 18.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

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(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Article 19
OFFICERS

19.                        Directors May Appoint Officers. The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2                      Functions, Duties and Powers of Officers. The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3                      Qualifications. No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4                      Remuneration and Terms of Appointment. All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

Article 20
INDEMNIFICATION

20.1                      Definitions. In this Article 20:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

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20.2                     Mandatory Indemnification of Directors and Former Directors. Subject to the Business Corporations Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3                      Indemnification of Other Persons. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4                      Non-Compliance with Business Corporations Act. The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Article 20.

20.5                      Company May Purchase Insurance. The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, officer, employee or agent of the Company;

(b)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

Article 21
DIVIDENDS

21.1                      Payment of Dividends Subject to Special Rights. The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2                      Declaration of Dividends. Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3                      No Notice Required. The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4                      Record Date. The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

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21.5                     Manner of Paying Dividend. A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6                     Settlement of Difficulties. If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7                      When Dividend Payable. Any dividend may be made payable on such date as is fixed by the directors.

21.8                      Dividends to be Paid in Accordance with Number of Shares. All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9                      Receipt by Joint Shareholders. If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10                    Dividend Bears No Interest. No dividend bears interest against the Company.

21.11                    Fractional Dividends. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12                   Payment of Dividends. Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13                   Capitalization of Surplus. Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

Article 22
DOCUMENTS, RECORDS AND REPORTS

22.1                      Recording of Financial Affairs. The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

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22.2                        Inspection of Accounting Records. Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Article 23
NOTICES

23.1                        Method of Giving Notice. Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient;

(f)	as otherwise permitted by any securities legislation (together with all regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company.

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23.2                        Deemed Receipt of Mailing. A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

23.3                        Certificate of Sending. A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4                        Notice to Joint Shareholders. A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5                        Notice to Trustees. A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Article 24
SEAL AND EXECUTION OF DOCUMENTS

24.1                        Who May Attest Seal. Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

24.2                        Sealing Copies. For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

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24.3                        Mechanical Reproduction of Seal. The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

24.4                        Execution of Documents Generally. The Directors may from time to time by resolution appoint any one or more persons, officers or Directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or Director is appointed, then any one officer or Director of the Company may execute such instrument, document or agreement.

Article 25
PROHIBITIONS

25.1                        Definitions. In this Article 25:

(a)	“designated security” means:

(i)	a voting security of the Company;

(ii)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(iii)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

(b)	“security” has the meaning assigned in the Securities Act (British Columbia);

(c)	“voting security” means a security of the Company that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2                        Application. Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3                        Consent Required for Transfer of Shares or Designated Securities. No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

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DATED: [●], 2020.

“David Strang”

DAVID STRANG (Incorporator)

“Noel Dunn”

NOEL DUNN (Incorporator)

APPENDIX “D”

ERO COPPER CORP.

BOARD OF DIRECTORS MANDATE

(See attached)

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ERO COPPER CORP.
BOARD OF DIRECTORS MANDATE

1.            Purpose

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of Ero Copper Corp. (“Ero” or the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.            Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)           Strategic Plans

The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)           Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)           Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)           General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)           Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

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Human Resource Management

(a)            General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation.

(b)            Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c)            Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(a)            General

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.

(b)            Director Independence

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)            Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(d)            Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

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Communications

(a)            General

The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(b)            Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.

3.            Composition

General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; any Canadian residency requirements; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia), the Securities Act (British Columbia) and the notice of articles and articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

Independence

A majority of the Board must be independent, subject to any exemptions or relief that may be granted from such requirement. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time.

Chair of the Board

The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall, from the time that the Company obtains a listing of its securities on a public market or stock exchange, select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

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4.            Committees of the Board

The Board has established the following committees: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.            Meetings

The Board will meet at least once in each quarter, with additional meeting held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.

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Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committee

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

6.            Management

Position Descriptions for Directors

The Board has approved position descriptions for the Chair, the Lead Director and the chair of each Board committee. At least annually, the Board shall review such position descriptions.

Position Description for CEO

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

7.            Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs.

8.            No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

Adopted: May 15, 2017

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